UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

Statement of Eligibility and Qualification Under the
Trust Indenture Act of 1939 of a Corporation
Designated to Act as Trustee

___ Check if an application to determine eligibility
of a trustee pursuant to section 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of trustee as specified in its charter)

60 Wall Street New York, New York 10005	13-4941247
(Address of principal executive offices)	(I.R.S. Employer Identification No.)

Saxon Asset Securities Trust 2006-3
(Exact name of obligor as specified in its charter)

Delaware	Applied For
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, Delaware	19890
(Address of principal executive offices)	(Zip Code)

Mortgage Loan Asset-Backed Notes, Series 2006-3
(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Office of the Comptroller of the Currency	1114 Avenue of the Americas, Suite 3900 New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

Exhibit 1 -
Restated Organization Certificate as amended.

Exhibit 2 -
Certificate of Good Standing from the State of New York, Banking Department dated May 10, 2006.

Exhibit 3 -
Existing By-Laws of Deutsche Bank Trust Company Americas dated April 15, 2002.

Exhibit 4 -
Not Applicable.

Exhibit 5 -
Consent of Deutsche Bank Trust Company Americas required by Section 321(b) of the Act.

Exhibit 6 -
Reports of Condition of Deutsche Bank Trust Company Americas dated as of June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank Trust Company Americas, a banking corporation, organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 27th day of September, 2006.

Deutsche Bank Trust Company Americas

By:	/s/ Ronaldo Reyes
Ronaldo Reyes Vice President

Exhibit 1

State of New York,
Banking Department

I, MANUEL KURSKY, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled “RESTATED ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY Under Section 8007 of the Banking Law,” dated August 6, 1998, providing for the restatement of the Organization Certificate and all amendments into a single certificate.

Witness, my hand and official seal of the Banking Department at the City of New York, this  31st day of August in the Year of our Lord one thousand nine hundred and ninety-eight.

Manuel Kursky
Deputy Superintendent of Banks

Exhibit 1

RESTATED
ORGANIZATION
CERTIFICATE
OF
BANKERS TRUST COMPANY

Under Section 8007
Of the Banking Law

Bankers Trust Company
1301 6th Avenue, 8th Floor
New York, N.Y. 10019

Counterpart Filed in the Office of the Superintendent of Banks, State of New York, August 31, 1998

Exhibit 1

RESTATED ORGANIZATION CERTIFICATE
OF
BANKERS TRUST
Under Section 8007 of the Banking Law

We, James T. Byrne, Jr. and Lea Lahtinen, being respectively a Managing Director and an Assistant Secretary and a Vice President and an Assistant Secretary of BANKERS TRUST COMPANY, do hereby certify:

1. The name of the corporation is Bankers Trust Company.

2. The organization certificate of the corporation was filed by the Superintendent of Banks of the State of New York on March 5, 1903.

3. The text of the organization certificate, as amended heretofore, is hereby restated without further amendment or change to read as herein-set forth in full, to wit:

"Certificate of Organization
of
Bankers Trust Company

Know All Men By These Presents That we, the undersigned, James A. Blair, James G. Cannon, E. C. Converse, Henry P. Davison, Granville W. Garth, A. Barton Hepburn, Will Logan, Gates W. McGarrah, George W. Perkins, William H. Porter, John F. Thompson, Albert H. Wiggin, Samuel Woolverton and Edward F. C. Young, all being persons of full age and citizens of the United States, and a majority of us being residents of the State of New York, desiring to form a corporation to be known as a Trust Company, do hereby associate ourselves together for that purpose under and pursuant to the laws of the State of New York, and for such purpose we do hereby, under our respective hands and seals, execute and duly acknowledge this Organization Certificate in duplicate, and hereby specifically state as follows, to wit:

I. The name by which the said corporation shall be known is Bankers Trust Company.

II. The place where its business is to be transacted is the City of New York, in the State of New York.

III. Capital Stock: The amount of capital stock which the corporation is hereafter to have is Three Billion One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($3,001,666,670), divided into Two Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (200,166,667) shares with a par value of $10 each designated as Common Stock and 1,000 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock.

Exhibit 1

(a) Common Stock

1. Dividends: Subject to all of the rights of the Series Preferred Stock, dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends.

2. Voting Rights: Except as otherwise expressly provided with respect to the Series Preferred Stock or with respect to any series of the Series Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share thereof held.

3. Liquidation: Upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, and after the holders of the Series Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for the payment in full set aside, the remaining net assets of the corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Series Preferred Stock.

4. Preemptive Rights: No holder of Common Stock of the corporation shall be entitled, as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class or series whatsoever, any rights or options to purchase stock of any class or series whatsoever, or any securities convertible into, exchangeable for or carrying rights or options to purchase stock of any class or series whatsoever, whether now or hereafter authorized, and whether issued for cash or other consideration, or by way of dividend or other distribution.

(b) Series Preferred Stock

1. Board Authority: The Series Preferred Stock may be issued from time to time by the Board of Directors as herein provided in one or more series. The designations, relative rights, preferences and limitations of the Series Preferred Stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or may differ from those of any other series. The Board of Directors of the corporation is hereby expressly granted authority, subject to the provisions of this Article III, to issue from time to time Series Preferred Stock in one or more series and to fix from time to time before issuance thereof, by filing a certificate pursuant to the Banking Law, the number of shares in each such series of such class and all designations, relative rights (including the right, to the extent permitted by law, to convert into shares of any class or into shares of any series of any class), preferences and limitations of the shares in each such series, including, buy without limiting the generality of the foregoing, the following:

(i) The number of shares to constitute such series (which number may at any time, or from time to time, be increased or decreased by the Board of Directors, notwithstanding that shares of the series may be outstanding at the time of such increase or decrease, unless the Board of Directors shall have otherwise provided in creating such series) and the distinctive designation thereof;

(ii) The dividend rate on the shares of such series, whether or not dividends on the shares of such series shall be cumulative, and the date or dates, if any, from which dividends thereon shall be cumulative;

(iii) Whether or not the share of such series shall be redeemable, and, if redeemable, the date or dates upon or after which they shall be redeemable, the amount or amounts per share (which shall be, in the case of each share, not less than its preference upon involuntary liquidation, plus an amount equal to all dividends thereon accrued and unpaid, whether or not earned or declared) payable thereon in the case of the redemption thereof, which amount may vary at different redemption dates or otherwise as permitted by law;

Exhibit 1

(iv) The right, if any, of holders of shares of such series to convert the same into, or exchange the same for, Common Stock or other stock as permitted by law, and the terms and conditions of such conversion or exchange, as well as provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v) The amount per share payable on the shares of such series upon the voluntary and involuntary liquidation, dissolution or winding up of the corporation;

(vi) Whether the holders of shares of such series shall have voting power, full or limited, in addition to the voting powers provided by law and, in case additional voting powers are accorded, to fix the extent thereof; and

(vii) Generally to fix the other rights and privileges and any qualifications, limitations or restrictions of such rights and privileges of such series, provided, however, that no such rights, privileges, qualifications, limitations or restrictions shall be in conflict with the organization certificate of the corporation or with the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of which there are shares outstanding.

All shares of Series Preferred Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. All shares of Series Preferred Stock of all series shall be of equal rank and shall be identical in all respects except that to the extent not otherwise limited in this Article III any series may differ from any other series with respect to any one or more of the designations, relative rights, preferences and limitations described or referred to in subparagraphs (I) to (vii) inclusive above.

2. Dividends: Dividends on the outstanding Series Preferred Stock of each series shall be declared and paid or set apart for payment before any dividends shall be declared and paid or set apart for payment on the Common Stock with respect to the same quarterly dividend period. Dividends on any shares of Series Preferred Stock shall be cumulative only if and to the extent set forth in a certificate filed pursuant to law. After dividends on all shares of Series Preferred Stock (including cumulative dividends if and to the extent any such shares shall be entitled thereto) shall have been declared and paid or set apart for payment with respect to any quarterly dividend period, then and not otherwise so long as any shares of Series Preferred Stock shall remain outstanding, dividends may be declared and paid or set apart for payment with respect to the same quarterly dividend period on the Common Stock out the assets or funds of the corporation legally available therefor.

All Shares of Series Preferred Stock of all series shall be of equal rank, preference and priority as to dividends irrespective of whether or not the rates of dividends to which the same shall be entitled shall be the same and when the stated dividends are not paid in full, the shares of all series of the Series Preferred Stock shall share ratably in the payment thereof in accordance with the sums which would be payable on such shares if all dividends were paid in full, provided, however, that any two or more series of the Series Preferred Stock may differ from each other as to the existence and extent of the right to cumulative dividends, as aforesaid.

3. Voting Rights: Except as otherwise specifically provided in the certificate filed pursuant to law with respect to any series of the Series Preferred Stock, or as otherwise provided by law, the Series Preferred Stock shall not have any right to vote for the election of directors or for any other purpose and the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes.

Exhibit 1

4. Liquidation: In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, each series of Series Preferred Stock shall have preference and priority over the Common Stock for payment of the amount to which each outstanding series of Series Preferred Stock shall be entitled in accordance with the provisions thereof and each holder of Series Preferred Stock shall be entitled to be paid in full such amount, or have a sum sufficient for the payment in full set aside, before any payments shall be made to the holders of the Common Stock. If, upon liquidation, dissolution or winding up of the corporation, the assets of the corporation or proceeds thereof, distributable among the holders of the shares of all series of the Series Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amounts which would be payable if all amounts payable thereon were paid in full. After the payment to the holders of Series Preferred Stock of all such amounts to which they are entitled, as above provided, the remaining assets and funds of the corporation shall be divided and paid to the holders of the Common Stock.

5. Redemption: In the event that the Series Preferred Stock of any series shall be made redeemable as provided in clause (iii) of paragraph 1 of section (b) of this Article III, the corporation, at the option of the Board of Directors, may redeem at any time or times, and from time to time, all or any part of any one or more series of Series Preferred Stock outstanding by paying for each share the then applicable redemption price fixed by the Board of Directors as provided herein, plus an amount equal to accrued and unpaid dividends to the date fixed for redemption, upon such notice and terms as may be specifically provided in the certificate filed pursuant to law with respect to the series.

6. Preemptive Rights: No holder of Series Preferred Stock of the corporation shall be entitled, as such, as a matter or right, to subscribe for or purchase any part of any new or additional issue of stock of any class or series whatsoever, any rights or options to purchase stock of any class or series whatsoever, or any securities convertible into, exchangeable for or carrying rights or options to purchase stock of any class or series whatsoever, whether now or hereafter authorized, and whether issued for cash or other consideration, or by way of dividend.

(c) Provisions relating to Floating Rate Non-Cumulative Preferred Stock, Series A. (Liquidation value $1,000,000 per share.)

1. Designation: The distinctive designation of the series established hereby shall be "Floating Rate Non-Cumulative Preferred Stock, Series A" (hereinafter called "Series A Preferred Stock").

2. Number: The number of shares of Series A Preferred Stock shall initially be 250 shares. Shares of Series A Preferred Stock redeemed, purchased or otherwise acquired by the corporation shall be cancelled and shall revert to authorized but unissued Series Preferred Stock undesignated as to series.

3. Dividends:

(a) Dividend Payments Dates. Holders of the Series A Preferred Stock shall be entitled to receive non-cumulative cash dividends when, as and if declared by the Board of Directors of the corporation, out of funds legally available therefor, from the date of original issuance of such shares (the "Issue Date") and such dividends will be payable on March 28, June 28, September 28 and December 28 of each year (“Dividend Payment Date") commencing September 28, 1990, at a rate per annum as determined in paragraph 3(b) below. The period beginning on the Issue Date and ending on the day preceding the first Dividend Payment Date and each successive period beginning on a Dividend Payment Date and ending on the date preceding the next succeeding Dividend Payment Date is herein called a "Dividend Period". If any Dividend Payment Date shall be, in The City of New York, a Sunday or a legal holiday or a day on which banking institutions are authorized by law to close, then payment will be postponed to the next succeeding business day with the same force and effect as if made on the Dividend Payment Date, and no interest shall accrue for such Dividend Period after such Dividend Payment Date.

Exhibit 1

(b) Dividend Rate. The dividend rate from time to time payable in respect of Series A Preferred Stock (the "Dividend Rate") shall be determined on the basis of the following provisions:

(i) On the Dividend Determination Date, LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars having a maturity of three months commencing on the second London Business Day immediately following such Dividend Determination Date, as such rates appear on the Reuters Screen LIBO Page as of 11:00 A.M. London time, on such Dividend Determination Date. If at least two such offered rates appear on the Reuters Screen LIBO Page, LIBOR in respect of such Dividend Determination Dates will be the arithmetic mean (rounded to the nearest one-hundredth of a percent, with five one-thousandths of a percent rounded upwards) of such offered rates. If fewer than those offered rates appear, LIBOR in respect of such Dividend Determination Date will be determined as described in paragraph (ii) below.

(ii) On any Dividend Determination Date on which fewer than those offered rates for the applicable maturity appear on the Reuters Screen LIBO Page as specified in paragraph (I) above, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having a maturity of three months commencing on the second London Business Day immediately following such Dividend Determination Date and in a principal amount of not less than $1,000,000 that is representative of a single transaction in such market at such time are offered by three major banks in the London interbank market selected by the corporation at approximately 11:00 A.M., London time, on such Dividend Determination Date to prime banks in the London market. The corporation will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR in respect of such Dividend Determination Date will be the arithmetic mean (rounded to the nearest one-hundredth of a percent, with five one-thousandths of a percent rounded upwards) of such quotations. If fewer than two quotations are provided, LIBOR in respect of such Dividend Determination Date will be the arithmetic mean (rounded to the nearest one-hundredth of a percent, with five one-thousandths of a percent rounded upwards) of the rates quoted by three major banks in New York City selected by the corporation at approximately 11:00 A.M., New York City time, on such Dividend Determination Date for loans in U.S. dollars to leading European banks having a maturity of three months commencing on the second London Business Day immediately following such Dividend Determination Date and in a principal amount of not less than $1,000,000 that is representative of a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the corporation are not quoting as aforementioned in this sentence, then, with respect to such Dividend Period, LIBOR for the preceding Dividend Period will be continued as LIBOR for such Dividend Period.

(iii) The Dividend Rate for any Dividend Period shall be equal to the lower of 18% or 50 basis points above LIBOR for such Dividend Period as LIBOR is determined by sections (I) or (ii) above.

As used above, the term "Dividend Determination Date" shall mean, with respect to any Dividend Period, the second London Business Day prior to the commencement of such Dividend Period; and the term "London Business Day" shall mean any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or required by law or executive order to close and that is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

4. Voting Rights: The holders of the Series A Preferred Stock shall have the voting power and rights set forth in this paragraph 4 and shall have no other voting power or rights except as otherwise may from time to time be required by law.

So long as any shares of Series A Preferred Stock remain outstanding, the corporation shall not, without the affirmative vote or consent of the holders of at least a majority of the votes of the Series Preferred Stock entitled to vote outstanding at the time, given in person or by proxy, either in writing or by resolution adopted at a meeting at which the holders of Series A Preferred Stock (alone or together with the holders of one or more other series of Series Preferred Stock at the time outstanding and entitled to vote) vote separately as a class, alter the provisions of the Series Preferred Stock so as to materially adversely affect its rights; provided, however, that in the event any such materially adverse alteration affects the rights of only the Series A Preferred Stock, then the alteration may be effected with the vote or consent of at least a majority of the votes of the Series A Preferred Stock; provided, further, that an increase in the amount of the authorized Series Preferred Stock and/or the creation and/or issuance of other series of Series Preferred Stock in accordance with the organization certificate shall not be, nor be deemed to be, materially adverse alterations. In connection with the exercise of the voting rights contained in the preceding sentence, holders of all series of Series Preferred Stock which are granted such voting rights (of which the Series A Preferred Stock is the initial series) shall vote as a class (except as specifically provided otherwise) and each holder of Series A Preferred Stock shall have one vote for each share of stock held and each other series shall have such number of votes, if any, for each share of stock held as may be granted to them.

Exhibit 1

The foregoing voting provisions will not apply if, in connection with the matters specified, provision is made for the redemption or retirement of all outstanding Series A Preferred Stock.

5. Liquidation: Subject to the provisions of section (b) of this Article III, upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall have preference and priority over the Common Stock for payment out of the assets of the corporation or proceeds thereof, whether from capital or surplus, of $1,000,000 per share (the "liquidation value") together with the amount of all dividends accrued and unpaid thereon, and after such payment the holders of Series A Preferred Stock shall be entitled to no other payments.

6. Redemption: Subject to the provisions of section (b) of this Article III, Series A Preferred Stock may be redeemed, at the option of the corporation in whole or part, at any time or from time to time at a redemption price of $1,000,000 per share, in each case plus accrued and unpaid dividends to the date of redemption.

At the option of the corporation, shares of Series A Preferred Stock redeemed or otherwise acquired may be restored to the status of authorized but unissued shares of Series Preferred Stock.

In the case of any redemption, the corporation shall give notice of such redemption to the holders of the Series A Preferred Stock to be redeemed in the following manner: a notice specifying the shares to be redeemed and the time and place of redemption (and, if less than the total outstanding shares are to be redeemed, specifying the certificate numbers and number of shares to be redeemed) shall be mailed by first class mail, addressed to the holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as the same shall appear upon the books of the corporation, not more than sixty (60) days and not less than thirty (30) days previous to the date fixed for redemption. In the event such notice is not given to any shareholder such failure to give notice shall not affect the notice given to other shareholders. If less than the whole amount of outstanding Series A Preferred Stock is to be redeemed, the shares to be redeemed shall be selected by lot or pro rata in any manner determined by resolution of the Board of Directors to be fair and proper. From and after the date fixed in any such notice as the date of redemption (unless default shall be made by the corporation in providing moneys at the time and place of redemption for the payment of the redemption price) all dividends upon the Series A Preferred Stock so called for redemption shall cease to accrue, and all rights of the holders of said Series A Preferred Stock as stockholders in the corporation, except the right to receive the redemption price (without interest) upon surrender of the certificate representing the Series A Preferred Stock so called for redemption, duly endorsed for transfer, if required, shall cease and terminate. The corporation's obligation to provide moneys in accordance with the preceding sentence shall be deemed fulfilled if, on or before the redemption date, the corporation shall deposit with a bank or trust company (which may be an affiliate of the corporation) having an office in the Borough of Manhattan, City of New York, having a capital and surplus of at least $5,000,000 funds necessary for such redemption, in trust with irrevocable instructions that such funds be applied to the redemption of the shares of Series A Preferred Stock so called for redemption. Any interest accrued on such funds shall be paid to the corporation from time to time. Any funds so deposited and unclaimed at the end of two (2) years from such redemption date shall be released or repaid to the corporation, after which the holders of such shares of Series A Preferred Stock so called for redemption shall look only to the corporation for payment of the redemption price.

Exhibit 1

IV. The name, residence and post office address of each member of the corporation are as follows:

Name	Residence	Post Office Address
James A. Blair	9 West 50th Street, Manhattan, New York City	33 Wall Street, Manhattan, New York City

James G. Cannon	72 East 54th Street, Manhattan New York City	14 Nassau Street, Manhattan, New York City

E. C. Converse	3 East 78th Street, Manhattan, New York City	139 Broadway, Manhattan, New York City

Henry P. Davison	Englewood, New Jersey	2 Wall Street, Manhattan, New York City

Granville W. Garth	160 West 57th Street, Manhattan, New York City	33 Wall Street Manhattan, New York City

A. Barton Hepburn	205 West 57th Street Manhattan, New York City	83 Cedar Street Manhattan, New York City

William Logan	Montclair, New Jersey	13 Nassau Street Manhattan, New York City

George W. Perkins	Riverdale, New York	23 Wall Street, Manhattan, New York City

William H. Porter	56 East 67th Street Manhattan, New York City	270 Broadway, Manhattan, New York City

John F. Thompson	Newark, New Jersey	143 Liberty Street, Manhattan, New York City

Albert H. Wiggin	42 West 49th Street, Manhattan, New York City	214 Broadway, Manhattan, New York City

Samuel Woolverton	Mount Vernon, New York	34 Wall Street, Manhattan, New York City

Edward F.C. Young	85 Glenwood Avenue, Jersey City, New Jersey	1 Exchange Place, Jersey City, New Jersey

V. The existence of the corporation shall be perpetual.

VI. The subscribers, the members of the said corporation, do, and each for himself does, hereby declare that he will accept the responsibilities and faithfully discharge the duties of a director therein, if elected to act as such, when authorized accordance with the provisions of the Banking Law of the State of New York.

Exhibit 1

VII. The number of directors of the corporation shall not be less than 10 nor more than 25."

4. The foregoing restatement of the organization certificate was authorized by the Board of Directors of the corporation at a meeting held on July 21, 1998.

IN WITNESS WHEREOF, we have made and subscribed this certificate this 6th day of August, 1998.

IN WITNESS WHEREOF, we have made and subscribed this certificate this 6th day of August, 1998.

James T. Byrne, Jr.
James T. Byrne, Jr. Managing Director and Secretary

Manuel Kursky
Deputy Superintendent of Banks

Lea Lahtinen
Lea Lahtinen Vice President and Assistant Secretary

Exhibit 1

State of New York	)
) ss:
County of New York	)

Lea Lahtinen, being duly sworn, deposes and says that she is a Vice President and an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements herein contained are true.

Lea Lahtinen
Lea Lahtinen

Sworn to before me this
6th day of August, 1998.

Sandra L. West
Notary Public

SANDRA L. WEST Notary Public State of New York No. 31-4942101 Qualified in New York County Commission Expires September 19, 1998

Exhibit 1

State of New York,
Banking Department

I, MANUEL KURSKY, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled “CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY Under Section 8005 of the Banking Law,” dated September 16, 1998, providing for an increase in authorized capital stock from $3,001,666,670 consisting of 200,166,667 shares with a par value of $10 each designated as Common Stock and 1,000 shares with a par value of $1,000,000 each designated as Series Preferred Stock to $3,501,666,670 consisting of 200,166,667 shares with a par value of $10 each designated as Common Stock and 1,500 shares with a par value of $1,000,000 each designated as Series Preferred Stock.

Witness, my hand and official seal of the Banking Department at the City of New York,
this  25th day of   September in the Year of our Lord one thousand nine hundred and ninety-eight.

Manuel Kursky
Deputy Superintendent of Banks

Exhibit 1

CERTIFICATE OF AMENDMENT

OF THE

ORGANIZATION CERTIFICATE

OF BANKERS TRUST

Under Section 8005 of the Banking Law

We, James T. Byrne, Jr. and Lea Lahtinen, being respectively a Managing Director and Secretary and a Vice President and an Assistant Secretary of Bankers Trust Company, do hereby certify:

1. The name of the corporation is Bankers Trust Company.

2. The organization certificate of said corporation was filed by the Superintendent of Banks on the 5th of March, 1903.

3. The organization certificate as heretofore amended is hereby amended to increase the aggregate number of shares which the corporation shall have authority to issue and to increase the amount of its authorized capital stock in conformity therewith.

4. Article III of the organization certificate with reference to the authorized capital stock, the number of shares into which the capital stock shall be divided, the par value of the shares and the capital stock outstanding, which reads as follows:

“III. The amount of capital stock which the corporation is hereafter to have is Three Billion, One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($3,001,666,670), divided into Two Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (200,166,667) shares with a par value of $10 each designated as Common Stock and 1000 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock.”

is hereby amended to read as follows:

“III. The amount of capital stock which the corporation is hereafter to have is Three Billion, Five Hundred One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($3,501,666,670), divided into Two Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (200,166,667) shares with a par value of $10 each designated as Common Stock and 1500 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock.”

Exhibit 1

5. The foregoing amendment of the organization certificate was authorized by unanimous written consent signed by the holder of all outstanding shares entitled to vote thereon.

IN WITNESS WHEREOF, we have made and subscribed this certificate this 25th day of September, 1998

James T. Byrne, Jr.
James T. Byrne, Jr. Managing Director and Secretary

Lea Lahtinen
Lea Lahtinen Vice President and Assistant Secretary

State of New York	)
) ss:
County of New York	)

Lea Lahtinen, being fully sworn, deposes and says that she is a Vice President and an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements herein contained are true.

Lea Lahtinen
Lea Lahtinen

Sworn to before me this 25th day
of September, 1998

Sandra L. West
Notary Public

SANDRA L. WEST Notary Public State of New York No. 31-4942101 Qualified in New York County Commission Expires September 19, 2000

Exhibit 1

State of New York,
Banking Department

I, P. VINCENT CONLON, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled “CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY Under Section 8005 of the Banking Law,” dated December 16, 1998, providing for an increase in authorized capital stock from $3,501,666,670 consisting of 200,166,667 shares with a par value of $10 each designated as Common Stock and 1,500 shares with a par value of $1,000,000 each designated as Series Preferred Stock to $3,627,308,670 consisting of 212,730,867 shares with a par value of $10 each designated as Common Stock and 1,500 shares with a par value of $1,000,000 each designated as Series Preferred Stock.

Witness, my hand and official seal of the Banking Department at the City of New York,
this  18th day of   December in the Year of our Lord one thousand nine hundred and ninety-eight.

P. Vincent Conlon
Deputy Superintendent of Banks

Exhibit 1

CERTIFICATE OF AMENDMENT

OF THE

ORGANIZATION CERTIFICATE

OF BANKERS TRUST

Under Section 8005 of the Banking Law

We, James T. Byrne, Jr. and Lea Lahtinen, being respectively a Managing Director and Secretary and a Vice President and an Assistant Secretary of Bankers Trust Company, do hereby certify:

1. The name of the corporation is Bankers Trust Company.

2. The organization certificate of said corporation was filed by the Superintendent of Banks on the 5th of March, 1903.

3. The organization certificate as heretofore amended is hereby amended to increase the aggregate number of shares which the corporation shall have authority to issue and to increase the amount of its authorized capital stock in conformity therewith.

4. Article III of the organization certificate with reference to the authorized capital stock, the number of shares into which the capital stock shall be divided, the par value of the shares and the capital stock outstanding, which reads as follows:

“III. The amount of capital stock which the corporation is hereafter to have is Three Billion, Five Hundred One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($3,501,666,670), divided into Two Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (200,166,667) shares with a par value of $10 each designated as Common Stock and 1500 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock.”

is hereby amended to read as follows:

“III. The amount of capital stock which the corporation is hereafter to have is Three Billion, Six Hundred Twenty-Seven Million, Three Hundred Eight Thousand, Six Hundred Seventy Dollars ($3,627,308,670), divided into Two Hundred Twelve Million, Seven Hundred Thirty Thousand, Eight Hundred Sixty- Seven (212,730,867) shares with a par value of $10 each designated as Common Stock and 1500 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock.”

Exhibit 1

5. The foregoing amendment of the organization certificate was authorized by unanimous written consent signed by the holder of all outstanding shares entitled to vote thereon.

IN WITNESS WHEREOF, we have made and subscribed this certificate this 16th day of December, 1998

James T. Byrne, Jr.
James T. Byrne, Jr. Managing Director and Secretary

Lea Lahtinen
Lea Lahtinen Vice President and Assistant Secretary

State of New York	)
) ss:
County of New York	)

Lea Lahtinen, being fully sworn, deposes and says that she is a Vice President and an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements herein contained are true.

Lea Lahtinen
Lea Lahtinen

Sworn to before me this 16th day
of December, 1998

Sandra L. West
Notary Public

SANDRA L. WEST Notary Public State of New York No. 31-4942101 Qualified in New York County Commission Expires September 19, 2000

Exhibit 1

BANKERS TRUST COMPANY

ASSISTANT SECRETARY’S CERTIFICATE

I, Lea Lahtinen, Vice President and Assistant Secretary of Bankers Trust Company, a corporation duly organized and existing under the laws of the State of New York, the United States of America, do hereby certify that attached copy of the Certificate of Amendment of the Organization Certificate of Bankers Trust Company, dated February 27, 2002, providing for a change of name of Bankers Trust Company to Deutsche Bank Trust Company Americas and approved by the New York State Banking Department on March 14, 2002 to effective on April 15, 2002, is a true and correct copy of the original Certificate of Amendment of the Organization Certificate of Bankers Trust Company on file in the Banking Department, State of New York.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of Bankers Trust Company this 4th day of April, 2002.
[SEAL]

/s/ Lea Lahtinen
Lea Lahtinen, Vice President and Assistant Secretary Bankers Trust Company

State of New York	)
	)	ss.:
County of New York	)

On the 4th day of April in the year 2002 before me, the undersigned, a Notary Public in and for said state, personally appeared Lea Lahtinen, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person on behalf of which the individual acted, executed the instrument.

/s/ Sonja K. Olsen
Notary Public

SONJA K. OLSEN
Notary Public, State of New York No. 01OL4974457 Qualified in New York County Commission Expires November 13, 2002

Exhibit 1

State of New York,
Banking Department

I, P. VINCENT CONLON, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled “CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY under Section 8005 of the Banking Law” dated February 27, 2002, providing for a change of name of BANKERS TRUST COMPANY to DEUTSCHE BANK TRUST COMPANY AMERICAS.

Witness, my hand and official seal of the Banking Department at the City of New York, this 14th day of March two thousand and two.

/s/ P. Vincent Conlon
Deputy Superintendent of Banks

Exhibit 1

CERTIFICATE OF AMENDMENT

OF THE

ORGANIZATION CERTIFICATE

OF

BANKERS TRUST COMPANY

Under Section 8005 of the Banking Law

We, James T. Byrne Jr., and Lea Lahtinen, being respectively the Secretary, and Vice President and an Assistant Secretary of Bankers Trust Company, do hereby certify:

1. The name of corporation is Bankers Trust Company.

2. The organization certificate of said corporation was filed by the Superintendent of Banks on the 5th day of March, 1903.

3. Pursuant to Section 8005 of the Banking Law, attached hereto as Exhibit A is a certificate issued by the State of New York, Banking Department listing all of the amendments to the Organization Certificate of Bankers Trust Company since its organization that have been filed in the Office of the Superintendent of Banks.

4. The organization certificate as heretofore amended is hereby amended to change the name of Bankers Trust Company to Deutsche Bank Trust Company Americas to be effective on April 15, 2002.

5. The first paragraph number 1 of the organization of Bankers Trust Company with the reference to the name of the Bankers Trust Company, which reads as follows:

“1. The name of the corporation is Bankers Trust Company.”

is hereby amended to read as follows effective on April 15, 2002:

“1. The name of the corporation is Deutsche Bank Trust Company Americas.”

Exhibit 1

6. The foregoing amendment of the organization certificate was authorized by unanimous written consent signed by the holder of all outstanding shares entitled to vote thereon.

IN WITNESS WHEREOF, we have made and subscribed this certificate this 27th day of February, 2002.

/s/ James T. Byrne Jr.
James T. Byrne Jr. Secretary

/s/ Lea Lahtinen
Lea Lahtinen Vice President and Assistant Secretary

State of New York	)
	)	ss.:
County of New York	)

Lea Lahtinen, being duly sworn, deposes and says that she is a Vice President and an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements therein contained are true.

/s/ Lea Lahtinen
Lea Lahtinen

Sworn to before me this 27th day
of February, 2002

/s/ Sandra L. West
Notary Public

SANDRA L. WEST Notary Public, State of New York No. 01WE4942401 Qualified in New York County Commission Expires September 19, 2002

EXHIBIT A

State of New York
Banking Department

I, P. VINCENT CONLON, Deputy Superintendent of Banks of the State of New York, DO HEREBY CERTIFY:

THAT, the records in the Office of the Superintendent of Banks indicate that BANKERS TRUST COMPANY is a corporation duly organized and existing under the laws of the State of New York as a trust company, pursuant to Article III of the Banking Law; and

THAT, the Organization Certificate of BANKERS TRUST COMPANY was filed in the Office of the Superintendent of Banks on March 5, 1903, and such corporation was authorized to commence business on March 24, 1903; and

THAT, the following amendments to its Organization Certificate have been filed in the Office of the Superintendent of Banks as of the dates specified:
Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on January 14, 1905

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on August 4, 1909

Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on February 1, 1911

Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on June 17, 1911

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on August 8, 1911

Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on August 8, 1911

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on March 21, 1912

Certificate of Amendment of Certificate of Incorporation providing for a decrease in number of directors - filed on January 15, 1915

Certificate of Amendment of Certificate of Incorporation providing for a decrease in number of directors - filed on December 18, 1916

Exhibit 1

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on April 20, 1917

Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on April 20, 1917

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on December 28, 1918

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on December 4, 1919

Certificate of Amendment of Certificate of Incorporation providing for an increase in number of directors - filed on January 15, 1926

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on June 12, 1928

Certificate of Amendment of Certificate of Incorporation providing for a change in shares - filed on April 4, 1929

Certificate of Amendment of Certificate of Incorporation providing for a minimum and maximum number of directors - filed on January 11, 1934

Certificate of Extension to perpetual - filed on January 13, 1941

Certificate of Amendment of Certificate of Incorporation providing for a minimum and maximum number of directors - filed on January 13, 1941

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on December 11, 1944

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed January 30, 1953

Restated Certificate of Incorporation - filed November 6, 1953

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on April 8, 1955

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on February 1, 1960

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on July 14, 1960

Exhibit 1

Certificate of Amendment of Certificate of Incorporation providing for a change in shares - filed on September 30, 1960

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on January 26, 1962

Certificate of Amendment of Certificate of Incorporation providing for a change in shares - filed on September 9, 1963

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on February 7, 1964

Certificate of Amendment of Certificate of Incorporation providing for an increase in capital stock - filed on February 24, 1965

Certificate of Amendment of the Organization Certificate providing for a decrease in capital stock - filed January 24, 1967

Restated Organization Certificate - filed June 1, 1971

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed October 29, 1976

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 22, 1977

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed August 5, 1980

Restated Organization Certificate - filed July 1, 1982

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 27, 1984

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed September 18, 1986

Certificate of Amendment of the Organization Certificate providing for a minimum and maximum number of directors - filed January 22, 1990

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed June 28, 1990

Restated Organization Certificate - filed August 20, 1990

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed June 26, 1992

Exhibit 1

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed March 28, 1994

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed June 23, 1995

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 27, 1995

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed March 21, 1996

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 27, 1996

Certificate of Amendment to the Organization Certificate providing for an increase in capital stock - filed June 27, 1997

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed September 26, 1997

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 29, 1997

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed March 26, 1998

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed June 23, 1998

Restated Organization Certificate - filed August 31, 1998

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed September 25, 1998

Certificate of Amendment of the Organization Certificate providing for an increase in capital stock - filed December 18, 1998; and

Certificate of Amendment of the Organization Certificate providing for a change in the number of directors - filed September 3, 1999; and

THAT, no amendments to its Restated Organization Certificate have been filed in the Office of the Superintendent of Banks except those set forth above; and attached hereto; and

I DO FURTHER CERTIFY THAT, BANKERS TRUST COMPANY is validly existing as a banking organization with its principal office and place of business located at 130 Liberty Street, New York, New York.

Exhibit 1

WITNESS, my hand and official seal of the Banking Department at the City of New York this 16th day of October in the Year Two Thousand and One.

/s/ P. Vincent Conlon
Deputy Superintendent of Banks

Exhibit 1

DEUTSCHE BANK TRUST COMPANY AMERICAS

BY-LAWS

APRIL 15, 2002

Deutsche Bank Trust Company Americas

New York

Exhibit 2

State of New York
Banking Department

I, David S. Fredsall, Deputy Superintendent of Banks of the State of New York, DO HEREBY CERTIFY:

THAT, DEUTSCHE BANK TRUST COMPANY AMERICAS, is a corporation duly organized and existing under the laws of the State of New York and has its principal office and place of business at 60 Wall Street, New York, New York. Such corporation is validly existing as a banking organization under the Banking Law of the State of New York. The authorization certificate of such corporation has not been revoked or suspended and such corporation is a subsisting trust company under the supervision of this Department.

WITNESS, my hand and official seal of the Banking Department at the City of New York, this 10th day of May in the Year two thousand and six.

/s/ David S. Fredsall
Deputy Superintendent of Banks

Exhibit 2

BANKERS TRUST COMPANY

BY-LAWS

DECEMBER 20, 2001

Bankers Trust Company
New York

Exhibit 3

BY-LAWS
of
Bankers Trust Company

ARTICLE I

MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders of this Company shall be held at the office of the Company in the Borough of Manhattan, City of New York, in January of each year, for the election of directors and such other business as may properly come before said meeting.

SECTION 2. Special meetings of stockholders other than those regulated by statute may be called at any time by a majority of the directors. It shall be the duty of the Chairman of the Board, the Chief Executive Officer, the President or any Co-President to call such meetings whenever requested in writing to do so by stockholders owning a majority of the capital stock.

SECTION 3. At all meetings of stockholders, there shall be present, either in person or by proxy, stockholders owning a majority of the capital stock of the Company, in order to constitute a quorum, except at special elections of directors, as provided by law, but less than a quorum shall have power to adjourn any meeting.

SECTION 4. The Chairman of the Board or, in his absence, the Chief Executive Officer or, in his absence, the President or any Co-President or, in their absence, the senior officer present, shall preside at meetings of the stockholders and shall direct the proceedings and the order of business. The Secretary shall act as secretary of such meetings and record the proceedings.

ARTICLE II

DIRECTORS

SECTION 1. The affairs of the Company shall be managed and its corporate powers exercised by a Board of Directors consisting of such number of directors, but not less than seven nor more than fifteen, as may from time to time be fixed by resolution adopted by a majority of the directors then in office, or by the stockholders. In the event of any increase in the number of directors, additional directors may be elected within the limitations so fixed, either by the stockholders or within the limitations imposed by law, by a majority of directors then in office. One-third of the number of directors, as fixed from time to time, shall constitute a quorum. Any one or more members of the Board of Directors or any Committee thereof may participate in a meeting of the Board of Directors or Committee thereof by means of a conference telephone, video conference or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

All directors hereafter elected shall hold office until the next annual meeting of the stockholders and until their successors are elected and have qualified.

No Officer-Director who shall have attained age 65, or earlier relinquishes his responsibilities and title, shall be eligible to serve as a director.

Exhibit 3

SECTION 2. Vacancies not exceeding one-third of the whole number of the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, and the directors so elected shall hold office for the balance of the unexpired term.

SECTION 3. The Chairman of the Board shall preside at meetings of the Board of Directors. In his absence, the Chief Executive Officer or, in his absence the President or any Co-President or, in their absence such other director as the Board of Directors from time to time may designate shall preside at such meetings.

SECTION 4. The Board of Directors may adopt such Rules and Regulations for the conduct of its meetings and the management of the affairs of the Company as it may deem proper, not inconsistent with the laws of the State of New York, or these By-Laws, and all officers and employees shall strictly adhere to, and be bound by, such Rules and Regulations.

SECTION 5. Regular meetings of the Board of Directors shall be held from time to time provided, however, that the Board of Directors shall hold a regular meeting not less than six times a year, provided that during any three consecutive calendar months the Board of Directors shall meet at least once, and its Executive Committee shall not be required to meet at least once in each thirty day period during which the Board of Directors does not meet. Special meetings of the Board of Directors may be called upon at least two day's notice whenever it may be deemed proper by the Chairman of the Board or, the Chief Executive Officer or, the President or any Co-President or, in their absence, by such other director as the Board of Directors may have designated pursuant to Section 3 of this Article, and shall be called upon like notice whenever any three of the directors so request in writing.
SECTION 6. The compensation of directors as such or as members of committees shall be fixed from time to time by resolution of the Board of Directors.
ARTICLE III

COMMITTEES

SECTION 1. There shall be an Executive Committee of the Board consisting of not less than five directors who shall be appointed annually by the Board of Directors. The Chairman of the Board shall preside at meetings of the Executive Committee. In his absence, the Chief Executive Officer or, in his absence, the President or any Co-President or, in their absence, such other member of the Committee as the Committee from time to time may designate shall preside at such meetings.

The Executive Committee shall possess and exercise to the extent permitted by law all of the powers of the Board of Directors, except when the latter is in session, and shall keep minutes of its proceedings, which shall be presented to the Board of Directors at its next subsequent meeting. All acts done and powers and authority conferred by the Executive Committee from time to time shall be and be deemed to be, and may be certified as being, the act and under the authority of the Board of Directors.

Exhibit 3

A majority of the Committee shall constitute a quorum, but the Committee may act only by the concurrent vote of not less than one-third of its members, at least one of who must be a director other than an officer. Any one or more directors, even though not members of the Executive Committee, may attend any meeting of the Committee, and the member or members of the Committee present, even though less than a quorum, may designate any one or more of such directors as a substitute or substitutes for any absent member or members of the Committee, and each such substitute or substitutes shall be counted for quorum, voting, and all other purposes as a member or members of the Committee.

SECTION 2. There shall be an Audit Committee appointed annually by resolution adopted by a majority of the entire Board of Directors which shall consist of such number of directors, who are not also officers of the Company, as may from time to time be fixed by resolution adopted by the Board of Directors. The Chairman shall be designated by the Board of Directors, who shall also from time to time fix a quorum for meetings of the Committee. Such Committee shall conduct the annual directors' examinations of the Company as required by the New York State Banking Law; shall review the reports of all examinations made of the Company by public authorities and report thereon to the Board of Directors; and shall report to the Board of Directors such other matters as it deems advisable with respect to the Company, its various departments and the conduct of its operations.

In the performance of its duties, the Audit Committee may employ or retain, from time to time, expert assistants, independent of the officers or personnel of the Company, to make studies of the Company's assets and liabilities as the Committee may request and to make an examination of the accounting and auditing methods of the Company and its system of internal protective controls to the extent considered necessary or advisable in order to determine that the operations of the Company, including its fiduciary departments, are being audited by the General Auditor in such a manner as to provide prudent and adequate protection. The Committee also may direct the General Auditor to make such investigation as it deems necessary or advisable with respect to the Company, its various departments and the conduct of its operations. The Committee shall hold regular quarterly meetings and during the intervals thereof shall meet at other times on call of the Chairman.

Exhibit 3

SECTION 3. The Board of Directors shall have the power to appoint any other Committees as may seem necessary, and from time to time to suspend or continue the powers and duties of such Committees. Each Committee appointed pursuant to this Article shall serve at the pleasure of the Board of Directors.

ARTICLE IV

OFFICERS

SECTION 1. The Board of Directors shall elect from among their number a Chairman of the Board and a Chief Executive Officer; and shall also elect a President, or two or more Co-Presidents, and may also elect, one or more Vice Chairmen, one or more Executive Vice Presidents, one or more Managing Directors, one or more Senior Vice Presidents, one or more Directors, one or more Vice Presidents, one or more General Managers, a Secretary, a Controller, a Treasurer, a General Counsel, a General Auditor, a General Credit Auditor, who need not be directors. The officers of the corporation may also include such other officers or assistant officers as shall from time to time be elected or appointed by the Board. The Chairman of the Board or the Chief Executive Officer or, in their absence, the President or any Co-President, or any Vice Chairman, may from time to time appoint assistant officers. All officers elected or appointed by the Board of Directors shall hold their respective offices during the pleasure of the Board of Directors, and all assistant officers shall hold office at the pleasure of the Board or the Chairman of the Board or the Chief Executive Officer or, in their absence, the President, or any Co-President or any Vice Chairman. The Board of Directors may require any and all officers and employees to give security for the faithful performance of their duties.

SECTION 2. The Board of Directors shall designate the Chief Executive Officer of the Company who may also hold the additional title of Chairman of the Board, or President, or any Co-President, and such person shall have, subject to the supervision and direction of the Board of Directors or the Executive Committee, all of the powers vested in such Chief Executive Officer by law or by these By-Laws, or which usually attach or pertain to such office. The other officers shall have, subject to the supervision and direction of the Board of Directors or the Executive Committee or the Chairman of the Board or, the Chief Executive Officer, the powers vested by law or by these By-Laws in them as holders of their respective offices and, in addition, shall perform such other duties as shall be assigned to them by the Board of Directors or the Executive Committee or the Chairman of the Board or the Chief Executive Officer.

The General Auditor shall be responsible, through the Audit Committee, to the Board of Directors for the determination of the program of the internal audit function and the evaluation of the adequacy of the system of internal controls. Subject to the Board of Directors, the General Auditor shall have and may exercise all the powers and shall perform all the duties usual to such office and shall have such other powers as may be prescribed or assigned to him from time to time by the Board of Directors or vested in him by law or by these By-Laws. He shall perform such other duties and shall make such investigations, examinations and reports as may be prescribed or required by the Audit Committee. The General Auditor shall have unrestricted access to all records and premises of the Company and shall delegate such authority to his subordinates. He shall have the duty to report to the Audit Committee on all matters concerning the internal audit program and the adequacy of the system of internal controls of the Company which he deems advisable or which the Audit Committee may request. Additionally, the General Auditor shall have the duty of reporting independently of all officers of the Company to the Audit Committee at least quarterly on any matters concerning the internal audit program and the adequacy of the system of internal controls of the Company that should be brought to the attention of the directors except those matters responsibility for which has been vested in the General Credit Auditor. Should the General Auditor deem any matter to be of special immediate importance, he shall report thereon forthwith to the Audit Committee. The General Auditor shall report to the Chief Financial Officer only for administrative purposes.

Exhibit 3

The General Credit Auditor shall be responsible to the Chief Executive Officer and, through the Audit Committee, to the Board of Directors for the systems of internal credit audit, shall perform such other duties as the Chief Executive Officer may prescribe, and shall make such examinations and reports as may be required by the Audit Committee. The General Credit Auditor shall have unrestricted access to all records and may delegate such authority to subordinates.

SECTION 3. The compensation of all officers shall be fixed under such plan or plans of position evaluation and salary administration as shall be approved from time to time by resolution of the Board of Directors.

SECTION 4. The Board of Directors, the Executive Committee, the Chairman of the Board, the Chief Executive Officer or any person authorized for this purpose by the Chief Executive Officer, shall appoint or engage all other employees and agents and fix their compensation. The employment of all such employees and agents shall continue during the pleasure of the Board of Directors or the Executive Committee or the Chairman of the Board or the Chief Executive Officer or any such authorized person; and the Board of Directors, the Executive Committee, the Chairman of the Board, the Chief Executive Officer or any such authorized person may discharge any such employees and agents at will.

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

SECTION 1. The Company shall, to the fullest extent permitted by Section 7018 of the New York Banking Law, indemnify any person who is or was made, or threatened to be made, a party to an action or proceeding, whether civil or criminal, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right of the Company to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Company is servicing or served in any capacity at the request of the Company by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and costs, charges and expenses, including attorneys' fees, or any appeal therein; provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Exhibit 3

SECTION 2. The Company may indemnify any other person to whom the Company is permitted to provide indemnification or the advancement of expenses by applicable law, whether pursuant to rights granted pursuant to, or provided by, the New York Banking Law or other rights created by (i) a resolution of stockholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, it being expressly intended that these By-Laws authorize the creation of other rights in any such manner.

SECTION 3. The Company shall, from time to time, reimburse or advance to any person referred to in Section 1 the funds necessary for payment of expenses, including attorneys' fees, incurred in connection with any action or proceeding referred to in Section 1, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer estab-lishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

SECTION 4. Any director or officer of the Company serving (i) another corpora-tion, of which a majority of the shares entitled to vote in the election of its directors is held by the Company, or (ii) any employee benefit plan of the Company or any corporation referred to in clause (i) in any capacity shall be deemed to be doing so at the request of the Company. In all other cases, the provisions of this Article V will apply (i) only if the person serving another corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise so served at the specific request of the Company, evidenced by a written communication signed by the Chairman of the Board, the Chief Executive Officer, the President or any Co-President, and (ii) only if and to the extent that, after making such efforts as the Chairman of the Board, the Chief Executive Officer, the President or any Co-President shall deem adequate in the circumstances, such person shall be unable to obtain indemnification from such other enterprise or its insurer.

SECTION 5. Any person entitled to be indemnified or to the reimbursement or advancement of expenses as a matter of right pursuant to this Article V may elect to have the right to indemnification (or advancement of expenses) interpreted on the basis of the applicable law in effect at the time of occurrence of the event or events giving rise to the action or proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time indemnification is sought.

SECTION 6. The right to be indemnified or to the reimbursement or advancement of expense pursuant to this Article V (i) is a contract right pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Company and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

SECTION 7. If a request to be indemnified or for the reimbursement or advancement of expenses pursuant hereto is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled also to be paid the expenses of prosecuting such claim. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstance, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses, shall be a defense to the action or create a presumption that the claimant is not so entitled.

Exhibit 3

SECTION 8. A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in Section 1 shall be entitled to indemnification only as provided in Sections 1 and 3, notwithstanding any provision of the New York Banking Law to the contrary.

ARTICLE VI

SEAL

SECTION 1. The Board of Directors shall provide a seal for the Company, the counterpart dies of which shall be in the charge of the Secretary of the Company and such officers as the Chairman of the Board, the Chief Executive Officer or the Secretary may from time to time direct in writing, to be affixed to certificates of stock and other documents in accordance with the directions of the Board of Directors or the Executive Committee.

SECTION 2. The Board of Directors may provide, in proper cases on a specified occasion and for a specified transaction or transactions, for the use of a printed or engraved facsimile seal of the Company.

ARTICLE VII

CAPITAL STOCK

SECTION 1. Registration of transfer of shares shall only be made upon the books of the Company by the registered holder in person, or by power of attorney, duly executed, witnessed and filed with the Secretary or other proper officer of the Company, on the surrender of the certificate or certificates of such shares properly assigned for transfer.

ARTICLE VIII

CONSTRUCTION

SECTION 1. The masculine gender, when appearing in these By-Laws, shall be deemed to include the feminine gender.

ARTICLE IX

AMENDMENTS
SECTION 1. These By-Laws may be altered, amended or added to by the Board of Directors at any meeting, or by the stockholders at any annual or special meeting, provided notice thereof has been given.

Exhibit 3

I, _____________________________________, [Assistant] Secretary of Bankers Trust Company, New York, New York, hereby certify that the foregoing is a complete, true and correct copy of the By-Laws of Bankers Trust Company, and that the same are in full force and effect at this date.

_____________________________________
[ASSISTANT] SECRETARY

DATED: ________________

Exhibit 4

NOT APPLICABLE

Exhibit 5

EXHIBIT 5

CONSENT OF TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue by Saxon Asset Securities Trust 2006-3, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Dated: September 27, 2006

Deutsche Bank National Trust Co.

By:	/s/ Ronaldo Reyes
Ronaldo Reyes Vice President

Exhibit 6

Institution Name;Deutsche Bank Trust Company Americas
Institution Address;60 WALL STREET
;NEW YORK;NY;10005

Certificate Number;623

Selected Form;CALL 31
Selected Report Date;06/30/2006

SELECTED DENAME;SELECTED MDRM NUMBER ;DENAME VALUE  ; FFIEC ITEM DESCRIPTION
                   ;          ;                     ; 3. Not applicable
                   ;          ;                     ; Schedule RC Balance Sheet
                   ;          ;                     ; Dollar Amount in Thousands
                   ;          ;                     ; ASSETS
                   ;          ;                     ; 1. Cash and balances due from depository institutions (from Schedule RC A)
NONINTBAL          ; RCFD0081 ; 2408000             ; 1.a. Noninterest bearing balances and currency and coin*
INTBAL             ; RCFD0071 ; 250000              ; 1.b. Interest bearing balances**
                   ;          ;                     ; 2. Securities:
SECURHTM           ; RCFD1754 ; 0                   ; 2.a. Held to maturity securities (from Schedule RC B, column A)
SECURAFS           ; RCFD1773 ; 1552000             ; 2.b. Available for sale securities (from Schedule RC B, column D)
FFSDOM1D           ; RCONB987 ; 257000              ; 3.a. Federal funds sold in domestic offices
SPURDF             ; RCFDB989 ; 245000              ; 3.b. Securities purchased under agreements to resell***
                   ;          ;                     ; 4. Loans and lease financing receivables (from Schedule RC C):
SALELNLSE          ; RCFD5369 ; 632000              ; 4.a. Loans and leases held for sale
LOANLSENUI         ; RCFDB528 ; 7060000             ; 4.b. Loans and leases, net of unearned income
RESLOANS           ; RCFD3123 ; 100000              ; 4.c. LESS: Allowance for loan and lease losses
LOANLSENET         ; RCFDB529 ; 6960000             ; 4.d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)
TRADEAST           ; RCFD3545 ; 18661000            ; 5. Trading assets (from Schedule RC D)
BKPRMFF            ; RCFD2145 ; 153000              ; 6. Premises and fixed assets (including capitalized leases)
RE                 ; RCFD2150 ; 1000                ; 7. Other real estate owned (from Schedule RC M)
INVSUB             ; RCFD2130 ; 8000                ; 8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC M)
                   ;          ;                     ; 9. Not applicable
                   ;          ;                     ; 10. Intangible assets:
GOODWILL           ; RCFD3163 ; 0                   ; 10.a. Goodwill
OTHINGASET         ; RCFD0426 ; 47000               ; 10.b. Other intangible assets (from Schedule RC M)
OASSETS            ; RCFD2160 ; 5375000             ; 11. Other assets (from Schedule RC F)
ASSETS             ; RCFD2170 ; 36549000            ; 12. Total assets (sum of items 1 through 11)
                   ;          ;                     ; LIABILITIES
                   ;          ;                     ; 13. Deposits:
D_DEPOSITS         ; RCON2200 ; 11181000            ; 13.a. In domestic offices (sum of totals of columns A and C from Schedule RC E, part I)
D_NONINTDEP        ; RCON6631 ; 3048000             ; 13.a.(1) Noninterest bearing****
D_INTBEARDEP       ; RCON6636 ; 8133000             ; 13.a.(2) Interest bearing
F_DEPOSITS         ; RCFN2200 ; 7260000             ; 13.b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC E, part II)
F_NONINTDEP        ; RCFN6631 ; 1824000             ; 13.b.(1) Noninterest bearing
F_INTBEARDEP       ; RCFN6636 ; 5436000             ; 13.b.(2) Interest bearing
                   ;          ;                     ; 14. Federal funds purchased and securities sold under agreements to repurchase
FFPDOMO            ; RCONB993 ; 5249000             ; 14.a. Federal funds purchased in domestic offices*****
SSOLDDF            ; RCFDB995 ; 0                   ; 14.b. Securities sold under agreements to repurchase******
TRADELIAB          ; RCFD3548 ; 427000              ; 15. Trading liabilities (from Schedule RC D)
OTHBMONEY          ; RCFD3190 ; 738000              ; 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC M)
                   ;          ;                     ; 17.  and 18. Not applicable
SUBND              ; RCFD3200 ; 8000                ; 19. Subordinated notes and debentures*******
OLIAB              ; RCFD2930 ; 3197000             ; 20. Other liabilities (from Schedule RC G)
LIABIL             ; RCFD2948 ; 28060000            ; 21. Total liabilities (sum of items 13 through 20)
OLMINOR            ; RCFD3000 ; 437000              ; 22. Minority interest in consolidated subsidiaries
                   ;          ;                     ; EQUITY CAPITAL
PERPPFDSTK         ; RCFD3838 ; 1500000             ; 23. Perpetual preferred stock and related surplus
COMPAR             ; RCFD3230 ; 2127000             ; 24. Common stock
SURPLUS            ; RCFD3839 ; 584000              ; 25. Surplus (exclude all surplus related to preferred stock)
UNDIVDAGG          ; RCFD3632 ; 3833000             ; 26.a. Retained earnings
ACCOMINC           ; RCFDB530 ; 8000                ; 26.b. Accumulated other comprehensive income********
OTHEQCAP           ; RCFDA130 ; 0                   ; 27. Other equity capital components*********
CAPITAL            ; RCFD3210 ; 8052000             ; 28. Total equity capital (sum of items 23 through 27)
TOTLICAP           ; RCFD3300 ; 36549000            ; 29. Total liabilities, minority interest, and equity capital (sum of items 21,22,and 28)
                   ;          ;                     ; Memorandum
                   ;          ;                     ; To be reported with the March Report of Condition.
AUDIT_C            ; RCFD6724 ;                     ; 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2005
                   ;          ;                     ; 1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
                   ;          ;                     ; 2 = Independent audit of the banks parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company
                   ;          ;                     ; 3 = Attestation on bank management sassertion on the effectiveness of the banks internal control over financial reporting by a certified public accounting firm
                   ;          ;                     ; 4 = Directors examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
                   ;          ;                     ; 5 = Directors examination of the bank performed by other external auditors (may be required by state chartering authority)
                   ;          ;                     ; 6 = Review of the banks financial statements by external auditors
                   ;          ;                     ; 7 = Compilation of the banks financial statements by external auditors
                   ;          ;                     ; 8 = Other audit procedures (excluding tax preparation work)
                   ;          ;                     ; 9 = No external audit work
                   ;          ;                     ; * Includes cash items in process of collection and unposted debits.
                   ;          ;                     ; ** Includes time certificates of deposit not held for trading.
                   ;          ;                     ; ***  Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.
                   ;          ;                     ; ****  Includes total demand deposits and noninterest bearing time and savings deposits.
                   ;          ;                     ; ***** Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
                   ;          ;                     ; ****** Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
                   ;          ;                     ; ******* Includes limited-life preferred stock and related surplus.
                   ;          ;                     ; ******** Includes net unrealized holding gains (losses) on available for sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
                   ;          ;                     ; ********* Includes treasury stock and unearned Employee Stock Ownership Plan shares.
                   ;          ;                     ; Schedule RC A Cash and Balances Due From Depository Institutions
                   ;          ;                     ; Exclude assets held for trading.
CASHCOIN           ; RCFD0022 ; 2151000             ; 1. Cash items in process of collection, unposted debits, and currency and coin (Column A) Consolidated Bank
CASHITM            ; RCON0020 ; 2150000             ; 1.a. Cash items in process of collection and unposted debits ((Column B) Domestic Offices)
COIN               ; RCON0080 ; 1000                ; 1.b. Currency and coin ((Column B) Domestic Offices)
D_BALDUEUS         ; RCON0082 ; 74000               ; 2. Balances due from depository institutions in the U.S. ((Column B) Domestic Offices)
BALUSFOR           ; RCFD0083 ; 0                   ; 2.a. U.S.branches and agencies of foreign banks (including their IBFs) ((Column A) Consolidated Bank)
BALUSUS            ; RCFD0085 ; 75000               ; 2.b. Other commercial banks in the U.S. and other depository institutions in the U.S.(including their IBFs) ((Column A) Consolidated Bank)
D_BALFOR           ; RCON0070 ; 5000                ; 3. Balances due from banks in foreign countries and foreign central banks ((Column B) Domestic Offices)
BALFORUS           ; RCFD0073 ; 0                   ; 3.a. Foreign branches of other U.S. banks ((Column A) Consolidated Bank)
BALFORNUS          ; RCFD0074 ; 315000              ; 3.b. Other banks in foreign countries and foreign central banks ((Column A) Consolidated Bank)
FEDRES             ; RCFD0090 ; 117000              ; 4. Balances due from Federal Reserve Banks ((Column A) Consolidated Bank)
D_FEDRES           ; RCON0090 ; 117000              ; 4. Balances due from Federal Reserve Banks ((Column B) Domestic Offices)
TOTCASH            ; RCFD0010 ; 2658000             ; 5. Total (sum of items 1 through 4) (total of column A must equal Schedule RC, sum of items 1.a and 1.b) ((Column A) Consolidated Bank)
D_TOTCASH          ; RCON0010 ; 2347000             ; 5. Total (sum of items 1 through 4) (total of column A must equal Schedule RC, sum of items 1.a and 1.b) ((Column B) Domestic Offices)
                   ;          ;                     ; Schedule RC B Securities
                   ;          ;                     ; Exclude assets held for trading.
USTRESHAM          ; RCFD0211 ; 0                   ; 1. U.S. Treasury securities ((Held to maturity) (Column A) Amortized Cost)
USTRESHFV          ; RCFD0213 ; 0                   ; 1. U.S. Treasury securities ((Held to maturity) (Column B) Fair Value)
USTRESAAM          ; RCFD1286 ; 1525000             ; 1. U.S. Treasury securities ((Available for sale) (Column C) Amortized Cost)
USTRESAFV          ; RCFD1287 ; 1481000             ; 1. U.S. Treasury securities ((Available for sale) (Column D) Fair Value)
                   ;          ;                     ; 2. U.S. Government agency obligations (exclude mortgage backed securities):
ISSBYUSHAM         ; RCFD1289 ; 0                   ; 2.a. Issued by U.S. Government agencies* ((Held to maturity) (Column A) Amortized Cost)
ISSBYUSHFV         ; RCFD1290 ; 0                   ; 2.a. Issued by U.S. Government agencies* ((Held to maturity) (Column B) Fair Value)
ISSBYUSAAM         ; RCFD1291 ; 0                   ; 2.a. Issued by U.S. Government agencies* ((Available for sale) (Column C) Amortized Cost)
ISSBYUSAFV         ; RCFD1293 ; 0                   ; 2.a. Issued by U.S. Government agencies* ((Available for sale) (Column D) Fair Value)
ISSBYAGHAM         ; RCFD1294 ; 0                   ; 2.b. Issued by U.S. sponsored agencies** ((Held to maturity) (Column A) Amortized Cost)
ISSBYAGHFV         ; RCFD1295 ; 0                   ; 2.b. Issued by U.S. sponsored agencies** ((Held to maturity) (Column B) Fair Value)
ISSBYAGAAM         ; RCFD1297 ; 0                   ; 2.b. Issued by U.S. sponsored agencies** ((Available for sale) (Column C) Amortized Cost)
ISSBYAGAFV         ; RCFD1298 ; 0                   ; 2.b. Issued by U.S. sponsored agencies** ((Available for sale) (Column D) Fair Value)
SECSPSHAM          ; RCFD8496 ; 0                   ; 3. Securities issued by states and political sub divisions in the U.S. ((Held to maturity) (Column A) Amortized Cost)
SECSPSHFV          ; RCFD8497 ; 0                   ; 3. Securities issued by states and political sub divisions in the U.S. ((Held to maturity) (Column B) Fair Value)
SECSPSAAM          ; RCFD8498 ; 0                   ; 3. Securities issued by states and political sub divisions in the U.S. ((Available for sale) (Column C) Amortized Cost)
SECSPSAFV          ; RCFD8499 ; 0                   ; 3. Securities issued by states and political sub divisions in the U.S. ((Available for sale) (Column D) Fair Value)
                   ;          ;                     ; 4. Mortgage backed securities (MBS):
                   ;          ;                     ; 4.a. Pass-through securities:
PASSGTYHAM         ; RCFD1698 ; 0                   ; 4.a.(1) Guaranteed by GNMA. ((Held to maturity) (Column A) Amortized Cost)
PASSGTYHFV         ; RCFD1699 ; 0                   ; 4.a.(1) Guaranteed by GNMA. ((Held to maturity) (Column B) Fair Value)
PASSGTYAAM         ; RCFD1701 ; 0                   ; 4.a.(1) Guaranteed by GNMA. ((Available for sale) (Column C) Amortized Cost)
PASSGTYAFV         ; RCFD1702 ; 0                   ; 4.a.(1) Guaranteed by GNMA. ((Available for sale) (Column D) Fair Value)
PASSISSHAM         ; RCFD1703 ; 0                   ; 4.a.(2) Issued by FNMA and FHLMC ((Held to maturity) (Column A) Amortized Cost)
PASSISSHFV         ; RCFD1705 ; 0                   ; 4.a.(2) Issued by FNMA and FHLMC ((Held to maturity) (Column B) Fair Value)
PASSISSAAM         ; RCFD1706 ; 0                   ; 4.a.(2) Issued by FNMA and FHLMC ((Available for sale) (Column C) Amortized Cost)
PASSISSAFV         ; RCFD1707 ; 0                   ; 4.a.(2) Issued by FNMA and FHLMC ((Available for sale) (Column D) Fair Value)
PASSPVTHAM         ; RCFD1709 ; 0                   ; 4.a.(3) Other pass-through securities ((Held to maturity) (Column A) Amortized Cost)
PASSPVTHFV         ; RCFD1710 ; 0                   ; 4.a.(3) Other pass-through securities ((Held to maturity) (Column B) Fair Value)
PASSPVTAAM         ; RCFD1711 ; 0                   ; 4.a.(3) Other pass-through securities ((Available for sale) (Column C) Amortized Cost)
PASSPVTAFV         ; RCFD1713 ; 0                   ; 4.a.(3) Other pass-through securities ((Available for sale) (Column D) Fair Value)
                   ;          ;                     ; 4.b. Other mortgage backed securities (include CMOs, REMICs, and stripped MBS)
CMOISSHAM          ; RCFD1714 ; 0                   ; 4.b.(1) Issued or guaranteed by FNMA, FHLMC, or GNMA ((Held to maturity) (Column A) Amortized Cost)
CMOISSHFV          ; RCFD1715 ; 0                   ; 4.b.(1) Issued or guaranteed by FNMA, FHLMC, or GNMA ((Held to maturity) (Column B) Fair Value)
CMOISSAAM          ; RCFD1716 ; 0                   ; 4.b.(1) Issued or guaranteed by FNMA, FHLMC, or GNMA ((Available for sale) (Column C) Amortized Cost)
CMOISSAFV          ; RCFD1717 ; 0                   ; 4.b.(1) Issued or guaranteed by FNMA, FHLMC, or GNMA ((Available for sale) (Column D) Fair Value)
CMOCOLHAM          ; RCFD1718 ; 0                   ; 4.b.(2) Collateralized by MBS issued or guaranteed by FNMA,FHLMC, or GNMA ((Held to maturity) (Column A) Amortized Cost)
CMOCOLHFV          ; RCFD1719 ; 0                   ; 4.b.(2) Collateralized by MBS issued or guaranteed by FNMA,FHLMC, or GNMA ((Held to maturity) (Column B) Fair Value)
CMOCOLAAM          ; RCFD1731 ; 0                   ; 4.b.(2) Collateralized by MBS issued or guaranteed by FNMA,FHLMC, or GNMA ((Available for sale) (Column C) Amortized Cost)
CMOCOLAFV          ; RCFD1732 ; 0                   ; 4.b.(2) Collateralized by MBS issued or guaranteed by FNMA,FHLMC, or GNMA ((Available for sale) (Column D) Fair Value)
CMOPVTHAM          ; RCFD1733 ; 0                   ; 4.b.(3) All other mortgage backed securities ((Held to maturity) (Column A) Amortized Cost)
CMOPVTHFV          ; RCFD1734 ; 0                   ; 4.b.(3) All other mortgage backed securities ((Held to maturity) (Column B) Fair Value)
CMOPVTAAM          ; RCFD1735 ; 2000                ; 4.b.(3) All other mortgage backed securities ((Available for sale) (Column C) Amortized Cost)
CMOPVTAFV          ; RCFD1736 ; 3000                ; 4.b.(3) All other mortgage backed securities ((Column D) Fair Value)
CALLC026           ; RCFDC026 ; 0                   ; 5. Asset-backed securities (ABS): ((Held-to -maturity) (Column A) Amortized Cost)
CALLC988           ; RCFDC988 ; 0                   ; 5. Asset-backed securities (ABS): ((Held-to-maturity) (Column b) Fair Value)
CALLC989           ; RCFDC989 ; 0                   ; 5. Asset-backed securities (ABS): ((Available-for-sale) (Column C) Amorized Cost)
CALLC027           ; RCFDC027 ; 0                   ; 5. Asset-backed securities (ABS): ((Available-for-sale) (Column D) Fair Value)
                   ;          ;                     ; 6. Other debt securities:
ODOMDBTHAM         ; RCFD1737 ; 0                   ; 6.a. Other domestic debt securities ((Held to maturity) (Column A) Amortized Cost)
ODOMDBTHFV         ; RCFD1738 ; 0                   ; 6.a. Other domestic debt securities ((Held to maturity) (Column B) Fair Value)
ODOMDBTAAM         ; RCFD1739 ; 25000               ; 6.a. Other domestic debt securities ((Available for sale) (Column C) Amortized Cost)
ODOMDBTAFV         ; RCFD1741 ; 25000               ; 6.a. Other domestic debt securities ((Available for sale) (Column D) Fair Value)
FORDBTHAM          ; RCFD1742 ; 0                   ; 6.b. Foreign debt securities ((Held to maturity) (Column A) Amortized Cost)
FORDBTHFV          ; RCFD1743 ; 0                   ; 6.b. Foreign debt securities ((Held to maturity) (Column B) Fair Value)
FORDBTAAM          ; RCFD1744 ; 0                   ; 6.b. Foreign debt securities ((Available for sale) (Column C) Amortized Cost)
FORDBTAFV          ; RCFD1746 ; 0                   ; 6.b. Foreign debt securities ((Available for sale) (Column D) Fair Value)
EQFVMUTAAM         ; RCFDA510 ; 23000               ; 7. Investments in mutual funds and other equity securities with readily determinable fair values***. ((Available for sale) (Column C) Amortized Cost)
EQFVMUTAFV         ; RCFDA511 ; 43000               ; 7. Investments in mutual funds and other equity securities with readily determinable fair values***. ((Available for sale) (Column D) Fair Value)
TOTHTMAMRT         ; RCFD1754 ; 0                   ; 8. Total (sum of items 1 through 7) (total of column A must equal Schedule RC, Item 2.a) (total of column D must equal Schedule RC, item 2.b) ((Held to maturity) (Column A) Amortized Cost)
TOTHTMFVAL         ; RCFD1771 ; 0                   ; 8. Total (sum of items 1 through 7) (total of column A must equal Schedule RC, Item 2.a) (total of column D must equal Schedule RC, item 2.b) ((Held to maturity) (Column B) Fair Value)
TOTAFSAMRT         ; RCFD1772 ; 1575000             ; 8. Total (sum of items 1 through 7) (total of column A must equal Schedule RC, Item 2.a) (total of column D must equal Schedule RC, item 2.b) ((Available for sale) (Column C) Amortized Cost)
TOTAFSFVAL         ; RCFD1773 ; 1552000             ; 8. Total (sum of items 1 through 7) (total of column A must equal Schedule RC, Item 2.a) (total of column D must equal Schedule RC, item 2.b) ((Available for sale) (Column D) Fair Value)
                   ;          ;                     ; Memoranda
SECPLEDGED         ; RCFD0416 ; 0                   ; 1. Pledged securities****
                   ;          ;                     ; 2. Maturity and repricing data for debt securities****,***** (excluding those in nonaccrual status)
                   ;          ;                     ; 2.a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S., other non mortgage debt securities, and mortgage pass through securities other than those backed by:****** *******
NMTGDBT3LES        ; RCFDA549 ; 274000              ; 2.a.(1) Three months or less
NMTGDBT3_12        ; RCFDA550 ; 347000              ; 2.a.(2) Over three months through 12 months
NMTGDBT1_3         ; RCFDA551 ; 493000              ; 2.a.(3) Over one year through three years
NMTGDBT3_5         ; RCFDA552 ; 190000              ; 2.a.(4) Over three years through five years
NMTGDBT5_15        ; RCFDA553 ; 202000              ; 2.a.(5) Over five years through 15 years.
NMTGDBTOV15        ; RCFDA554 ; 0                   ; 2.a.(6) Over 15 years
                   ;          ;                     ; 2.b. Mortgage pass through securities backed by closed end first lien 1 4 family residential mortgages with a remaining maturity or next repricing date of:******,********
MTGPASS3LES        ; RCFDA555 ; 0                   ; 2.b.(1) Three months or less
MTGPASS3_12        ; RCFDA556 ; 0                   ; 2.b.(2) Over three months through 12 months
MTGPASS1_3         ; RCFDA557 ; 0                   ; 2.b.(3) Over one year through three years
MTGPASS3_5         ; RCFDA558 ; 0                   ; 2.b.(4) Over three years through five years
MTGPASS5_15        ; RCFDA559 ; 0                   ; 2.b.(5) Over five years through 15 years
MTGPASSOV15        ; RCFDA560 ; 0                   ; 2.b.(6) Over 15 years
                   ;          ;                     ; 2.c. Other mortgage backed securities (include CMOs, REMICs, and stripped MBS, exclude mortgage pass through securities) with an expected average life of:*********
OTHMBS3LES         ; RCFDA561 ; 3000                ; 2.c.(1) Three years or less
OTHMBSOVR3         ; RCFDA562 ; 0                   ; 2.c.(2) Over three years
DBTSECLT1          ; RCFDA248 ; 0                   ; 2.d. Debt securities with a REMAINING MATURITY of one year or less (included in Memorandum items 2.a through 2.c above)
AMRTRANSEC         ; RCFD1778 ; 0                   ; 3. Amortized cost of held to maturity securities sold or transferred to available for sale or trading securities during the calendar year to date (report the amortized cost at date of sale or transfer)
                   ;          ;                     ; 4. Structured notes (included in the held to maturity and available for sale accounts in Schedule RC B, items 2,3,5,and 6)
STRUNOTEAM         ; RCFD8782 ; 0                   ; 4.a. Amortized cost
STRUNOTEFV         ; RCFD8783 ; 0                   ; 4.b. Fair value
                   ;          ;                     ; * Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and Export Import Bank participation certificates.
                   ;          ;                     ; ** Includes obligations (other than mortgage backed securities) issued by the Farm Credit System, the Federal Home Loan banks system, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association
                   ;          ;                     ; *** Report Federal Reserve stock, Federal Home Loan banks stock, and bankers banks stock in Schedule RC F, item 4.
                   ;          ;                     ; **** Includes held to maturity securities at amortized cost and available for sale securities at fair value.
                   ;          ;                     ; ***** Exclude investments in mutual funds and other equity securities with readily determinable fair values.
                   ;          ;                     ; ****** Report fixed rate debt securities by remaining maturity and floating rate debt securities by next repricing date.
                   ;          ;                     ; ******* Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC N, item 9,column C, must
                   ;          ;                     ; ******** Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass through securities backed by closed end first lien 1 4 family residential mortgages included in Schedule RC N, item 9,column C,
                   ;          ;                     ; ********* Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual "Other mortgage backed securities " included in Schedule RC N, item 9, column C, must equal Schedule RC B, item 4.b,sum of columns A and D.
                   ;          ;                     ; 5. Asset-backed securities (ABS) (foreach column, sum of Memorandum items 5.a thrugh 5.f must equal Schedule RC-B, item 5):
CRCDRCVHAM         ; RCFDB838 ; 0                   ; a. Credit card recievables ((Held-to- maturity) (Column A) Amortized Cost)
CRCDRCVHFV         ; RCFDB839 ; 0                   ; a. Credit card recievables ((Held-to-maturity) (Column B) Fair Value)
CRCDRCVAAM         ; RCFDB840 ; 0                   ; a. Credit card recievables ((Availble-for-sale) (Column C) Amortized Cost)
CRCDRCVAFV         ; RCFDB841 ; 0                   ; a. Credit card recievables ((Available-for-sale) (Column D) Fair Value)
HEQLHAM            ; RCFDB842 ; 0                   ; b. Home equity lines ((Held-to-maturity) (Column A) Amortized Cost)
HEQLHFV            ; RCFDB843 ; 0                   ; b. Home equity lines ((Held-to-maturity) (Column B) Fair Value)
HEQLAAM            ; RCFDB844 ; 0                   ; b. Home equity lines ((Available-for-sale) (Column C) Amortized Cost)
HEQLAFV            ; RCFDB845 ; 0                   ; b. Home equity lines ((Available-for-sale) (Column D) Fair Value)
AUTOLHAM           ; RCFDB846 ; 0                   ; c. Automobile loans ((Held-to-maturity) (Column A) Amortized Cost)
AUTOLHFV           ; RCFDB847 ; 0                   ; c. Automobile loans ((Held-to-maturity) (Column B) Fair Value)
AUTOLAAM           ; RCFDB848 ; 0                   ; c. Automobile loans ((Available-for-sale) (Column C) Amortized Cost)
AUTOLAFV           ; RCFDB849 ; 0                   ; c. Automobile loans ((Available-for-sale) (Column D) Fair Value)
CONSLNHAM          ; RCFDB850 ; 0                   ; d. Other consumer loans ((Held-to-maturity) (Column A) Amortized Cost)
CONSLNHFV          ; RCFDB851 ; 0                   ; d. Other consumer loans ((Held-to-maturity) (Column B) Fair Value)
CONSLNAAM          ; RCFDB852 ; 0                   ; d. Other consumer loans (Available-for-sale) (Column C) Amortized Cost)
CONSLNAFV          ; RCFDB853 ; 0                   ; d. Other consumer loans (Available-for-sale) (Column D) Fair Value)
CIABSHAM           ; RCFDB854 ; 0                   ; e. Commercial and industrial loans((Held-to-maturity) (Column A) Amortized Cost)
CIABSHFV           ; RCFDB855 ; 0                   ; e. Commercial and industrial loans((Held-to-maturity) (Column B) Fair Value)
CIABSAAM           ; RCFDB856 ; 0                   ; e. Commercial and industrial loans((Available-for-sale) (Column C) Amortized Cost)
CIABSAFV           ; RCFDB857 ; 0                   ; e. Commercial and industrial loans((Available-for-sale) (Column D) Fair Value)
OTHABSHAM          ; RCFDB858 ; 0                   ; f. Other ((Held-to-maturity) (Column A) Amortized Cost)
OTHABSHFV          ; RCFDB859 ; 0                   ; f. Other ((Held-to-maturity) (Column B) Fair Value)
OTHABSAAM          ; RCFDB860 ; 0                   ; f. Other ((Available-for-sale) (Column C) Amortized Cost)
OTHABSAFV          ; RCFDB861 ; 0                   ; f. Other ((Available-for-sale) (Column D) Fair Value)
                   ;          ;                     ; Schedule RC C Loans and Lease Financing Receivables
                   ;          ;                     ; Part I. Loans and Leases
RELOANS            ; RCFD1410 ; 453000              ; 1. Loans secured by real estate. ((Column A) Consolidated Bank)
RECONS             ; RCON1415 ; 21000               ; 1.a. Construction, land development, and other land loans ((Column B) Domestic Offices)
REFARM             ; RCON1420 ; 0                   ; 1.b. Secured by farmland (including farm residential and other improvements) ((Column B) Domestic Offices)
                   ;          ;                     ; 1.c. Secured by 1 to 4 family residential properties:
RELINEOFCR         ; RCON1797 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit ((Column B) Domestic Offices)
                   ;          ;                     ; 1.c.(2) Closed end loans secured by 1 to 4 family residential properties:
REFAMFSTLN         ; RCON5367 ; 144000              ; 1.c.2.(a) Secured by first liens ((Column B) Domestic Offices)
REFAMJRLN          ; RCON5368 ; 0                   ; 1.c.2.(b) Secured by junior liens ((Column B) Domestic Offices)
REMLTAGG           ; RCON1460 ; 9000                ; 1.d. Secured by multifamily (5 or more) residential properties ((Column B) Domestic Offices)
RENONFARM          ; RCON1480 ; 279000              ; 1.e. Secured by nonfarm nonresidential properties ((Column B) Domestic Offices)
                   ;          ;                     ; 2. Loans to depository institutions and acceptances of other banks:
D_DINCOMACC        ; RCONB531 ; 36000               ; 2.a. To commercial banks in the U.S. ((Column B) Domestic Offices)
COMUSBAF           ; RCFDB532 ; 5000                ; 2.a.(1) To U.S. branches and agencies of foreign banks ((Column A) Consolidated Bank)
COMUSOCUS          ; RCFDB533 ; 31000               ; 2.a.(2) To other commercial banks in the U.S. ((Column A) Consolidated Bank)
OTHDIUS            ; RCFDB534 ; 0                   ; 2.b. To other depository institutions in the U.S. ((Column A) Consolidated Bank)
D_OTHDIUS          ; RCONB534 ; 0                   ; 2.b. To other depository institutions in the U.S. ((Column B) Domestic Offices)
D_FINFOR           ; RCONB535 ; 1121000             ; 2.c. To banks in foreign countries: ((Column B) Domestic Offices)
FORBRUS            ; RCFDB536 ; 0                   ; 2.c.(1) To foreign branches of other U.S. banks ((Column A) Consolidated Bank)
FOROFOR            ; RCFDB537 ; 1121000             ; 2.c.(2) To other banks in foreign countries ((Column A) Consolidated Bank)
FARM               ; RCFD1590 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column A) Consolidated Bank)
D_FARM             ; RCON1590 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column B) Domestic Offices)
                   ;          ;                     ; 4. Commercial and industrial loans:
CILNSUS            ; RCFD1763 ; 3066000             ; 4.a. To U.S. addressees (domicile) ((Column A) Consolidated Bank)
D_CILNSUS          ; RCON1763 ; 3066000             ; 4.a. To U.S. addressees (domicile) ((Column B) Domestic Offices)
CILNSNUS           ; RCFD1764 ; 70000               ; 4.b. To non U.S. addressees (domicile) ((Column A) Consolidated Bank)
D_CILNSNUS         ; RCON1764 ; 13000               ; 4.b. To non U.S. addressees (domicile) ((Column B) Domestic Offices)
                   ;          ;                     ; 5. Not applicable
                   ;          ;                     ; 6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):
LINDCRCD           ; RCFDB538 ; 0                   ; 6.a. Credit cards ((Column A) Consolidated Bank)
D_LINDCRCD         ; RCONB538 ; 0                   ; 6.a. Credit cards ((Column B) Domestic Offices)
LINDRECV           ; RCFDB539 ; 0                   ; 6.b. Other revolving credit plans ((Column A) Consolidated Bank)
D_LINDRECV         ; RCONB539 ; 0                   ; 6.b. Other revolving credit plans ((Column B) Domestic Offices)
OTHERLNIND         ; RCFD2011 ; 287000              ; 6.c. Other consumer loans (includes single payment, installment, and all student loans) ((Column A) Consolidated Bank)
D_OTHERLNIND       ; RCON2011 ; 286000              ; 6.c. Other consumer loans (includes single payment, installment, and all student loans) ((Column B) Domestic Offices)
OLOANSFG           ; RCFD2081 ; 2000                ; 7. Loans to foreign governments and official institutions (including foreign central banks) ((Column A) Consolidated Bank)
D_OLOANSFG         ; RCON2081 ; 2000                ; 7. Loans to foreign governments and official institutions (including foreign central banks) ((Column B) Domestic Offices)
STPOLLOANS         ; RCFD2107 ; 0                   ; 8. Obligations (other than securities and leases) of states and political subdivisions in the U.S. ((Column A) Consolidated Bank)
D_STPOLLOANS       ; RCON2107 ; 0                   ; 8. Obligations (other than securities and leases) of states and political subdivisions in the U.S. ((Column B) Domestic Offices)
OLOANSAGG          ; RCFD1563 ; 2656000             ; 9. Other loans ((Column A) Consolidated Bank)
SECLOANAGG         ; RCON1545 ; 994000              ; 9.a. Loans for purchasing or carrying securities (secured and unsecured) ((Column B) Domestic Offices)
OLOANSOTH          ; RCON1564 ; 1654000             ; 9.b. All other loans (exclude consumer loans) ((Column B) Domestic Offices)
D_DIRLSFIN         ; RCON2165 ; 1000                ; 10. Lease financing receivables (net of unearned income) ((Column B) Domestic Offices)
LEASEUS            ; RCFD2182 ; 1000                ; 10.a. Of U.S. addressees (domicile) ((Column A) Consolidated Bank)
LEASENONUS         ; RCFD2183 ; 0                   ; 10.b. Of non U.S. addressees (domicile) ((Column A) Consolidated Bank)
UNINC              ; RCFD2123 ; 0                   ; 11. LESS: Any unearned income on loans reflected in items 1 9 above ((Column A) Consolidated Bank)
D_UNINC            ; RCON2123 ; 0                   ; 11. LESS: Any unearned income on loans reflected in items 1 9 above ((Column B) Domestic Offices)
TOTLNSLSE          ; RCFD2122 ; 7692000             ; 12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal Schedule RC, sum of items 4.a and 4.b) ((Column A) Consolidated Bank)
D_TOTLNSLSE        ; RCON2122 ; 7626000             ; 12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal Schedule RC, sum of items 4.a and 4.b) ((Column B) Domestic Offices)
                   ;          ;                     ; Memoranda
RESTRLOANS         ; RCFD1616 ; 0                   ; 1. Loans and leases restructured and in compliance with modified terms (included in Schedule RC C, part I, and not reported as past due or nonaccrual in Schedule RC N, Memorandum item 1) (exclude loans
                   ;          ;                     ; 2. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):
                   ;          ;                     ; 2.a. Closed end loans secured by first liens on 1 to 4 family residential properties in domestic offices (reported in Schedule RC C, part I, item 1.c.(2)(a),column B) with a remaining maturity or next repricing date of:*,**
LNFSTLN3LES        ; RCONA564 ; 4000                ; 2.a.(1) Three months or less
LNFSTLN3_12        ; RCONA565 ; 140000              ; 2.a.(2) Over three months through 12 months
LNFSTLN1_3         ; RCONA566 ; 0                   ; 2.a.(3) Over one year through three years
LNFSTLN3_5         ; RCONA567 ; 0                   ; 2.a.(4) Over three years through five years
LNFSTLN5_15        ; RCONA568 ; 0                   ; 2.a.(5) Over five years through 15 years.
LNFSTLNOV15        ; RCONA569 ; 0                   ; 2.a.(6) Over 15 years
                   ;          ;                     ; 2.b. All loans and leases (reported in Schedule RC C, part I, items 1 through 10,column A) EXCLUDING closed end loans secured by first liens on 1 to 4 family residential properties in domestic offices:*,***
LNLSOTH3LES        ; RCFDA570 ; 5690000             ; 2.b.(1) Three months or less
LNLSOTH3_12        ; RCFDA571 ; 1174000             ; 2.b.(2) Over three months through 12 months
LNLSOTH1_3         ; RCFDA572 ; 120000              ; 2.b.(3) Over one year through three years
LNLSOTH3_5         ; RCFDA573 ; 92000               ; 2.b.(4) Over three years through five years
LNLSOTH5_15        ; RCFDA574 ; 375000              ; 2.b.(5) Over five years through 15 years.
LNLSOTHOV15        ; RCFDA575 ; 1000                ; 2.b.(6) Over 15 years
LNLSLT1            ; RCFDA247 ; 3103000             ; 2.c. Loans and leases (reported in Schedule RC C, part I, items 1 through 10,column A) with a REMAINING MATURITY of one year or less (excluding those in nonaccrual status)
RECONSTRLN         ; RCFD2746 ; 1169000             ; 3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC C, part I, items 4 and 9,column A****
ADJLNFSTLN         ; RCON5370 ; 144000              ; 4. Adjustable rate closed end loans secured by first liens on 1 to 4 family residential properties in domestic offices (included in Schedule RC C, part I, item 1.c.(2)(a), column B)
LNSRENUS           ; RCFDB837 ; 8000                ; 5. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RC C, part I, item 1,column A)
OUTSCCF            ; RCFDC391 ; 0                   ; 6. Outstanding credit card fees and finance charges included in Schedule RC-C, part I, item 6.a, column A
                   ;          ;                     ; Memorandum item 7 is to be completed by all banks.
                   ;          ;                     ; 7. Purchased impaired loans held for investment accounted for in accordance with AICPA Statement of Position 03-3 (exclude loans held for sale):
CALLC779           ; RCFDC779 ; 0                   ; 7.a. Outstanding balance
CALLC780           ; RCFDC780 ; 0                   ; 7.b. Carrying amount included in Schedule RC-C, part I, items 1 through 9
                   ;          ;                     ; Part II. Loans to Small Businesses and Small Farms
                   ;          ;                     ; Schedule RC C, Part II is to be reported only with the June Report of Condition.
                   ;          ;                     ; Report the number and amount currently outstanding as of June 30 of business loans with "original amounts " of $1,000,000 or less and farm loans with "original amounts" of $500,000 or less.
                   ;          ;                     ; Loans to Small Businesses
BUSLNSIND          ; RCON6999 ; 0                   ; 1. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your banks"Loans secured by nonfarm nonresidential properties" in domestic offices reported in
                   ;          ;                     ; If YES, complete items 2.a and 2.b below, skip items 3 and 4, and go to item 5.
                   ;          ;                     ; If NO and your bank has loans outstanding in either loan category, skip items 2.a and 2.b, complete items 3 and 4 below, and go to item 5.
                   ;          ;                     ; If NO and your bank has no loans outstanding in both loan categories, skip items 2 through 4, and go to item 5.
                   ;          ;                     ; 2. Report the total number of loans currently outstanding for each of the following Schedule RC C, part I, loan categories:
D_NONFARMNUM       ; RCON5562 ; 0                   ; 2.a."Loans secured by nonfarm nonresidential properties " in domestic offices reported in Schedule RC C, part I, item 1.e,column B (Note: Item 1.e,column B, divided by the number of loans should NOT exceed $100,000.)
D_CILNSUSNUM       ; RCON5563 ; 0                   ; 2.b."Commercial and industrial loans to U.S. addressees " in domestic offices reported in Schedule RC C, part I, item 4.a,column B (Note: Item 4.a,column B, divided by the number of loans should NOT exceed $100,000.)
                   ;          ;                     ; 3. Number and amount currently outstanding of "Loans secured by nonfarm nonresidential properties " in domestic offices reported in Schedule RC C, part I, item 1.e,column B (sum of items 3.a through 3.c must be
D_NFRM100NUM       ; RCON5564 ; 0                   ; 3.a. With original amounts of $100,000 or less ((Column A) Number of Loans)
D_NONFARM100       ; RCON5565 ; 0                   ; 3.a. With original amounts of $100,000 or less ((Column B) Amount Currently Outstanding)
D_NFRM250NUM       ; RCON5566 ; 0                   ; 3.b. With original amounts of more than $100,000 through $250,000 ((Column A) Number of Loans)
D_NONFARM250       ; RCON5567 ; 0                   ; 3.b. With original amounts of more than $100,000 through $250,000 ((Column B) Amount Currently Outstanding)
D_NFRM1MNUM        ; RCON5568 ; 0                   ; 3.c. With original amounts of more than $250,000 through $1,000,000 ((Column A) Number of Loans)
D_NONFRM1M         ; RCON5569 ; 0                   ; 3.c. With original amounts of more than $250,000 through $1,000,000
                   ;          ;                     ; 4. Number and amount currently outstanding of "Commercial and industrial loans to U.S. addressees" in domestic offices reported in Schedule RC C, part I, item 4.a, column B (sum of items 4.a through 4.c must be:
D_CIUS100NUM       ; RCON5570 ; 3                   ; 4.a. With original amounts of $100,000 or less ((Column A) Number of Loans)
D_CILNUS100        ; RCON5571 ; 0                   ; 4.a. With original amounts of $100,000 or less ((Column B) Amount Currently Outstanding)
D_CIUS250NUM       ; RCON5572 ; 1                   ; 4.b. With original amounts of more than $100,000 through $250,000 ((Column A) Number of Loans)
D_CILNUS250        ; RCON5573 ; 1000                ; 4.b. With original amounts of more than $100,000 through $250,000 ((Column B) Amount Currently Outstanding)
D_CIUS1MNUM        ; RCON5574 ; 6                   ; 4.c. With original amounts of more than $250,000 through $1,000,000 ((Column A) Number of Loans)
D_CILNUS1M         ; RCON5575 ; 3000                ; 4.c. With original amounts of more than $250,000 through $1,000,000 ((Column B) Amount Currently Outstanding)
                   ;          ;                     ; Agricultural Loans to Small Farms
FARMLNIND          ; RCON6860 ; 0                   ; 5. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your banks"Loans secured by farmland (including farm residential and other improvements)" in domestic
                   ;          ;                     ; If YES, complete items 6.a and 6.b below, and do not complete items 7 and 8.
                   ;          ;                     ; If NO and your bank has loans outstanding in either loan category, skip items 6.a and 6.b and complete items 7 and 8 below.
                   ;          ;                     ; If NO and your bank has no loans outstanding in both loan categories, do not complete items 6 through 8.
                   ;          ;                     ; 6. Report the total number of loans currently outstanding for each of the following Schedule RC C, part I, loan categories:
D_REFARMNUM        ; RCON5576 ; 0                   ; 6.a."Loans secured by farmland (including farm residential and other improvements)" in domestic offices reported in Schedule RC C, part I, item 1.b,column B (Note: Item 1.b, column B, divided by the
D_FARMNUM          ; RCON5577 ; 0                   ; 6.b. "Loans to finance agricultural production and other loans to farmers" in domestic offices reported in Schedule RC C, part I, item 3, column B (Note: Item 3,column B, divided by the number of loans )
                   ;          ;                     ; 7. Number and amount currently outstanding of "Loans secured by farmland (including farm residential and other improvements)" in domestic offices reported in Schedule RC C, part I, item 1.b, column B):
D_REFRM100NM       ; RCON5578 ; 0                   ; 7.a. With original amounts of $100,000 or less ((Column A) Number of Loans)
D_REFRMLN100       ; RCON5579 ; 0                   ; 7.a. With original amounts of $100,000 or less ((Column B) Amount Currently Outstanding)
D_REFRM250NM       ; RCON5580 ; 0                   ; 7.b. With original amounts of more than $100,000 through $250,000 ((Column A) Number of Loans)
D_REFRMLN250       ; RCON5581 ; 0                   ; 7.b. With original amounts of more than $100,000 through $250,000 ((Column B) Amount Currently Outstanding)
D_REFRM500NM       ; RCON5582 ; 0                   ; 7.c. With original amounts of more than $250,000 through $500,000((Column A) Number of Loans)
D_REFRMLN500       ; RCON5583 ; 0                   ; 7.c. With original amounts of more than $250,000 through $500,000 ((Column B) Amount Currently Outstanding)
                   ;          ;                     ; 8. Number and amount currently outstanding of "Loans to finance agricultural production and other loans to farmers" in domestic offices reported in Schedule RC C, part I, item 3, column B (sum of items 8.a through 8.c):
D_AG100NUM         ; RCON5584 ; 0                   ; 8.a. With original amounts of $100,000 or less ((Column A) Number of Loans)
D_AGLN100          ; RCON5585 ; 0                   ; 8.a. With original amounts of $100,000 or less ((Column B) Amount Currently Outstanding)
D_AG250NUM         ; RCON5586 ; 0                   ; 8.b. With original amounts of more than $100,000 through $250,000 ((Column A) Number of Loans)
D_AGLN250          ; RCON5587 ; 0                   ; 8.b. With original amounts of more than $100,000 through $250,000 ((Column B) Amount Currently Outstanding)
D_AG500NUM         ; RCON5588 ; 0                   ; 8.c. With original amounts of more than $250,000 through $500,000 ((Column A) Number of Loans)
D_AGLN500          ; RCON5589 ; 0                   ; 8.c. With original amounts of more than $250,000 through $500,000 ((Column B) Amount Currently Outstanding)
                   ;          ;                     ; * Report fixed rate loans and leases by remaining maturity and floating rate loans by next repricing date.
                   ;          ;                     ; ** Sum of Memorandum items 2.a.(1) through 2.a.(6) plus total nonaccrual closed end loans secured by first liens on 1 to 4 family residential properties in domestic offices included in Schedule RC N, item 1.c.(2),
                   ;          ;                     ; *** Sum of Memorandum items 2.b.(1) through 2.b.(6), plus total nonaccrual loans and leases from Schedule RC N, sum of items 1 through 8, column C, minus nonaccrual closed end loans secured by first liens on 1 to 4 family
                   ;          ;                     ; **** Exclude loans secured by real estate that are included in Schedule RC C, part I, item 1, column A.
                   ;          ;                     ; Schedule RC D Trading Assets and Liabilities
                   ;          ;                     ; Schedule RC D is to be completed by banks that reported average trading assets (Schedule RC K, item 7) of $2 million or more for any quarter of the preceding calendar year.
                   ;          ;                     ; ASSETS
TAUSTRES           ; RCON3531 ; 0                   ; 1. U.S. Treasury securities in domestic offices
TAGENCYOBL         ; RCON3532 ; 0                   ; 2. U.S. Government agency obligations in domestic offices (exclude mortgage backed securities)
TASECSTPOL         ; RCON3533 ; 0                   ; 3. Securities issued by states and political subdivisions in the U.S. in domestic offices
                   ;          ;                     ; 4. Mortgage backed securities (MBS) in domestic offices:
TAPASSFNMA         ; RCON3534 ; 0                   ; 4.a. Pass through securities issued or guaranteed by FNMA, FHLMC, or GNMA
TACMOFNMA          ; RCON3535 ; 0                   ; 4.b. Other mortgage backed securities issued or guaranteed by FNMA, FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)
TAOMRTGSEC         ; RCON3536 ; 0                   ; 4.c. All other mortgage backed securities
TAOTHDBTSE         ; RCON3537 ; 7691000             ; 5. Other debt securities in domestic offices
                   ;          ;                     ; 6. 8. Not applicable
TAOTHER            ; RCON3541 ; 1496000             ; 9. Other trading assets in domestic offices
TAFORGNOFF         ; RCFN3542 ; 9338000             ; 10. Trading assets in foreign offices
                   ;          ;                     ; 11. Derivatives with a positive fair value:
D_TAREVALGNS       ; RCON3543 ; 91000               ; 11.a. In domestic offices
F_TAREVALGNS       ; RCFN3543 ; 45000               ; 11.b. In foreign offices
TOTRADEAST         ; RCFD3545 ; 18661000            ; 12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5)
                   ;          ;                     ; LIABILITIES
TLSHORTPOS         ; RCFD3546 ; 0                   ; 13. Liability for short positions
TLREVALOSS         ; RCFD3547 ; 427000              ; 14. Derivatives with a negative fair value:
TOTRADELIA         ; RCFD3548 ; 427000              ; 15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15)
                   ;          ;                     ; Schedule RC E Deposit Liabilities
                   ;          ;                     ; Part I. Deposits in Domestic Offices
                   ;          ;                     ; Deposits of:
TRANSIPCCK         ; RCONB549 ; 1892000             ; 1. Individuals, partnerships, and corporations (include all certified and official checks) (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NTRXIPCCK          ; RCONB550 ; 7788000             ; 1. Individuals, partnerships, and corporations (include all certified and official checks) (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TRANSUSGOV         ; RCON2202 ; 0                   ; 2. U.S. Government (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NONTRANUS          ; RCON2520 ; 0                   ; 2. U.S. Government (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TRANSSTPOL         ; RCON2203 ; 0                   ; 3. States and political subdivisions in the U.S. (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NONTRANST          ; RCON2530 ; 0                   ; 3. States and political subdivisions in the U.S. (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TRANSCBDEP         ; RCONB551 ; 500000              ; 4. Commercial banks and other depository institutions in the U.S. (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NTRXCBDEP          ; RCONB552 ; 284000              ; 4. Commercial banks and other depository institutions in the U.S. (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TRANSFORBK         ; RCON2213 ; 659000              ; 5. Banks in foreign countries (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NONTRANFOR         ; RCON2236 ; 0                   ; 5. Banks in foreign countries (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TRANSFORG          ; RCON2216 ; 58000               ; 6. Foreign governments and official institutions (including foreign central banks) (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
NONTRXFORG         ; RCON2377 ; 0                   ; 6. Foreign governments and official institutions (including foreign central banks) (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
TOTTRANDEP         ; RCON2215 ; 3109000             ; 7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a) (Transaction Accounts ((Column A) Total transaction accounts (including total demand deposits)))
DEMAND             ; RCON2210 ; 3048000             ; 7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a) ( Transaction Accounts ((Column B) Memo: Total demand deposits (included in column A)))
TOTNONTRDP         ; RCON2385 ; 8072000             ; 7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a) (Nontransaction Accounts ((Column C) Total nontransaction accounts (including MMDAs)))
                   ;          ;                     ; Memoranda
                   ;          ;                     ; 1. Selected components of total deposits (i.e., sum of item 7, columns A and C)
IRAKEOGH           ; RCON6835 ; 0                   ; 1.a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts
BROKERDEP          ; RCON2365 ; 102000              ; 1.b. Total brokered deposits
                   ;          ;                     ; 1.c. Fully insured brokered deposits (included in Memorandum item 1.b above):*****
BROKRLT100         ; RCON2343 ; 0                   ; 1.c.(1) Issued in denominations of less than $100,000
BROKR100           ; RCON2344 ; 102000              ; 1.c.(2) Issued either in denominations of $100,000 or in denominations greater than $100,000 and participated out by the broker in shares of $100,000 or less
                   ;          ;                     ; 1.d. Maturity data for brokered deposits:
BKRLT100LT1        ; RCONA243 ; 0                   ; 1.d.(1) Brokered deposits issued in denominations of less than $100,000 with a remaining maturity of one year or less (included in Memorandum item 1.c.(1) above)
BKRGT100LT1        ; RCONA244 ; 3000                ; 1.d.(2) Brokered deposits issued in denominations of $100,000 or more with a remaining maturity of one year or less (included in Memorandum item 1.b above)
PREFERDEP          ; RCON5590 ;                     ; 1.e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S. reported in item 3 above which are secured or collateralized as required under state law)
                   ;          ;                     ; 2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 7,column C above):
                   ;          ;                     ; 2.a. Savings deposits:
MMDA               ; RCON6810 ; 7727000             ; 2.a.(1) Money market deposit accounts (MMDAs)
OTHSAVDEP          ; RCON0352 ; 49000               ; 2.a.(2) Other savings deposits (excludes MMDAs)
TMUNDER100         ; RCON6648 ; 0                   ; 2.b. Total time deposits of less than $100,000
TMDEPGT100         ; RCON2604 ; 296000              ; 2.c. Total time deposits of $100,000 or more
                   ;          ;                     ; 3. Maturity and repricing data for time deposits of less than $100,000:
                   ;          ;                     ; 3.a. Time deposits of less than $100,000 with a remaining maturity or next repricing date of:*,**
TMLT1003LES        ; RCONA579 ; 0                   ; 3.a.(1) Three months or less
TMLT1003_12        ; RCONA580 ; 0                   ; 3.a.(2) Over three months through 12 months
TMLT1001_3         ; RCONA581 ; 0                   ; 3.a.(3) Over one year through three years
TMLT100OV3         ; RCONA582 ; 0                   ; 3.a.(4) Over three years
TMLT100LT1         ; RCONA241 ; 0                   ; 3.b. Time deposits of $100,000 or more with a REMAINING MATURITY of one year or less (included in Memorandum items 4.a.(1) and 4.a.(2) above)***
                   ;          ;                     ; 4. Maturity and repricing data for time deposits of $100,000 or more:
                   ;          ;                     ; 4.a. Time deposits of $100,000 or more with a remaining maturity or next repricing date of:*,****
TMGT1003LES        ; RCONA584 ; 106000              ; 4.a.(1) Three months or less
TMGT1003_12        ; RCONA585 ; 90000               ; 4.a.(2) Over three months through 12 months
TMGT1001_3         ; RCONA586 ; 83000               ; 4.a.(3) Over one year through three years
TMGT100OV3         ; RCONA587 ; 17000               ; 4.a.(4) Over three years
TMGT100LT1         ; RCONA242 ; 196000              ; 4.b. Time deposits of $100,000 or more with a REMAINING MATURITY of one year or less (included in Memorandum items 4.a.(1) and 4.a.(2) above)***
                   ;          ;                     ; Part II. Deposits in Foreign Offices (including Edge and Agreement subsidiaries and IBFs)
                   ;          ;                     ; Deposits of:
F_DEPIPCCK         ; RCFNB553 ; 3152000             ; 1. Individuals, partnerships, and corporations (include all certified and official checks)
F_DEPUSBDI         ; RCFNB554 ; 5000                ; 2. U.S.banks (including IBFs and foreign branches of U.S. banks) and other U.S. depository institutions
F_DEPFORBNKS       ; RCFN2625 ; 3896000             ; 3. Foreign banks (including U.S. branches and agencies of foreign banks, including their IBFs)
F_DEPFOR           ; RCFN2650 ; 207000              ; 4. Foreign governments and official institutions (including foreign central banks)
F_DEPUSGST         ; RCFNB555 ; 0                   ; 5. U.S. Government and states and political subdivisions in the U.S.
F_DEPTOT           ; RCFN2200 ; 7260000             ; 6. Total (sum of items 1 through 5) (must equal Schedule RC, item 13.b)
                   ;          ;                     ; Memorandum
F_TMDEPMATLT1      ; RCFNA245 ; 28000               ; 1. Time deposits with a remaining maturity of one year or less (included in Part II, item 6 above)
                   ;          ;                     ; * Report fixed rate time deposits by remaining maturity and floating rate time deposits by next repricing date.
                   ;          ;                     ; ** Sum of Memorandum items 3.a.(1) through 3.a.(4) must equal Schedule RC E, Memorandum item 2.b
                   ;          ;                     ; *** Report both fixed and floating rate time deposits by remaining maturity. Exclude floating rate time deposits with a next repricing date of one year or less that have a remaining maturity of over one year.
                   ;          ;                     ; **** Sum of Memorandum items 4.a.(1) through 4.a.(4) must equal Schedule RC E, Memorandum item 2.c
                   ;          ;                     ; ***** Report brokered retirement deposit accounts eligible for $250,000 in deposit insurance coverage in Memorandum item 1.c.(1) only if they have been issued in denominations of less than $100,000.
                   ;          ;                     ;       Report brokered retirement deposit accounts in Memorandum item 1.c.(2) if they have been issued either in denominations of exactly $100,000 through exactly $250,000 or in denominations
                   ;          ;                     ;       greater than $100,000 and participated out by the broker in shares of $250,000 or less.
                   ;          ;                     ; Schedule RC F Other Assets
OAACIRECV          ; RCFDB556 ; 127000              ; 1. Accrued interest receivable*
OADEFTAX           ; RCFD2148 ; 807000              ; 2. Net deferred tax assets**
                   ;          ;                     ; 3. Interest only strips receivable (not in the form of a security)*** on:
MRTGINTSTRP        ; RCFDA519 ; 0                   ; 3.a. Mortgage loans
OTHASTISTRP        ; RCFDA520 ; 0                   ; 3.b. Other financial assets
OTEQSECAAM         ; RCFD1752 ; 146000              ; 4. Equity securities that do not have readily determinable fair values****
LIFINSCSV          ; RCFDC009 ; 0                   ; 5. Life insurance assests
OAOTH              ; RCFD2168 ; 4295000             ; 6. All other assets (itemize and describe amounts greater than 25,000 that exceed 25% of this item)
PRPDEXP            ; RCFD2166 ; 0                   ; 6.a. Prepaid expenses
PROPREPO           ; RCFD1578 ; 0                   ; 6.b. Repossessed personal property (including vehicles)
DERIVPFV           ; RCFDC010 ; 0                   ; 6.c. Derivatives with a positive fair value held for purposes other than trading
RTINTSCC           ; RCFDC436 ; 0                   ; 6.d. Retained interests in accrued interest receivable related to securitized credit cards
OAOTHA             ; RCFD3549 ; 3372000             ; 6.e. TEXT 3549
OAOTHB             ; RCFD3550 ; 0                   ; 6.f. TEXT 3550
OAOTHC             ; RCFD3551 ; 0                   ; 6.g. TEXT 3551
TOTOA              ; RCFD2160 ; 5375000             ; 7. Total (sum of items 1 through 7) (must equal Schedule RC, item 11)
                   ;          ;                     ; * Include accrued interest receivable on loans, leases, debt securities, and other interest bearing assets.
                   ;          ;                     ; ** See discussion of deferred income taxes in Glossary entry on "income taxes."
                   ;          ;                     ; *** Report interest only strips receivable in the form of a security as available for sale securities in Schedule RC, item 2.b, or as trading assets in Schedule RC, item 5, as appropriate.
                   ;          ;                     ; **** Include Federal Reserve stock, Federal Home Loan banks stock, and bankers banks stock.
                   ;          ;                     ; Schedule RC G Other Liabilities
OLACCDEP           ; RCON3645 ; 1000                ; 1.a. Interest accrued and unpaid on deposits in domestic offices*
OLACCEXP           ; RCFD3646 ; 1657000             ; 1.b. Other expenses accrued and unpaid (includes accrued income taxes payable)
OLDEFTAX           ; RCFD3049 ; 0                   ; 2. Net deferred tax liabilities**
OLALLOBX           ; RCFDB557 ; 36000               ; 3. Allowance for credit losses on off balance sheet credit exposures
OLOTH              ; RCFD2938 ; 1503000             ; 4. All other liabilities (itemize and describe amounts that exceed 25%of this item)
ACTPAYBL           ; RCFD3066 ; 1021000             ; 4.a. Accounts payable
DEFCOMPL           ; RCFDC011 ; 0                   ; 4.b. Deferred compensation liabilities
DIVDNYP            ; RCFD2932 ; 0                   ; 4.c. Dividends declared but not yet payable
DERIVNFV           ; RCFDC012 ; 0                   ; 4.d. Derivatives with a negative fair value held for purposes other than trading
OLOTHA             ; RCFD3552 ; 0                   ; 4.e. TEXT 3552
OLOTHB             ; RCFD3553 ; 0                   ; 4.f. TEXT 3553
OLOTHC             ; RCFD3554 ; 0                   ; 4.g. TEXT 3554
TOTOL              ; RCFD2930 ; 3197000             ; 5. Total (sum of items 1 through 4) (sum must equal Schedule RC, item 20)
                   ;          ;                     ; * For savings banks, include "dividends" accrued and unpaid on deposits.
                   ;          ;                     ; ** See discussion of deferred income taxes in Glossary entry on "income taxes."
                   ;          ;                     ; Schedule RC H Selected Balance Sheet Items for Domestic Offices
                   ;          ;                     ; 1. Not applicable
                   ;          ;                     ; 2. Not applicable
D_SPURDF           ; RCONB989 ; 223000              ; 3. Securities purchased under agreements to resell
D_SSOLDDF          ; RCONB995 ; 0                   ; 4. Securities sold under agreements to repurchase
D_OLIBOR           ; RCON3190 ; 11000               ; 5. Other borrowed money
                   ;          ;                     ; EITHER
OADUEFOR           ; RCON2163 ; 4437000             ; 6. Net due FROM own foreign offices, Edge and Agreement subsidiaries, and IBFs
                   ;          ;                     ; OR
OLDUEFOR           ; RCON2941 ; 0                   ; 7. Net due TO own foreign offices, Edge and Agreement subsidiaries, and IBFs
D_ASSETS           ; RCON2192 ; 21903000            ; 8. Total assets (excludes net due from foreign offices, Edge and Agreement subsidiaries, and IBFs)
D_LIABIL           ; RCON3129 ; 17851000            ; 9. Total liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries, and IBFs)
                   ;          ;                     ; In items 10 17,report the amortized (historical) cost of both held to maturity and available for sale securities in domestic offices.
USTRESCTYAM        ; RCON1039 ; 1525000             ; 10. U.S. Treasury securities
AGCYOBLAM          ; RCON1041 ; 0                   ; 11. U.S. Government agency obligations (exclude mortgage backed securities)
STPOLSCTYAM        ; RCON1042 ; 0                   ; 12. Securities issued by states and political subdivisions in the U.S.
                   ;          ;                     ; 13. Mortgage backed securities (MBS):
                   ;          ;                     ; 13.a. Pass through securities:
MTGPASSUSAM        ; RCON1043 ; 0                   ; 13.a.(1) Issued or guaranteed by FNMA,FHLMC,or GNMA
MTGPASSPVTAM       ; RCON1044 ; 0                   ; 13.a.(2) Other pass through securities.
                   ;          ;                     ; 13.b. Other mortgage backed securities (include CMOs,REMICs,and stripped MBS):
MTGCMOUSAM         ; RCON1209 ; 0                   ; 13.b.(1) Issued or guaranteed by FNMA,FHLMC,or GNMA
MTGCMOPVTAM        ; RCON1280 ; 2000                ; 13.b.(2) All other mortgage backed securities
OTHDBTSCTYAM       ; RCON1281 ; 25000               ; 14. Other domestic debt securities (include domestic asset backed securities)
FGNDBTSCTYAM       ; RCON1282 ; 0                   ; 15. Foreign debt securities (include foreign asset backed securities)
D_EQFVMUTAAM       ; RCONA510 ; 13000               ; 16. Investments in mutual funds and other equity securities with readily determinable fair values
TOTHTMAFSAM        ; RCON1374 ; 1565000             ; 17. Total amortized (historical) cost of both held to maturity and available for sale securities (sum of items 10 through 16)
D_OTEQSECAAM       ; RCON1752 ; 154000              ; 18. Equity securities that do not have readily determinable fair values
                   ;          ;                     ; Schedule RC I Assets and Liabilities of IBFs
                   ;          ;                     ; To be completed only by banks with IBFs and other "foreign" offices.
IBFASSETS          ; RCFN2133 ; 0                   ; 1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12)
IBFLIAB            ; RCFN2898 ; 1113000             ; 2. Total IBF liabilities (component of Schedule RC, item 21)
                   ;          ;                     ; Schedule RC K Quarterly Averages*
                   ;          ;                     ; ASSETS
AVGINTBAL          ; RCFD3381 ; 628000              ; 1. Interest bearing balances due from depository institutions
AVGUSGXM           ; RCFDB558 ; 1519000             ; 2 U.S. Treasury securities and U.S. Government agency obligations** (excluding mortgage backed securities)
AVGMORTBS          ; RCFDB559 ; 2000                ; 3 Mortgage backed securities**
AVOSECTS           ; RCFDB560 ; 51000               ; 4 All other securities**,***
AVGFFSOLD          ; RCFD3365 ; 2575000             ; 5. Federal funds sold and securities purchased under agreements to resell
                   ;          ;                     ; 6. Loans:
                   ;          ;                     ; 6.a. Loans in domestic offices:
D_AVLOANS          ; RCON3360 ; 8435000             ; 6.a.(1) Total loans.
AVGSECBYRE         ; RCON3385 ; 516000              ; 6.a.(2) Loans secured by real estate
AVGFARMLNS         ; RCON3386 ; 4000                ; 6.a.(3) Loans to finance agricultural production and other loans to farmers
AVGCILOANS         ; RCON3387 ; 3770000             ; 6.a.(4) Commercial and industrial loans
                   ;          ;                     ; 6.a (5) Loans to individuals for household, family, and other personal expenditures:
AVGINDCRCD         ; RCONB561 ; 0                   ; 6.a.(5).(a) Credit cards
AVGINDREVC         ; RCONB562 ; 285000              ; 6.a.(5).(b) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)
F_AVLOANS          ; RCFN3360 ; 193000              ; 6.b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs
AVGTRADE           ; RCFD3401 ; 19061000            ; 7. Trading assets
AVDIRLSFIN         ; RCFD3484 ; 1000                ; 8. Lease financing receivables (net of unearned income)
AVGASSETS          ; RCFD3368 ; 34376000            ; 9. Total assets****
                   ;          ;                     ; LIABILITIES
AVTRANSDEP         ; RCON3485 ; 65000               ; 10. Interest bearing transaction accounts in domestic offices (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude demand deposits)
                   ;          ;                     ; 11. Nontransaction accounts in domestic offices:
AVGSAVD            ; RCONB563 ; 7071000             ; 11.a. Savings deposits (INCLUDES MMDAs)
AVGTMEGT100        ; RCONA514 ; 308000              ; 11.b. Time deposits of $100,000 or more
AVGTMELT100        ; RCONA529 ; 0                   ; 11.c. Time deposits of less than $100,000
AVGIBDEP           ; RCFN3404 ; 4092000             ; 12. Interest bearing deposits in foreign offices, EDGE and Agreement subsidiaries, and IBFs
AVFFPUR            ; RCFD3353 ; 8001000             ; 13. Federal funds purchased and securities sold under agreements to repurchase
AVOLIBOR           ; RCFD3355 ; 582000              ; 14. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)
                   ;          ;                     ; * For all items, banks have the option of reporting either (1) an average of daily figures for the quarter, or (2) an average of weekly figures (i.e., the Wednesday of each week of the quarter).
                   ;          ;                     ; ** Quarterly averages for all debt securities should be based on amortized cost.
                   ;          ;                     ; *** Quarterly averages for all equity securities should be based on historical cost.
                   ;          ;                     ; Schedule RC L Derivatives and Off Balance Sheet Items
                   ;          ;                     ; Please read carefully the instructions for the preparation of Schedule RC L. Some of the amounts reported in Schedule RC L are regarded as volume indicators and not necessarily as measures of risk.
                   ;          ;                     ; 1. Unused commitments:
UNCMMTEQLN         ; RCFD3814 ; 0                   ; 1.a. Revolving, open end lines secured by 1 to 4 family residential properties, e.g., home equity lines
UNCMMTCRCD         ; RCFD3815 ; 0                   ; 1.b. Credit card lines
                   ;          ;                     ; 1.c. Commercial real estate, construction, and land development:
UNCMTRECON         ; RCFD3816 ; 189000              ; 1.c.(1) Commitments to fund commercial real estate, construction, and land development loans secured by real estate
UNCMTUNSEC         ; RCFD6550 ; 1561000             ; 1.c.(2) Commitments to fund commercial real estate, construction, and land development loans NOT secured by real estate
UNCMMTSEC          ; RCFD3817 ; 0                   ; 1.d. Securities underwriting
UNOTHCMMT          ; RCFD3818 ; 4234000             ; 1.e. Other unused commitments
FINSTDBY           ; RCFD3819 ; 1861000             ; 2. Financial standby letters of credit and foreign office guarantees
FINCONVEY          ; RCFD3820 ; 541000              ; 2.a. Amount of financial standby letters of credit conveyed to others
PERFSTDBY          ; RCFD3821 ; 48000               ; 3. Performance standby letters of credit and foreign office guarantees
PERFCONVEY         ; RCFD3822 ; 0                   ; 3.a. Amount of performance standby letters of credit conveyed to others
LETTERCRDT         ; RCFD3411 ; 11000               ; 4. Commercial and similar letters of credit
                   ;          ;                     ; 5. Not applicable
SECLENT            ; RCFD3433 ; 0                   ; 6. Securities lent (including customers securities lent where the customer is indemnified against loss by the reporting bank)
                   ;          ;                     ; 7. Credit derivatives:
                   ;          ;                     ; 7.a  Notional amounts:
CALLC968           ; RCFDC968 ; 0                   ; 7.a.(1) Credit default swaps ((Column A) Guarantor)
CALLC969           ; RCFDC969 ; 0                   ; 7.a.(1) Credit default swaps ((Column B) Beneficiary)
CALLC970           ; RCFDC970 ; 0                   ; 7.a.(2) Total return swaps ((Column A) Guarantor)
CALLC971           ; RCFDC971 ; 5647000             ; 7.a.(2) Total return swaps ((Column B) Beneficiary)
CALLC972           ; RCFDC972 ; 0                   ; 7.a.(3) Credit options ((Column A) Guarantor)
CALLC973           ; RCFDC973 ; 0                   ; 7.a.(3) Credit options ((Column B Beneficiary)
CALLC974           ; RCFDC974 ; 0                   ; 7.a.(4) Other credit derivatives ((Column A) Guarantor)
CALLC975           ; RCFDC975 ; 0                   ; 7.a.(4) Other credit derivatives ((Column B) Beneficiary)
                   ;          ;                     ; 7.b.  Gross fair values:
CRDERGPOS          ; RCFDC219 ; 0                   ; 7.b.(1) Gross positive fair value((Column A) Guarantor)
CRDERBPOS          ; RCFDC221 ; 32000               ; 7.b.(1) Gross positive fair value((Column B) Beneficiary)
CRDERGNEG          ; RCFDC220 ; 0                   ; 7.b.(2) Gross negative fair value((Column A) Guarantor)
CRDERBNEG          ; RCFDC222 ; 176000              ; 7.b.(2) Gross negative fair value((Column B) Beneficiary)
SPOTFGNEX          ; RCFD8765 ; 371000              ; 8. Spot foreign exchange contracts
OTHCOMMIT          ; RCFD3430 ; 0                   ; 9. All other off balance sheet liabilities (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, ""Total equity capital"")
SECBORROW          ; RCFD3432 ; 0                   ; 9.a. Securities borrowed
WHENISSPUR         ; RCFD3434 ; 0                   ; 9.b. Commitments to purchase when issued securities
CALLC978           ; RCFDC978 ; 0                   ; 9.c. Standby letters of credit issued by a Federal Home Loan Band on the banks behalf
OTHCOMMITA         ; RCFD3555 ; 0                   ; 9.d. TEXT 3555
OTHCOMMITB         ; RCFD3556 ; 0                   ; 9.e. TEXT 3556
OTHCOMMITc         ; RCFD3557 ; 0                   ; 9.f. TEXT 3557
OTHOFFAST          ; RCFD5591 ; 0                   ; 10. All other off balance sheet assets (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, ""Total equity capital"")
WHENISSSEL         ; RCFD3435 ; 0                   ; 10.a. Commitments to sell when issued securities
OTHOBSASTA         ; RCFD5592 ; 0                   ; 10.b. TEXT 5592
OTHOBSASTB         ; RCFD5593 ; 0                   ; 10.c. TEXT 5593
OTHOBSASTC         ; RCFD5594 ; 0                   ; 10.d. TEXT 5594
OTHOBSASTD         ; RCFD5595 ; 0                   ; 10.e. TEXT 5595
                   ;          ;                     ; 11. Year-to-date merchant credit card sales volume:
MCRCDACQ           ; RCFDC223 ; 0                   ; 11.a. Sales for which the reporting bank is the acquiring bank
MCRCDWRISK         ; RCFDC224 ; 0                   ; 11.b. Sales for which the reporting bank is the agent bank with risk
                   ;          ;                     ; 12. Gross amounts (e.g., notional amounts) (for each column, sum of items 12.a through 12.e must equal sum of items 13 and 14):
INTRTEFUT          ; RCFD8693 ; 0                   ; 12.a. Futures contracts ((Column A) Interest Rate Contracts)
FGNEXFUT           ; RCFD8694 ; 0                   ; 12.a. Futures contracts ((Column B) Foreign Exchange Contracts)
EQDERFUT           ; RCFD8695 ; 0                   ; 12.a. Futures contracts ((Column C) Equity Derivative Contracts)
CMDTYFUT           ; RCFD8696 ; 0                   ; 12.a. Futures contracts ((Column D) Commodity and Other Contracts)
INTRTEFOR          ; RCFD8697 ; 0                   ; 12.b. Forward contracts ((Column A) Interest Rate Contracts)
FGNEXFOR           ; RCFD8698 ; 917000              ; 12.b. Forward contracts ((Column B) Foreign Exchange Contracts)
EQDERFOR           ; RCFD8699 ; 0                   ; 12.b. Forward contracts ((Column C) Equity Derivative Contracts)
CMDTYFOR           ; RCFD8700 ; 0                   ; 12.b. Forward contracts ((Column D) Commodity and Other Contracts)
                   ;          ;                     ; 12.c. Exchange traded option contracts:
INTRTEWRTET        ; RCFD8701 ; 0                   ; 12.c.(1) Written options ((Column A) Interest Rate Contracts)
FGNEXWRTET         ; RCFD8702 ; 0                   ; 12.c.(1) Written options ((Column B) Foreign Exchange Contracts)
EQDERWRTET         ; RCFD8703 ; 0                   ; 12.c.(1) Written options ((Column C) Equity Derivative Contracts)
CMDTYWRTET         ; RCFD8704 ; 0                   ; 12.c.(1) Written options ((Column D) Commodity and Other Contracts)
INTRTEPURET        ; RCFD8705 ; 0                   ; 12.c.(2) Purchased options ((Column A) Interest Rate Contracts)
FGNEXPURET         ; RCFD8706 ; 0                   ; 12.c.(2) Purchased options ((Column B) Foreign Exchange Contracts)
EQDERPURET         ; RCFD8707 ; 0                   ; 12.c.(2) Purchased options ((Column C) Equity Derivative Contracts)
CMDTYPURET         ; RCFD8708 ; 0                   ; 12.c.(2) Purchased options ((Column D) Commodity and Other Contracts)
                   ;          ;                     ; 12.d. Over the counter option contracts:
INTRTEWRTOTC       ; RCFD8709 ; 210000              ; 12.d.(1) Written options ((Column A) Interest Rate Contracts)
FGNEXWRTOTC        ; RCFD8710 ; 0                   ; 12.d.(1) Written options ((Column B) Foreign Exchange Contracts)
EQDERWRTOTC        ; RCFD8711 ; 207000              ; 12.d.(1) Written options ((Column C) Equity Derivative Contracts)
CMDTYWRTOTC        ; RCFD8712 ; 1873000             ; 12.d.(1) Written options ((Column D) Commodity and Other Contracts)
INTRTEPUROTC       ; RCFD8713 ; 210000              ; 12.d.(2) Purchased options ((Column A) Interest Rate Contracts)
FGNEXPUROTC        ; RCFD8714 ; 0                   ; 12.d.(2) Purchased options ((Column B) Foreign Exchange Contracts)
EQDERPUROTC        ; RCFD8715 ; 302000              ; 12.d.(2) Purchased options ((Column C) Equity Derivative Contracts)
CMDTYPUROTC        ; RCFD8716 ; 1846000             ; 12.d.(2) Purchased options ((Column D) Commodity and Other Contracts)
INTRTESWAP         ; RCFD3450 ; 18213000            ; 12.e. Swaps ((Column A) Interest Rate Contracts)
FGNEXSWAP          ; RCFD3826 ; 9793000             ; 12.e. Swaps ((Column B) Foreign Exchange Contracts)
EQDERSWAP          ; RCFD8719 ; 9374000             ; 12.e. Swaps ((Column C) Equity Derivative Contracts)
CMDTYSWAP          ; RCFD8720 ; 5454000             ; 12.e. Swaps ((Column D) Commodity and Other Contracts)
INTRTEHFT          ; RCFDA126 ; 18633000            ; 13. Total gross notional amount of derivative contracts held for trading ((Column A) Interest Rate Contracts)
FGNEXHFT           ; RCFDA127 ; 10710000            ; 13. Total gross notional amount of derivative contracts held for trading ((Column B) Foreign Exchange Contracts)
EQDERHFT           ; RCFD8723 ; 9883000             ; 13. Total gross notional amount of derivative contracts held for trading ((Column C) Equity Derivative Contracts)
CMDTYHFT           ; RCFD8724 ; 9173000             ; 13. Total gross notional amount of derivative contracts held for trading ((Column D) Commodity and Other Contracts)
INTRTEMTM          ; RCFD8725 ; 0                   ; 14. Total gross notional amount of derivative contracts held for purposes other than trading ((Column A) Interest Rate Contracts)
FGNEXMTM           ; RCFD8726 ; 0                   ; 14. Total gross notional amount of derivative contracts held for purposes other than trading ((Column B) Foreign Exchange Contracts)
EQDERMTM           ; RCFD8727 ; 0                   ; 14. Total gross notional amount of derivative contracts held for purposes other than trading ((Column C) Equity Derivative Contracts)
CMDTYMTM           ; RCFD8728 ; 0                   ; 14. Total gross notional amount of derivative contracts held for purposes other than trading ((Column D) Commodity and Other Contracts)
INTRTSWAPFX        ; RCFDA589 ; 0                   ; 14.a. Interest rate swaps where the bank has agreed to pay a fixed rate
                   ;          ;                     ; 15. Gross fair values of derivative contracts:
                   ;          ;                     ; 15.a. Contracts held for trading:
INTRTEHFTGP        ; RCFD8733 ; 178000              ; 15.a.(1) Gross positive fair value ((Column A) Interest Rate Contracts)
FGNEXHFTGP         ; RCFD8734 ; 41000               ; 15.a.(1) Gross positive fair value ((Column B) Foreign Exchange Contracts)
EQDERHFTGP         ; RCFD8735 ; 208000              ; 15.a.(1) Gross positive fair value ((Column C) Equity Derivative Contracts)
CMDTYHFTGP         ; RCFD8736 ; 783000              ; 15.a.(1) Gross positive fair value ((Column D) Commodity and Other Contracts)
INTRTEHFTGN        ; RCFD8737 ; 160000              ; 15.a.(2) Gross negative fair value ((Column A) Interest Rate Contracts)
FGNEXHFTGN         ; RCFD8738 ; 247000              ; 15.a.(2) Gross negative fair value ((Column B) Foreign Exchange Contracts)
EQDERHFTGN         ; RCFD8739 ; 162000              ; 15.a.(2) Gross negative fair value ((Column C) Equity Derivative Contracts)
CMDTYHFTGN         ; RCFD8740 ; 783000              ; 15.a.(2) Gross negative fair value ((Column D) Commodity and Other Contracts)
                   ;          ;                     ; 15.b. Contracts held for purposes other than trading:
INTRTEMTMGP        ; RCFD8741 ; 0                   ; 15.b.(1) Gross positive fair value ((Column A) Interest Rate Contracts)
FGNEXMTMGP         ; RCFD8742 ; 0                   ; 15.b.(1) Gross positive fair value ((Column B) Foreign Exchange Contracts)
EQDERMTMGP         ; RCFD8743 ; 0                   ; 15.b.(1) Gross positive fair value ((Column C) Equity Derivative Contracts)
CMDTYMTMGP         ; RCFD8744 ; 0                   ; 15.b.(1) Gross positive fair value ((Column D) Commodity and Other Contracts)
INTRTEMTMGN        ; RCFD8745 ; 0                   ; 15.b.(2) Gross negative fair value ((Column A) Interest Rate Contracts)
FGNEXMTMGN         ; RCFD8746 ; 0                   ; 15.b.(2) Gross negative fair value ((Column B) Foreign Exchange Contracts)
EQDERMTMGN         ; RCFD8747 ; 0                   ; 15.b.(2) Gross negative fair value ((Column C) Equity Derivative Contracts)
CMDTYMTMGN         ; RCFD8748 ; 0                   ; 15.b.(2) Gross negative fair value ((Column D) Commodity and Other Contracts)
                   ;          ;                     ; Schedule RC M Memoranda
                   ;          ;                     ; 1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:
EXECLOANS          ; RCFD6164 ; 0                   ; 1.a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests
EXECLNSNO          ; RCFD6165 ; 0                   ; 1.b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests)
                   ;          ;                     ; 2. Intangible assets other than goodwill:
MTGSERV            ; RCFD3164 ; 0                   ; 2.a. Mortgage servicing assets
MTGSERVFV          ; RCFDA590 ; 0                   ; 2.a.(1) Estimated fair value of mortgage servicing assets
CCRLNMTGSA         ; RCFDB026 ; 0                   ; 2.b. Purchased credit card relationships and nonmortgage servicing assets
ALLOTHINTG         ; RCFD5507 ; 47000               ; 2.c. All other identifiable intangible assets
TINGASET           ; RCFD0426 ; 47000               ; 2.d. Total (sum of items 2.a, 2.b, and 2.c) (must equal Schedule RC, item 10.b)
                   ;          ;                     ; 3. Other real estate owned:
REINVOWNED         ; RCFD5372 ; 0                   ; 3.a. Direct and indirect investments in real estate ventures
                   ;          ;                     ; 3.b. All other real estate owned:
REOWNCONS          ; RCON5508 ; 0                   ; 3.b.(1) Construction and land development and other land in domestic offices
REOWNFARM          ; RCON5509 ; 0                   ; 3.b.(2) Farmland in domestic offices
REOWN1_4           ; RCON5510 ; 0                   ; 3.b.(3) 1 to 4 family residential properties in domestic offices
REOWN5MOR          ; RCON5511 ; 0                   ; 3.b.(4) Multifamily (5 or more) residential properties in domestic offices
REOWNNONFM         ; RCON5512 ; 1000                ; 3.b.(5) Nonfarm nonresidential properties in domestic offices
CALLC979           ; RCONC979 ; 0                   ; 3.b.(6) Foreclosed properties from "GNMA loans"
REOWNFORGN         ; RCFN5513 ; 0                   ; 3.b.(7) In foreign offices
TOTREOWNED         ; RCFD2150 ; 1000                ; 3.c. Total (sum of items 3.a and 3.b) (must equal Schedule RC, item 7)
                   ;          ;                     ; 4. Investments in unconsolidated subsidiaries and associated companies:
REINVSUBS          ; RCFD5374 ; 0                   ; 4.a. Direct and indirect investments in real estate ventures
OTHINVSUBS         ; RCFD5375 ; 8000                ; 4.b. All other investments in unconsolidated subsidiaries and associated companies
TOTINVSUBS         ; RCFD2130 ; 8000                ; 4.c. Total (sum of items 4.a and 4.b) (must equal Schedule RC, item 8)
                   ;          ;                     ; 5. Other borrowed money:
                   ;          ;                     ; 5.a. Federal Home Loan Bank advances:
BMFHLB1LES         ; RCFD2651 ; 0                   ; 5.a.(1) With a remaining maturity of one year or less
BMFHLB1_3          ; RCFDB565 ; 0                   ; 5.a.(2) With a remaining maturity of more than one year through three years
BMFHLBOV3          ; RCFDB566 ; 0                   ; 5.a.(3) With a remaining maturity of more than three years
                   ;          ;                     ; 5.b. Other borrowings:
BMOTH1LES          ; RCFDB571 ; 735000              ; 5.b.(1) With a remaining maturity of one year or less
BMOTH1_3           ; RCFDB567 ; 0                   ; 5.b.(2) With a remaining maturity of more than one year through three years
BMOTHOV3           ; RCFDB568 ; 3000                ; 5.b.(3) With a remaining maturity of more than three years
OTBRWMNY           ; RCFD3190 ; 738000              ; 5.c. Total (sum of items 5.a.(1) through 5.b.(3) must equal Schedule RC, item 16)
PRILMUTF           ; RCFDB569 ; 0                   ; 6. Does the reporting bank sell private label or third party mutual funds and annuities?
ASPMUTF            ; RCFDB570 ; 0                   ; 7. Assets under the reporting banks management in proprietary mutual funds and annuities
                   ;          ;                     ; 8. Primary Internet Web site address of the bank (home page), if any
WEBTRANCP          ; RCFD4088 ; 0                   ; 9. Do any of the banks Internet Web sites have transactional capability, i.e, allow the banks customers to execute transactions on their accounts through the Web site?
                   ;          ;                     ; *Includes overnight Federal Home Loan Bank advances.
                   ;          ;                     ; Schedule RC N Past Due and Nonaccrual Loans, Leases, and Other Assets
                   ;          ;                     ; 1. Loans secured by real estate:
CNLD30_89          ; RCON2759 ; 0                   ; 1.a. Construction, land development, and other land loans in domestic offices ((Column A) Past due 30 through 89 days and still accruing)
CONST90MOR         ; RCON2769 ; 0                   ; 1.a. Construction, land development, and other land loans in domestic offices ((Column B) Past due 90 days or more and still accruing)
CONSTNONAC         ; RCON3492 ; 0                   ; 1.a. Construction, land development, and other land loans in domestic offices ((Column C) Nonaccrual)
FRML30_89          ; RCON3493 ; 0                   ; 1.b. Secured by farmland in domestic offices ((Column A) Past due 30 through 89 days and still accruing)
FARM90MOR          ; RCON3494 ; 0                   ; 1.b. Secured by farmland in domestic offices ((Column B) Past due 90 days or more and still accruing)
FARMNONAC          ; RCON3495 ; 0                   ; 1.b. Secured by farmland in domestic offices ((Column C) Nonaccrual)
                   ;          ;                     ; 1.c. Secured by 1 to 4 family residential properties in domestic offices:
REVOE30_89         ; RCON5398 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit ((Column A) Past due 30 through 89 days and still accruing)
REVRS90MOR         ; RCON5399 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit ((Column B) Past due 90 days or more and still accruing)
REVRSNONAC         ; RCON5400 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit ((Column C) Nonaccrual)
                   ;          ;                     ; 1.c.(2) Closed end loans secured by 1 to 4 family residential properties
CL1ST30_89         ; RCONC236 ; 1000                ; 1.c.(2)(a) Secure by first liens ((Column A) Past due 30 through 89 days and still accruing)
CL1ST90MOR         ; RCONC237 ; 0                   ; 1.c.(2)(a) Secure by first liens ((Column B) Past due 90 days or more and still accruing)
CL1STNACC          ; RCONC229 ; 0                   ; 1.c.(2)(a) Secure by first liens ((Column C) Nonaccrual)
CLJRL30_89         ; RCONC238 ; 0                   ; 1.c.(2)(b) Secured by junior liens ((Column A) Past due 30 through 89 days and still accruing)
CLJRL90MOR         ; RCONC239 ; 0                   ; 1.c.(2)(b) Secured by junior liens ((Column B) Past due 90 days or more and still accruing)
CLJRLNACC          ; RCONC230 ; 0                   ; 1.c.(2)(b) Secured by junior liens ((Column C) Nonaccrual)
RESMUL30_89        ; RCON3499 ; 1000                ; 1.d. Secured by multifamily (5 or more) residential properties in domestic offices ((Column A) Past due 30 through 89 days and still accruing)
MLTRS90MOR         ; RCON3500 ; 0                   ; 1.d. Secured by multifamily (5 or more) residential properties in domestic offices ((Column B) Past due 90 days or more and still accruing)
MLTRSNONAC         ; RCON3501 ; 0                   ; 1.d. Secured by multifamily (5 or more) residential properties in domestic offices ((Column C) Nonaccrual)
SNFNR30_89         ; RCON3502 ; 0                   ; 1.e. Secured by nonfarm nonresidential properties in domestic offices ((Column A))
NONRS90MOR         ; RCON3503 ; 0                   ; 1.e. Secured by nonfarm nonresidential properties in domestic offices ((Column B) Past due 90 days or more and still accruing)
NONRSNONAC         ; RCON3504 ; 0                   ; 1.e. Secured by nonfarm nonresidential properties in domestic offices ((Column C) Nonaccrual)
REFOR30_89         ; RCFNB572 ; 0                   ; 1.f. In foreign offices ((Column A) Past due 30 through 89 days and still accruing)
REFOR90MOR         ; RCFNB573 ; 0                   ; 1.f. In foreign offices ((Column B) Past due 90 days or more and still accruing)
REFORNONAC         ; RCFNB574 ; 0                   ; 1.f. In foreign offices ((Column C) Nonaccrual)
                   ;          ;                     ; 2. Loans to depository institutions and acceptances of other banks:
USDI30_89          ; RCFD5377 ; 0                   ; 2.a. To U.S. banks and other U.S. depository institutions ((Column A) Past due 30 through 89 days and still accruing)
USBNK90MOR         ; RCFD5378 ; 0                   ; 2.a. To U.S. banks and other U.S. depository institutions ((Column B) Past due 90 days or more and still accruing)
USBNKNONAC         ; RCFD5379 ; 0                   ; 2.a. To U.S. banks and other U.S. depository institutions ((Column C) Nonaccrual)
FORBK30_89         ; RCFD5380 ; 0                   ; 2.b. To foreign banks ((Column A) Past due 30 through 89 days and still accruing)
FGNBK90MOR         ; RCFD5381 ; 0                   ; 2.b. To foreign banks ((Column B) Past due 90 days or more and still accruing)
FGNBKNONAC         ; RCFD5382 ; 0                   ; 2.b. To foreign banks ((Column C) Nonaccrual)
AGPF30_89          ; RCFD1594 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column A) Past due 30 through 89 days and still accruing)
PDFRM90MOR         ; RCFD1597 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column B) Past due 90 days or more and still accruing)
FARMNONACC         ; RCFD1583 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column C) Nonaccrual)
                   ;          ;                     ; 4. Commercial and industrial loans:
USCI30_89          ; RCFD1251 ; 45000               ; 4.a. To U.S. addressees (domicile) ((Column A) Past due 30 through 89 days and still accruing)
CI90MORUS          ; RCFD1252 ; 8000                ; 4.a. To U.S. addressees (domicile) ((Column B) Past due 90 days or more and still accruing)
CINONACCUS         ; RCFD1253 ; 75000               ; 4.a. To U.S. addressees (domicile) ((Column C) Nonaccrual)
NUSCI30_89         ; RCFD1254 ; 0                   ; 4.b. To non U.S. addressees (domicile) ((Column A) Past due 30 through 89 days and still accruing)
CI90MORNUS         ; RCFD1255 ; 0                   ; 4.b. To non U.S. addressees (domicile) ((Column B) Past due 90 days or more and still accruing)
CINONACNUS         ; RCFD1256 ; 21000               ; 4.b. To non U.S. addressees (domicile) ((Column C) Nonaccrual)
                   ;          ;                     ; 5. Loans to individuals for household, family, and other personal expenditures:
ICRCD30_89         ; RCFDB575 ; 0                   ; 5.a. Credit cards ((Column A) Past due 30 through 89 days and still accruing)
ICRCD90MOR         ; RCFDB576 ; 0                   ; 5.a. Credit cards ((Column B) Past due 90 days or more and still accruing)
ICRCDNONAC         ; RCFDB577 ; 0                   ; 5.a. Credit cards ((Column C) Nonaccrual)
IREVC30_89         ; RCFDB578 ; 0                   ; 5.b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards) ((Column A) Past due 30 through 89 days and still accruing)
IREVC90MOR         ; RCFDB579 ; 0                   ; 5.b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards) ((Column B) Past due 90 days or more and still accruing)
IREVCNONAC         ; RCFDB580 ; 0                   ; 5.b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards) ((Column C) Nonaccrual)
FGOI30_89          ; RCFD5389 ; 0                   ; 6. Loans to foreign governments and official institutions ((Column A) Past due 30 through 89 days and still accruing)
FGNLN90MOR         ; RCFD5390 ; 0                   ; 6. Loans to foreign governments and official institutions ((Column B) Past due 90 days or more and still accruing)
FGNLNNONAC         ; RCFD5391 ; 0                   ; 6. Loans to foreign governments and official institutions ((Column C) Nonaccrual)
PDOL30_89          ; RCFD5459 ; 9000                ; 7. All other loans ((Column A) Past due 30 through 89 days and still accruing)
PDOTH90MOR         ; RCFD5460 ; 0                   ; 7. All other loans ((Column B) Past due 90 days or more and still accruing)
OTHNONACCR         ; RCFD5461 ; 0                   ; 7. All other loans ((Column C) Nonaccrual)
                   ;          ;                     ; 8. Lease financing receivables:
USLSF30_89         ; RCFD1257 ; 0                   ; 8.a. Of U.S. addressees (domicile) ((Column A) Past due 30 through 89 days and still accruing)
LS90MORUS          ; RCFD1258 ; 0                   ; 8.a. Of U.S. addressees (domicile) ((Column B) Past due 90 days or more and still accruing)
LSNONACUS          ; RCFD1259 ; 0                   ; 8.a. Of U.S. addressees (domicile) ((Column C) Nonaccrual)
NUSLF30_89         ; RCFD1271 ; 0                   ; 8.b. Of non U.S. addressees (domicile) ((Column A) Past due 30 through 89 days and still accruing)
LS90MORNUS         ; RCFD1272 ; 0                   ; 8.b. Of non U.S. addressees (domicile) ((Column B) Past due 90 days or more and still accruing)
LSNONACNUS         ; RCFD1791 ; 0                   ; 8.b. Of non U.S. addressees (domicile) ((Column C) Nonaccrual)
DSXPD30_89         ; RCFD3505 ; 0                   ; 9. Debt securities and other assets (exclude other real estate owned and other repossessed assets) ((Column A) Past due 30 through 89 days and still accruing)
DBTSC90MOR         ; RCFD3506 ; 0                   ; 9. Debt securities and other assets (exclude other real estate owned and other repossessed assets) ((Column B) Past due 90 days or more and still accruing)
DBTSCNONAC         ; RCFD3507 ; 0                   ; 9. Debt securities and other assets (exclude other real estate owned and other repossessed assets) ((Column C) Nonaccrual)
                   ;          ;                     ; Amounts reported in Schedule RC N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have
USGPD30_89         ; RCFD5612 ; 0                   ; 10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government ((Column A) Past due 30 through 89 days and still accruing)
PDUS90MOR          ; RCFD5613 ; 0                   ; 10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government ((Column B) Past due 90 days or more and still accruing)
USNONACCR          ; RCFD5614 ; 0                   ; 10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government ((Column C) Nonaccrual)
GARLL30_89         ; RCFD5615 ; 0                   ; 10.a. Guaranteed portion of loans and leases included in item 10 above ((Column A) Past due 30 through 89 days and still accruing)
PDGTY90MOR         ; RCFD5616 ; 0                   ; 10.a. Guaranteed portion of loans and leases included in item 10 above ((Column B) Past due 90 days or more and still accruing)
GTYNONACCR         ; RCFD5617 ; 0                   ; 10.a. Guaranteed portion of loans and leases included in item 10 above ((Column C) Nonaccrual)
CALLC866           ; RCFDC866 ; 0                   ; 10.b. Rebooked "GNMA loans" that have been repurchased or are eligible for repurchase included in item 10 above ((Column A) Past due 30 through 89 days and still accruing)
CALLC867           ; RCFDC867 ; 0                   ; 10.b. Rebooked "GNMA loans" that have been repurchased or are eligible for repurchase included in item 10 above ((Column B) Past due 90 days or more and still accruing)
CALLC868           ; RCFDC868 ; 0                   ; 10.b. Rebooked "GNMA loans" that have been repurchased or are eligible for repurchase included in item 10 above ((Column C) Nonaccrual)
                   ;          ;                     ; Memoranda
RLLPD30_89         ; RCFD1658 ; 0                   ; 1. Restructured loans and leases included in Schedule RC N, items 1 through 8, above (and not reported in Schedule RC C, Part I, Memorandum item 1) ((Column A) Past due 30 through 89 days and still accruing)
RLLPD90MOR         ; RCFD1659 ; 0                   ; 1. Restructured loans and leases included in Schedule RC N, items 1 through 8, above (and not reported in Schedule RC C, Part I, Memorandum item 1) ((Column B) Past due 90 days or more and still accruing)
RLPDNONACC         ; RCFD1661 ; 15000               ; 1. Restructured loans and leases included in Schedule RC N, items 1 through 8, above (and not reported in Schedule RC C, Part I, Memorandum item 1) ((Column C) Nonaccrual)
CLXRE30_89         ; RCFD6558 ; 0                   ; 2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC N, items 4 and 7, above ((Column A) Past due 30 through 89 days and still accruing)
COMRE90MOR         ; RCFD6559 ; 0                   ; 2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC N, items 4 and 7, above ((Column B) Past due 90 days or more and still accruing)
COMRENONAC         ; RCFD6560 ; 0                   ; 2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC N, items 4 and 7, above ((Column C) Nonaccrual)
NUSRE30_89         ; RCFD1248 ; 0                   ; 3. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RC N, item 1, above) ((Column A) Past due 30 through 89 days and still accruing)
RE90MORNUS         ; RCFD1249 ; 0                   ; 3. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RC N, item 1, above) ((Column B) Past due 90 days or more and still accruing)
RENONACNUS         ; RCFD1250 ; 0                   ; 3. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RC N, item 1, above) ((Column C) Nonaccrual)
                   ;          ;                     ; 4. Not applicable
LLHFS30_89         ; RCFDC240 ; 0                   ; 5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8,above) ((Column A) Past due 30 through 89 days and still accruing)
LLHFS90MOR         ; RCFDC241 ; 0                   ; 5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8,above) ((Column B) Past due 90 days or more and still accruing)
LLHFSNACC          ; RCFDC226 ; 0                   ; 5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8,above) ((Column C) Nonaccrual)
INTRC30_89         ; RCFD3529 ; 0                   ; 6. Interest rate, foreign exchange rate, and other commodity and equity contracts: Fair value of amounts carried as assets ((Column A) Past due 30 through 89 days and still accruing)
INTRC90MOR         ; RCFD3530 ; 0                   ; 6. Interest rate, foreign exchange rate, and other commodity and equity contracts: Fair value of amounts carried as assets ((Column B) Past due 90 days or more and still accruing)
                   ;          ;                     ; Person to whom questions about the Reports of Condition and Income should be directed:
                   ;          ;                     ; Schedule RC O Other Data for Deposit Insurance and FICO Assessments
                   ;          ;                     ; 1. Unposted debits (see instructions):
IDEBIT             ; RCON0030 ; 0                   ; 1.a. Actual amount of all unposted debits
                   ;          ;                     ; OR
                   ;          ;                     ; b. Separate amount of unposted debits:
IDEBDEM            ; RCON0031 ; 0                   ; 1.b.(1) Actual amount of unposted debits to demand deposits
IDEBTIM            ; RCON0032 ; 0                   ; 1.b.(2) Actual amount of unposted debits to time and savings deposits*
                   ;          ;                     ; 2. Unposted credits (see instructions):
ICREDIT            ; RCON3510 ; 0                   ; 2.a. Actual amount of all unposted credits
                   ;          ;                     ; OR
                   ;          ;                     ; 2.b. Separate amount of unposted credits:
ICRDEM             ; RCON3512 ; 0                   ; 2.b.(1) Actual amount of unposted credits to demand deposits
ICRTIM             ; RCON3514 ; 0                   ; 2.b.(2) Actual amount of unposted credits to time and savings deposits*
IBKTRUST           ; RCON3520 ; 0                   ; 3. Uninvested trust funds (cash) held in banks own trust department (not included in total deposits in domestic offices)
                   ;          ;                     ; 4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions (not included in total deposits):
IDEMNCONO          ; RCON2211 ; 34000               ; 4.a. Demand deposits of consolidated subsidiaries
ITIMNCONO          ; RCON2351 ; 236000              ; 4.b. Time and savings deposits* of consolidated subsidiaries
INTACCONO          ; RCON5514 ; 0                   ; 4.c. Interest accrued and unpaid on deposits of consolidated subsidiaries
                   ;          ;                     ; 5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions:
DMDINSBR           ; RCON2229 ; 0                   ; 5.a. Demand deposits in insured branches (included in Schedules RC E, Part II)
TIMINSBR           ; RCON2383 ; 0                   ; 5.b. Time and savings deposits* in insured branches (included in Schedule RC E, Part II)
INTACINSBR         ; RCON5515 ; 0                   ; 5.c. Interest accrued and unpaid on deposits in insured branches (included in Schedule RC G, item 1.b.)
                   ;          ;                     ; 6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:
RESPASDMD          ; RCON2314 ; 0                   ; 6.a. Amount reflected in demand deposits (included in Schedule RC E, Part I, item 7, column B)
RESPASTMSV         ; RCON2315 ; 0                   ; 6.b. Amount reflected in time and savings deposits* (included in Schedule RC E, Part I, item 7, column A or C, but not column B)
                   ;          ;                     ; 7. Unamortized premiums and discounts on time and savings deposits:*,**
PREMTIMDP          ; RCON5516 ; 0                   ; 7.a. Unamortized premiums
DSCTTIMDP          ; RCON5517 ; 87000               ; 7.b. Unamortized discounts
                   ;          ;                     ; 8. Not applicable
LIFELINE           ; RCON5596 ;                     ; 9. Deposits in lifeline accounts
DEPININVCT         ; RCON8432 ; 0                   ; 10. Benefit responsive "Depository Institution Investment Contracts" (included in total deposits in domestic offices)
                   ;          ;                     ; 11. Adjustments to demand deposits in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions reported in Schedule RC E for certain reciprocal demand balances:
DDADJDECR          ; RCON8785 ; 0                   ; 11.a. Amount by which demand deposits would be reduced if the reporting banks reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S.
DDADJINCR          ; RCONA181 ; 0                   ; 11.b. Amount by which demand deposits would be increased if the reporting banks reciprocal demand balances with foreign banks and foreign offices of other U.S. banks (other than insured branches in Puerto Rico and U.S.
DDADJCASH          ; RCONA182 ; 0                   ; 11.c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of the reporting banks net reciprocal demand balances with the domestic offices of U.S. banks
                   ;          ;                     ; 12. Amount of assets netted against deposit liabilities in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions on the balance sheet (Schedule RC) in accordance with generally accepted :
ASTDMDDEP          ; RCONA527 ; 0                   ; 12.a. Amount of assets netted against demand deposits
ASTTMEDEP          ; RCONA528 ; 0                   ; 12.b. Amount of assets netted against time and savings deposits
                   ;          ;                     ; Memoranda (to be completed each quarter except as noted)
                   ;          ;                     ; M.1. Total deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions
                   ;          ;                     ;       (sum of Memorandum items 1.a.(1), 1.b.(1), 1.c.(1), and 1.d.(1) must equal the sum of Schedule RC,
                   ;          ;                     ;       item 13.a, and Schedule RC-O, items 5.a and 5.b):
                   ;          ;                     ; M.1.a. Deposit accounts (excluding retirement accounts) of $100,000 or less***
CALLF049           ; RCONF049 ; 92000               ; M.1.a.(1) Amount of deposit accounts (excluding retirement accounts) of $100,000 or less
CALLF050           ; RCONF050 ; 6888                ; M.1.a.(2) Number of deposit accounts (excluding retirement accounts) of $100,000 or less (to be completed for the June report only)
                   ;          ;                     ; M.1.b. Deposit accounts (excluding retirement accounts) of more than $100,000***
CALLF051           ; RCONF051 ; 11089000            ; M.1.b.(1) Amount of deposit accounts (excluding retirement accounts) of more than $100,000
CALLF052           ; RCONF052 ; 2036                ; M.1.b.(2) Number of deposit accounts (excluding retirement accounts) of more than $100,000
                   ;          ;                     ; M.1.c. Retirement deposit accounts of $250,000 or less***
CALLF045           ; RCONF045 ; 0                   ; M.1.c.(1) Amount of retirement deposit accounts of $250,000 or less
CALLF046           ; RCONF046 ; 5                   ; M.1.c.(2) Number of retirement deposit accounts of $250,000 or less (to be completed for the June report only)
                   ;          ;                     ; M.1.d. Retirement deposit accounts of more than $250,000***
CALLF047           ; RCONF047 ; 0                   ; M.1.d.(1) Amount of retirement deposit accounts of more than $250,000
CALLF048           ; RCONF048 ; 0                   ; M.1.d.(2) Number of retirement deposit accounts of more than $250,000
                   ;          ;                     ; Memorandum item 2 is to be completed by banks with $1 billion or more in total assets****
UNINSURDEP         ; RCON5597 ; 10784000            ;  M.2. Estimated amount of uninsured deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions (see insturctions)
CONSUBCERT         ; RCONA545 ; 0                   ; 3. Has the reporting institution been consolidated with a parent bank or savings association in that parent banks or parent saving associations Call Report or Thrift Financial Report? If so, report the legal title...
                   ;          ;                     ; * For FDIC insurance and FICO assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.
                   ;          ;                     ; ** Exclude core deposit intangibles.
                   ;          ;                     ; *** The dollar amounts used as the basis for reporting in Memoranda items 1.a through 1.d reflect the deposit insurance limits in effect on the report date.
                   ;          ;                     ; **** The $1 billion asset size test is generally based on the total assets reported in the June 30, 2005, Report of Condition.
                   ;          ;                     ; Regulatory Capital
                   ;          ;                     ; Schedule RC R Tier 1 capital
REQCAPTL           ; RCFD3210 ; 8052000             ; 1. Total equity capital (from Schedule RC, item 28)
UNREALAFS          ; RCFD8434 ; -14000              ; 2. LESS: Net unrealized gains (losses) on available-for-sale securities* (if a gain, report as a positive value, if a loss, report as a negative value)
NLAFSEQSEC         ; RCFDA221 ; 0                   ; 3. LESS: Net unrealized loss on available-for-sale EQUITY securities* (report loss as a positive value)
ACCGLCFHEDG        ; RCFD4336 ; 0                   ; 4. LESS: Accumulated net gains (losses) on cash flow hedges* (if a gain, report as a positive value, if a loss, report as a negative value)
NONQPPSTK          ; RCFDB588 ; 0                   ; 5. LESS: Nonqualifying perpetual preferred stock
QMINTSUB           ; RCFDB589 ; 8000                ; 6. Qualifying minority interests in consolidated subsidiaries
DISSGWOTH          ; RCFDB590 ; 47000               ; 7. LESS: Disallowed goodwill and other disallowed intangible assets
TIER1SUBT          ; RCFDC227 ; 8027000             ; 8. Subtotal (sum of items 1 and 6, less items 2, 3, 4, 5, and 7)
DISSACCRL          ; RCFDB591 ; 0                   ; 9.a. LESS: Disallowed servicing assets and purchased credit card relationships
DEFTAXAST          ; RCFD5610 ; 205000              ; 9.b. LESS: Disallowed deferred tax assets
OTHT1CAP           ; RCFDB592 ; 0                   ; 10. Other additions to (deductions from) Tier 1 capital
TIER1CAP           ; RCFD8274 ; 7822000             ; 11. Tier 1 capital (sum of items 1, 6, and 10, less items 2, 3, 4, 5, 7, 8, and 9)
                   ;          ;                     ; Tier 2 capital
QSUBDEBT           ; RCFD5306 ; 0                   ; 12. Qualifying subordinated debt and redeemable preferred stock
CMLPPSTK           ; RCFDB593 ; 207000              ; 13. Cumulative perpetual preferred stock includible in Tier 2 capital
ALLOSSINCL         ; RCFD5310 ; 136000              ; 14. Allowance for loan and lease losses includible in Tier 2 capital
NGAFSEQSEC         ; RCFD2221 ; 9000                ; 15. Unrealized gains on available for sale equity securities includible in Tier 2 capital
OTHT2CAP           ; RCFDB594 ; 0                   ; 16. Other Tier 2 capital components
TOTT2CAP           ; RCFD5311 ; 352000              ; 17. Tier 2 capital (sum of items 12 through 16)
TIER2CAP           ; RCFD8275 ; 352000              ; 18. Allowable Tier 2 capital (lesser of item 11 or 17)
TIER3CAP           ; RCFD1395 ; 0                   ; 19. Tier 3 capital allocated for market risk
RBCDEDUCT          ; RCFDB595 ; 0                   ; 20. LESS: Deductions for total risk based capital
TOTQUALCAP         ; RCFD3792 ; 8174000             ; 21. Total risk based capital (sum of items 11, 18, and 19, less item 20)
                   ;          ;                     ; Total assets for leverage ratio
LVGAVGAST          ; RCFD3368 ; 34376000            ; 22. Average total assets (from Schedule RC K, item 9)
GWDISSINT          ; RCFDB590 ; 47000               ; 23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above)
SRVASDISS          ; RCFDB591 ; 0                   ; 24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 8 above)
DISSDEFTX          ; RCFD5610 ; 205000              ; 25. LESS: Disallowed deferred tax assets (from item 9 above)
LEVCAPDED          ; RCFDB596 ; 0                   ; 26. LESS: Other deductions from assets for leverage capital purposes
AVGTOTASET         ; RCFDA224 ; 34124000            ; 27. Average total assets for leverage capital purposes (item 22 less items 23 through 26)
                   ;          ;                     ; Adjustments for financial subsidiaries
TIER1ADJS          ; RCFDC228 ; 0                   ; 28.a. Adjustment to Tier 1 capital reported in item 11
RBCFSADJ           ; RCFDB503 ; 0                   ; 28.b. Adjustment to total risk based capital reported in item 21
RWAFSADJ           ; RCFDB504 ; 0                   ; 29. Adjustment to risk weighted assets reported in item 62
AVGAFSADJ          ; RCFDB505 ; 0                   ; 30. Adjustment to average total assets reported in item 27
                   ;          ;                     ; Capital ratios
                   ;          ;                     ; (Column B is to be completed by all banks. Column A is to be completed by banks with financial subsidiaries.)
FST1LEVR           ; RCFD7273 ; 0                   ; 31. Tier 1 leverage ratio** ((Column A) Percentage)
T1CAPFDI           ; RCFD7204 ; 22.92               ; 31. Tier 1 leverage ratio** ((Column B) Percentage)
FST1RBCR           ; RCFD7274 ; 0                   ; 32. Tier 1 risk based capital ratio*** ((Column A) Percentage)
T1RBRWFDI          ; RCFD7206 ; 44.09               ; 32. Tier 1 risk based capital ratio*** ((Column B) Percentage)
FSTOTRBCR          ; RCFD7275 ; 0                   ; 33. Total risk based capital ratio**** ((Column A) Percentage)
TOTRBRWFDI         ; RCFD7205 ; 46.07               ; 33. Total risk based capital ratio**** ((Column B) Percentage)
                   ;          ;                     ; Banks are not required to risk weight each on balance sheet asset and the credit equivalent amount of each off balance sheet item that qualifies for a risk weight of less than 100 percent (50 percent for derivatives) at
                   ;          ;                     ; Balance Sheet Asset Categories
RTOTCASH           ; RCFD0010 ; 2658000             ; 34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b) ((Column A) Totals (from Schedule RC))
CALLC869           ; RCFDC869 ; 0                   ; 34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b) ((Column B) Items Not Subject to Risk Weighting)
IBAL0P             ; RCFDB600 ; 118000              ; 34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b) ((Column C) Allocation by Risk Weight Category (0%))
IBAL20P            ; RCFDB601 ; 2540000             ; 34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b) ((Column D) Allocation by Risk Weight Category (20%))
IBAL100P           ; RCFDB602 ; 0                   ; 34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b) ((Column F) Allocation by Risk Weight Category (100%))
RHTMSEC            ; RCFD1754 ; 0                   ; 35. Held to maturity securities ((Column A) Totals (from Schedule RC))
SECHTMNRW          ; RCFDB603 ; 0                   ; 35. Held to maturity securities ((Column B) Items Not Subject to Risk Weighting)
SECHTM0P           ; RCFDB604 ; 0                   ; 35. Held to maturity securities ((Column C) Allocation by Risk Weight Category (0%))
SECHTM20P          ; RCFDB605 ; 0                   ; 35. Held to maturity securities ((Column D) Allocation by Risk Weight Category (20%))
SECHTM50P          ; RCFDB606 ; 0                   ; 35. Held to maturity securities ((Column E) Allocation by Risk Weight Category (50%))
SECHTM100P         ; RCFDB607 ; 0                   ; 35. Held to maturity securities ((Column F) Allocation by Risk Weight Category (100%))
RAFSSEC            ; RCFD1773 ; 1552000             ; 36. Available for sale securities ((Column A) Totals (from Schedule RC))
SECAFSNRW          ; RCFDB608 ; -32000              ; 36. Available for sale securities ((Column B) Items Not Subject to Risk Weighting)
SECAFS0P           ; RCFDB609 ; 1481000             ; 36. Available for sale securities ((Column C) Allocation by Risk Weight Category (0%))
SECAFS20P          ; RCFDB610 ; 0                   ; 36. Available for sale securities ((Column D) Allocation by Risk Weight Category (20%))
SECAFS50P          ; RCFDB611 ; 0                   ; 36. Available for sale securities ((Column E) Allocation by Risk Weight Category (50%))
SECAFS100P         ; RCFDB612 ; 103000              ; 36. Available for sale securities ((Column F) Allocation by Risk Weight Category (100%))
RFFSRESL           ; RCFDC225 ; 502000              ; 37. Federal funds sold and securities purchased under agreements to resell ((Column A) Totals (from Schedule RC))
FSSPRE0P           ; RCFDC063 ; 236000              ; 37. Federal funds sold and securities purchased under agreements to resell ((Column C) Allocation by Risk Weight Category (0%))
FSSPRE20P          ; RCFDC064 ; 265000              ; 37. Federal funds sold and securities purchased under agreements to resell ((Column D) Allocation by Risk Weight Category (20%))
FSSPRE100P         ; RCFDB520 ; 1000                ; 37. Federal funds sold and securities purchased under agreements to resell ((Column F) Allocation by Risk Weight Category (100%))
RLNSLSALE          ; RCFD5369 ; 632000              ; 38. Loans and leases held for sale ((Column A) Totals (from Schedule RC))
LLHFSNRW           ; RCFDB617 ; 0                   ; 38. Loans and leases held for sale ((Column B) Items Not Subject to Risk Weighting)
LLHFS0P            ; RCFDB618 ; 0                   ; 38. Loans and leases held for sale ((Column C) Allocation by Risk Weight Category (0%))
LLHFS20P           ; RCFDB619 ; 0                   ; 38. Loans and leases held for sale ((Column D) Allocation by Risk Weight Category (20%))
LLHFS50P           ; RCFDB620 ; 0                   ; 38. Loans and leases held for sale ((Column E) Allocation by Risk Weight Category (50%))
LLHFS100P          ; RCFDB621 ; 632000              ; 38. Loans and leases held for sale ((Column F) Allocation by Risk Weight Category (100%))
RNETLNSLS          ; RCFDB528 ; 7060000             ; 39. Loans and leases, net of unearned income***** ((Column A) Totals (from Schedule RC))
TLLNETNRW          ; RCFDB622 ; 0                   ; 39. Loans and leases, net of unearned income***** ((Column B) Items Not Subject to Risk Weighting)
TLLNET0P           ; RCFDB623 ; 249000              ; 39. Loans and leases, net of unearned income***** ((Column C) Allocation by Risk Weight Category (0%))
TLLNET20P          ; RCFDB624 ; 1171000             ; 39. Loans and leases, net of unearned income***** ((Column D) Allocation by Risk Weight Category (20%))
TLLNET50P          ; RCFDB625 ; 144000              ; 39. Loans and leases, net of unearned income***** ((Column E) Allocation by Risk Weight Category (50%))
TLLNET100P         ; RCFDB626 ; 5496000             ; 39. Loans and leases, net of unearned income***** ((Column F) Allocation by Risk Weight Category (100%))
RLNLSALOW          ; RCFD3123 ; 100000              ; 40. LESS: Allowance for loan and lease losses ((Column A) Totals (from Schedule RC))
ALOWNRWT           ; RCFD3123 ; 100000              ; 40. LESS: Allowance for loan and lease losses ((Column B) Items Not Subject to Risk Weighting)
RTRADEAST          ; RCFD3545 ; 18661000            ; 41. Trading assets ((Column A) Totals (from Schedule RC))
TRADEANRW          ; RCFDB627 ; 18661000            ; 41. Trading assets ((Column B) Items Not Subject to Risk Weighting)
TRADEA0P           ; RCFDB628 ; 0                   ; 41. Trading assets ((Column C) Allocation by Risk Weight Category (0%))
TRADEA20P          ; RCFDB629 ; 0                   ; 41. Trading assets ((Column D) Allocation by Risk Weight Category (20%))
TRADEA50P          ; RCFDB630 ; 0                   ; 41. Trading assets ((Column E) Allocation by Risk Weight Category (50%))
TRADEA100P         ; RCFDB631 ; 0                   ; 41. Trading assets ((Column F) Allocation by Risk Weight Category (100%))
RALLOTAST          ; RCFDB639 ; 5584000             ; 42. All other assets***** ((Column A) Totals (from Schedule RC))
OASSTNRW           ; RCFDB640 ; 252000              ; 42. All other assets***** ((Column B) Items Not Subject to Risk Weighting)
OASST0P            ; RCFDB641 ; 126000              ; 42. All other assets***** ((Column C) Allocation by Risk Weight Category (0%))
OASST20P           ; RCFDB642 ; 0                   ; 42. All other assets***** ((Column D) Allocation by Risk Weight Category (20%))
OASST50P           ; RCFDB643 ; 0                   ; 42. All other assets***** ((Column E) Allocation by Risk Weight Category (50%))
OASST100P          ; RCFD5339 ; 5206000             ; 42. All other assets***** ((Column F) Allocation by Risk Weight Category (100%))
RTOTAST            ; RCFD2170 ; 36549000            ; 43. Total assets (sum of items 34 through 42) ((Column A) Totals (from Schedule RC))
TASSTNRW           ; RCFDB644 ; 18781000            ; 43. Total assets (sum of items 34 through 42) ((Column B) Items Not Subject to Risk Weighting)
TASST0P            ; RCFD5320 ; 2210000             ; 43. Total assets (sum of items 34 through 42) ((Column C) Allocation by Risk Weight Category (0%))
TASST20P           ; RCFD5327 ; 3976000             ; 43. Total assets (sum of items 34 through 42) ((Column D) Allocation by Risk Weight Category (20%))
TASST50P           ; RCFD5334 ; 144000              ; 43. Total assets (sum of items 34 through 42) ((Column E) Allocation by Risk Weight Category (50%))
TASST100P          ; RCFD5340 ; 11438000            ; 43. Total assets (sum of items 34 through 42) ((Column F) Allocation by Risk Weight Category (100%))
                   ;          ;                     ; Derivatives and Off Balance Sheet Items
RFINSTL            ; RCFDB546 ; 1861000             ; 44. Financial standby letters of credit ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 44. Financial standby letters of credit (Credit Conversion Factor) 1.00 or 12.5*******
FNLCREQIV          ; RCFDB547 ; 1861000             ; 44. Financial standby letters of credit ((Column B) Credit Equivalent Amount******)
FNLCR0P            ; RCFDB548 ; 0                   ; 44. Financial standby letters of credit ((Column C) Allocation by Risk Weight Category (0%))
FNLCR20P           ; RCFDB581 ; 541000              ; 44. Financial standby letters of credit ((Column D) Allocation by Risk Weight Category (20%))
FNLCR50P           ; RCFDB582 ; 0                   ; 44. Financial standby letters of credit ((Column E) Allocation by Risk Weight Category (50%))
FNLCR100P          ; RCFDB583 ; 1320000             ; 44. Financial standby letters of credit ((Column F) Allocation by Risk Weight Category (100%))
RPERFSTBY          ; RCFD3821 ; 48000               ; 45. Performance standby letters of credit ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 45. Performance standby letters of credit (Credit Conversion Factor)
PSTBYCREQ          ; RCFDB650 ; 24000               ; 45. Performance standby letters of credit ((Column B) Credit Equivalent Amount******)
PSTBY0P            ; RCFDB651 ; 0                   ; 45. Performance standby letters of credit ((Column C) Allocation by Risk Weight Category (0%))
PSTBY20P           ; RCFDB652 ; 0                   ; 45. Performance standby letters of credit ((Column D) Allocation by Risk Weight Category (20%))
PSTBY50P           ; RCFDB653 ; 0                   ; 45. Performance standby letters of credit ((Column E) Allocation by Risk Weight Category (50%))
PSTBY100P          ; RCFDB654 ; 24000               ; 45. Performance standby letters of credit ((Column F) Allocation by Risk Weight Category (100%))
RCMLTCRD           ; RCFD3411 ; 11000               ; 46. Commercial and similar letters of credit ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 46. Commercial and similar letters of credit (Credit Conversion Factor)
LTCRCREQ           ; RCFDB655 ; 2200                ; 46. Commercial and similar letters of credit ((Column B) Credit Equivalent Amount******)
LTCR0P             ; RCFDB656 ; 0                   ; 46. Commercial and similar letters of credit ((Column C) Allocation by Risk Weight Category (0%))
LTCR20P            ; RCFDB657 ; 0                   ; 46. Commercial and similar letters of credit ((Column D) Allocation by Risk Weight Category (20%))
LTCR50P            ; RCFDB658 ; 0                   ; 46. Commercial and similar letters of credit ((Column E) Allocation by Risk Weight Category (50%))
LTCR100P           ; RCFDB659 ; 2200                ; 46. Commercial and similar letters of credit ((Column F) Allocation by Risk Weight Category (100%))
PARTACQUIR         ; RCFD3429 ; 0                   ; 47. Risk participations in bankers acceptances acquired by the reporting institution ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 47. Risk participations in bankers acceptances acquired by the reporting institution (Credit Conversion Factor)1.00
PTACQCREQ          ; RCFDB660 ; 0                   ; 47. Risk participations in bankers acceptances acquired by the reporting institution ((Column B) Credit Equivalent Amount******)
PTACQ0P            ; RCFDB661 ; 0                   ; 47. Risk participations in bankers acceptances acquired by the reporting institution ((Column C) Allocation by Risk Weight Category (0%))
PTACQ20P           ; RCFDB662 ; 0                   ; 47. Risk participations in bankers acceptances acquired by the reporting institution ((Column D) Allocation by Risk Weight Category (20%))
PTACQ100P          ; RCFDB663 ; 0                   ; 47. Risk participations in bankers acceptances acquired by the reporting institution ((Column F) Allocation by Risk Weight Category (100%))
RSECLENT           ; RCFD3433 ; 0                   ; 48. Securities lent ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 48. Securities lent (Credit Conversion Factor)1.00
SECLCREQ           ; RCFDB664 ; 0                   ; 48. Securities lent ((Column B) Credit Equivalent Amount******)
SECL0P             ; RCFDB665 ; 0                   ; 48. Securities lent ((Column C) Allocation by Risk Weight Category (0%))
SECL20P            ; RCFDB666 ; 0                   ; 48. Securities lent ((Column D) Allocation by Risk Weight Category (20%))
SECL50P            ; RCFDB667 ; 0                   ; 48. Securities lent ((Column E) Allocation by Risk Weight Category (50%))
SECL100P           ; RCFDB668 ; 0                   ; 48. Securities lent ((Column F) Allocation by Risk Weight Category (100%))
SMLBREC            ; RCFDA250 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 49. Retained recourse on small business obligations sold with recourse (Credit Conversion Factor)1.00
SMBRECCREQ         ; RCFDB669 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column B) Credit Equivalent Amount******)
SMBREC0P           ; RCFDB670 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column C) Allocation by Risk Weight Category (0%))
SMBREC20P          ; RCFDB671 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column D) Allocation by Risk Weight Category (20%))
SMBREC50P          ; RCFDB672 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column E) Allocation by Risk Weight Category (50%))
SMBREC100P         ; RCFDB673 ; 0                   ; 49. Retained recourse on small business obligations sold with recourse ((Column F) Allocation by Risk Weight Category (100%))
FACEDCS            ; RCFDB541 ; 2000                ; 50.Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-dollar capital requirement((Column A) Face Value or Notional Amount)
CREQDCS            ; RCFDB542 ; 23000               ; 50.Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-dollar capital requirement (Column B) Credit Equivalent Amount******
RSKWDCS            ; RCFDB543 ; 23000               ; 50.Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-dollar capital requirement(Column F) Allocation by Risk Weight Category (
OTHSWR             ; RCFDB675 ; 0                   ; 51. All other financial assets sold with recourse ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 51. All other financial assets sold with recourse (Credit Conversion Factor)1.00
OTHSWRCREQ         ; RCFDB676 ; 0                   ; 51. All other financial assets sold with recourse (Column B) Credit Equivalent Amount*******
OTHSWR0P           ; RCFDB677 ; 0                   ; 51. All other financial assets sold with recourse ((Column C) Allocation by Risk Weight Category (0%))
OTHSWR20P          ; RCFDB678 ; 0                   ; 51. All other financial assets sold with recourse ((Column D) Allocation by Risk Weight Category (20%))
OTHSWR50P          ; RCFDB679 ; 0                   ; 51. All other financial assets sold with recourse ((Column E) Allocation by Risk Weight Category (50%))
OTHSWR100P         ; RCFDB680 ; 0                   ; 51. All other financial assets sold with recourse ((Column F) Allocation by Risk Weight Category (100%))
OTHOFBL            ; RCFDB681 ; 0                   ; 52. All other off balance sheet liabilities ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 52. All other off balance sheet liabilities (Credit Conversion Factor)1.00
OFBALCREQ          ; RCFDB682 ; 0                   ; 52. All other off balance sheet liabilities (Column B) Credit Equivalent Amount*******
OFBAL0P            ; RCFDB683 ; 0                   ; 52. All other off balance sheet liabilities ((Column C) Allocation by Risk Weight Category (0%))
OFBAL20P           ; RCFDB684 ; 0                   ; 52. All other off balance sheet liabilities ((Column D) Allocation by Risk Weight Category (20%))
OFBAL50P           ; RCFDB685 ; 0                   ; 52. All other off balance sheet liabilities ((Column E) Allocation by Risk Weight Category (50%))
OFBALL100P         ; RCFDB686 ; 0                   ; 52. All other off balance sheet liabilities ((Column F) Allocation by Risk Weight Category (100%))
UNCMTOV1YR         ; RCFD3833 ; 5950000             ; 53. Unused commitments with an original maturity exceeding one year ((Column A) Face Value or Notional Amount)
                   ;          ;                     ; 53. Unused commitments with an original maturity exceeding one year (Credit Conversion Factor).5
OV1UCCREQ          ; RCFDB687 ; 2975000             ; 53. Unused commitments with an original maturity exceeding one year (Column B) Credit Equivalent Amount*******
OV1UC0P            ; RCFDB688 ; 0                   ; 53. Unused commitments with an original maturity exceeding one year ((Column C) Allocation by Risk Weight Category (0%))
OV1UC20P           ; RCFDB689 ; 0                   ; 53. Unused commitments with an original maturity exceeding one year ((Column D) Allocation by Risk Weight Category (20%))
OV1UC50P           ; RCFDB690 ; 0                   ; 53. Unused commitments with an original maturity exceeding one year ((Column E) Allocation by Risk Weight Category (50%))
OV1UC100P          ; RCFDB691 ; 2975000             ; 53. Unused commitments with an original maturity exceeding one year ((Column F) Allocation by Risk Weight Category (100%))
DRVCTCREQ          ; RCFDA167 ; 1415000             ; 54. Derivative contracts (Column B) Credit Equivalent Amount*******
DRVCT0P            ; RCFDB693 ; 0                   ; 54. Derivative contracts ((Column C) Allocation by Risk Weight Category (0%))
DRVCT20P           ; RCFDB694 ; 1108000             ; 54. Derivative contracts ((Column D) Allocation by Risk Weight Category (20%))
DRVCT50P           ; RCFDB695 ; 307000              ; 54. Derivative contracts ((Column E) Allocation by Risk Weight Category (50%))
                   ;          ;                     ; Total assets for leverage ratio
TADOFF0P           ; RCFDB696 ; 2210000             ; 55. Total assets, derivatives, and off balance sheet items by risk weight category (for each column, sum of items 43 through 54) ((Column C) (0%))
TADOFF20P          ; RCFDB697 ; 5625000             ; 55. Total assets, derivatives, and off balance sheet items by risk weight category (for each column, sum of items 43 through 54) ((Column D) (20%))
TADOFF50P          ; RCFDB698 ; 451000              ; 55. Total assets, derivatives, and off balance sheet items by risk weight category (for each column, sum of items 43 through 54) ((Column E) (50%))
TADOFF100P         ; RCFDB699 ; 15782200            ; 55. Total assets, derivatives, and off balance sheet items by risk weight category (for each column, sum of items 43 through 54) ((Column F) (100%))
                   ;          ;                     ; 56. Risk weight factor ((Column C) Allocation by Risk Weight Category (0%))
                   ;          ;                     ; 56. Risk weight factor ((Column D) Allocation by Risk Weight Category (20%))
                   ;          ;                     ; 56. Risk weight factor ((Column E) Allocation by Risk Weight Category (50%))
                   ;          ;                     ; 56. Risk weight factor ((Column F) Allocation by Risk Weight Category (100%))
TRWA0P             ; RCFDB700 ; 0                   ; 57. Risk weighted assets by risk weight category (for each column, item 55 multiplied by item 56) ((Column C) Allocation by Risk Weight Category (0%))
                   ;          ;                     ; 57. Risk weighted assets by risk weight category (for each column, item 55 multiplied by item 56) ((Column C) Allocation by Risk Weight Category (0%))
TRWA20P            ; RCFDB701 ; 1125000             ; 57. Risk weighted assets by risk weight category (for each column, item 55 multiplied by item 56) ((Column D) Allocation by Risk Weight Category (20%))
TRWA50P            ; RCFDB702 ; 225500              ; 57. Risk weighted assets by risk weight category (for each column, item 55 multiplied by item 56) ((Column E) Allocation by Risk Weight Category (50%))
TRWA100P           ; RCFDB703 ; 15782200            ; 57. Risk weighted assets by risk weight category (for each column, item 55 multiplied by item 56) ((Column F) Allocation by Risk Weight Category (100%))
MKTRSKASET         ; RCFD1651 ; 609000              ; 58. Market risk equivalent assets ((Column F) Allocation by Risk Weight Category (100%))
RWABD100P          ; RCFDB704 ; 17741700            ; 59. Risk weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer ((Column F) Allocation by Risk Weight Category)
ALWLNLSLOS         ; RCFDA222 ; 0                   ; 60. LESS: Excess allowance for loan and lease losses ((Column F) Allocation by Risk Weight Category (100%))
RESTRNRISK         ; RCFD3128 ; 0                   ; 61. LESS: Allocated transfer risk reserve ((Column F) Allocation by Risk Weight Category (100%))
RSKWGTASET         ; RCFDA223 ; 17741700            ; 62. Total risk weighted assets (item 59 minus items 60 and 61) ((Column F) Allocation by Risk Weight Category (100%))
                   ;          ;                     ; Memoranda
NETCREXPO          ; RCFD8764 ; 169000              ; 1. Current credit exposure across all derivative contracts covered by the risk based capital standards
                   ;          ;                     ; 2. Notional principal amounts of derivative contracts: *********
INTRTE1LES         ; RCFD3809 ; 11883000            ; 2.a. Interest rate contracts ((With a remaining maturity of) ((Column A) One year or less))
INTRTE1_5          ; RCFD8766 ; 2852000             ; 2.a. Interest rate contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
INTRTEOV5          ; RCFD8767 ; 3688000             ; 2.a. Interest rate contracts ((With a remaining maturity of) ((Column C) Over five years))
FGNEX1LES          ; RCFD3812 ; 9707000             ; 2.b. Foreign exchange contracts ((With a remaining maturity of) ((Column A) One year or less))
FGNEX1_5           ; RCFD8769 ; 587000              ; 2.b. Foreign exchange contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
FGNEXOV5           ; RCFD8770 ; 416000              ; 2.b. Foreign exchange contracts ((With a remaining maturity of) ((Column C) Over five years))
GLDCNT1YOL         ; RCFD8771 ; 0                   ; 2.c. Gold contracts ((With a remaining maturity of) ((Column A) One year or less))
GLDCNT1_5          ; RCFD8772 ; 0                   ; 2.c. Gold contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
GLDCNTOV5          ; RCFD8773 ; 0                   ; 2.c. Gold contracts ((With a remaining maturity of) ((Column C) Over five years))
OTHMET1YOL         ; RCFD8774 ; 0                   ; 2.d. Other precious metals contracts ((With a remaining maturity of) ((Column A) One year or less))
OTHMET1_5          ; RCFD8775 ; 0                   ; 2.d. Other precious metals contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
OTHMETOV5          ; RCFD8776 ; 0                   ; 2.d. Other precious metals contracts ((With a remaining maturity of) ((Column C) Over five years))
CMDTYCNT1YOL       ; RCFD8777 ; 3095000             ; 2.e. Other commodity contracts ((With a remaining maturity of) ((Column A) One year or less))
CMDTYCNT1_5        ; RCFD8778 ; 3722000             ; 2.e. Other commodity contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
CMDTYCNTOV5        ; RCFD8779 ; 483000              ; 2.e. Other commodity contracts ((With a remaining maturity of) ((Column C) Over five years))
EQCNT1YOL          ; RCFDA000 ; 9344000             ; 2.f. Equity derivative contracts ((With a remaining maturity of) ((Column A) One year or less))
EQCNT1_5           ; RCFDA001 ; 331000              ; 2.f. Equity derivative contracts ((With a remaining maturity of) ((Column B) Over one year through five years))
EQCNTOV5           ; RCFDA002 ; 0                   ; 2.f. Equity derivative contracts ((With a remaining maturity of) ((Column C) Over five years))
                   ;          ;                     ; 2.g. Notional Principal amounts of derivative contracts:
CALLC980           ; RCFDC980 ; 925000              ; 2.g.(1) Investment grade ((With a remaining maturity of (Column A) One year or less)
CALLC981           ; RCFDC981 ; 286000              ; 2.g.(1) Investment grade ((With a remaining maturity of (Column B) Over one year through five years)
CALLC982           ; RCFDC982 ; 3549000             ; 2.g.(1) Investment grade ((With a remaining maturity of (Column C) Over five years)
CALLC983           ; RCFDC983 ; 267000              ; 2.g.(2) Subinvestment grade ((With a remaining maturity of (Column A) One year or less)
CALLC984           ; RCFDC984 ; 620000              ; 2.g.(2) Subinvestment grade ((With a remaining maturity of (Column B) Over one year through five years)
CALLC985           ; RCFDC985 ; 0                   ; 2.g.(2) Subinvestment grade ((With a remaining maturity of (Column C) Over five years)
                   ;          ;                     ; * Report amount included in Schedule RC, item 26.b, "Accumulated other comprehensive income."
                   ;          ;                     ; ** The ratio for column B is item 11 divided by item 27. The ratio for column A is item 11 minus item 28.a divided by (item 27 minus item 30).
                   ;          ;                     ; *** The ratio for column B is item 11 divided by item 62. The ratio for column A is item 11 minus item 28.a divided by (item 62 minus item 29).
                   ;          ;                     ; **** The ratio for column B is item 21 divided by item 62. The ratio for column A is item 21 minus item 28.b divided by (item 62 minus item 29).
                   ;          ;                     ; ***** Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers liability on acceptances outstanding, intangible assets, and other assets.
                   ;          ;                     ; ****** Column A multiplied by credit conversion factor.
                   ;          ;                     ; ******* For financial standby letter of credit to which the low-level exposure rule applies, use a credit conversion factor of 12.5 or an institution-specific factor. For other financial standby letters of credit, use a credit conversion factor of 1.
                   ;          ;                     ; ******** Or institution specific factor.
                   ;          ;                     ; ********* Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.
                   ;          ;                     ; Schedule RC S Securitization and Asset Sale Activities
                   ;          ;                     ; All of Schedule RC S is to be completed beginning June 30, 2004.
                   ;          ;                     ; banks ecuritization Activities
BASWRF1_4          ; RCFDB705 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column A) 1-4 Family Residential Loans)
BASWRHEL           ; RCFDB706 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column B) Home Equity Lines)
BASWRCCR           ; RCFDB707 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column C) Credit Card Receivables)
BASWRAUTOL         ; RCFDB708 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column D) Auto Loans)
BASWROTHCL         ; RCFDB709 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column E) Other Consumer Loans)
BASWRCIL           ; RCFDB710 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column F) Commercial and Industrial Loans)
BASWROTHLL         ; RCFDB711 ; 0                   ; 1. Outstanding principal balance of assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; 2. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to structures reported in item 1 in the form of:
RIOSXF1_4          ; RCFDB712 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column A) 1 to 4 Family Residential Loans)
RIOSXHEL           ; RCFDB713 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column B) Home Equity Loans)
RIOSXCCR           ; RCFDB714 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column C) Credit Card Receivables)
RIOSXAUTOL         ; RCFDB715 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column D) Auto Loans)
RIOSXOTHCL         ; RCFDB716 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column E) Other Consumer Loans)
RIOSXCIL           ; RCFDB717 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column F) Commercial and Industrial Loans)
RIOSXOTHLL         ; RCFDB718 ; 0                   ; 2.a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ((Column G) All Other Loans and All Leases)
SSRIF1_4           ; RCFDC393 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column A)1 to 4 Family Residential Loans)
SSRIHEL            ; RCFDC394 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column B) Home Equity Lines)
SSRICCR            ; RCFDC395 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column C) Credit Card Receivables)
SSRIAUTOL          ; RCFDC396 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column D) Auto Loans)
SSRIOTHCL          ; RCFDC397 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column E) Other Consumer Loans)
SSRICIL            ; RCFDC398 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column F) Commercial and Industrial Loans)
SSRIOTHLL          ; RCFDC399 ; 0                   ; 2.b. Subordinated securities, and other residual interests ((Column G) All Other Loans and All Leases)
SLCOF1_4           ; RCFDC400 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column A)1 to 4 Family Residential Loans)
SLCOHEL            ; RCFDC401 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column B) Home Equity Lines)
SLCOCCR            ; RCFDC402 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column C) Credit Card Receivables)
SLCOAUTOL          ; RCFDC403 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column D) Auto Loans)
SLCOOTHCL          ; RCFDC404 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column E) Other Consumer Loans)
SLCOCIL            ; RCFDC405 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column F) Commercial and Industrial Loans)
SLCOOTHLL          ; RCFDC406 ; 0                   ; 2.c. Standby letters of credit and other enhancements ((Column G) All Other Loans and All Leases)
UCASWRF1_4         ; RCFDB726 ; 0                   ; 3. Reporting bank unused commitments to provide liquidity to structures reported in item 1((Column A)1 to 4 Family Residential Loans)
UCASWRHEL          ; RCFDB727 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item ((Column B) Home Equity Lines)
UCASWRCCR          ; RCFDB728 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item 1 ((Column C) Credit Card Receivables)
UCASWRAUTOL        ; RCFDB729 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item 1 ((Column D) Auto Loans)
UCASWROTHCL        ; RCFDB730 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item 1 ((Column E) Other Consumer Loans)
UCASWRCIL          ; RCFDB731 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item 1 ((Column F) Commercial and Industrial Loans)
UCASWROTHLL        ; RCFDB732 ; 0                   ; 3. Reporting banks unused commitments to provide liquidity to structures reported in item 1 ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; 4. Past due loan amounts included in item 1:
PD30_89F1_4        ; RCFDB733 ; 0                   ; 4.a. 30 to 89 days past due ((Column A)1 to 4 Family Residential Loans)
PD30_89HEL         ; RCFDB734 ; 0                   ; 4.a. 30 to 89 days past due ((Column B) Home Equity Lines)
PD30_89CCR         ; RCFDB735 ; 0                   ; 4.a. 30 to 89 days past due ((Column C) Credit Card Receivables)
PD30_89AUTOL       ; RCFDB736 ; 0                   ; 4.a. 30 to 89 days past due ((Column D) Auto Loans)
PD30_89OTHCL       ; RCFDB737 ; 0                   ; 4.a. 30 to 89 days past due ((Column E) Other Consumer Loans)
PD30_89CIL         ; RCFDB738 ; 0                   ; 4.a. 30 to 89 days past due ((Column F) Commercial and Industrial Loans)
PD30_89OLL         ; RCFDB739 ; 0                   ; 4.a. 30 to 89 days past due ((Column G) All Other Loans and All Leases)
PD90MF1_4          ; RCFDB740 ; 0                   ; 4.b. 90 days or more past due ((Column A)1 to 4 Family Residential Loans)
PD90MHEL           ; RCFDB741 ; 0                   ; 4.b. 90 days or more past due ((Column B) Home Equity Lines)
PD90MCCR           ; RCFDB742 ; 0                   ; 4.b. 90 days or more past due ((Column C) Credit Card Receivables)
PD90MAUTOL         ; RCFDB743 ; 0                   ; 4.b. 90 days or more past due ((Column D) Auto Loans)
PD90MOTHCL         ; RCFDB744 ; 0                   ; 4.b. 90 days or more past due ((Column E) Other Consumer Loans)
PD90MCIL           ; RCFDB745 ; 0                   ; 4.b. 90 days or more past due ((Column F) Commercial and Industrial Loans)
PD90MOLL           ; RCFDB746 ; 0                   ; 4.b. 90 days or more past due ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; 5. Charge offs and recoveries on assets sold and securitized with servicing retained or with recourse or other seller provided credit enhancements (calendar year to date):
COFSASF1_4         ; RIADB747 ; 0                   ; 5.a. Charge offs ((Column A)1 to 4 Family Residential Loans)
COFSASHEL          ; RIADB748 ; 0                   ; 5.a. Charge offs ((Column B) Home Equity Lines)
COFSASCCR          ; RIADB749 ; 0                   ; 5.a. Charge offs ((Column C) Credit Card Receivables)
COFSASAUTOL        ; RIADB750 ; 0                   ; 5.a. Charge offs ((Column D) Auto Loans)
COFSASOTHCL        ; RIADB751 ; 0                   ; 5.a. Charge offs ((Column E) Other Consumer Loans)
COFSASCIL          ; RIADB752 ; 0                   ; 5.a. Charge offs ((Column F) Commercial and Industrial Loans)
COFSASOLL          ; RIADB753 ; 0                   ; 5.a. Charge offs ((Column G) All Other Loans and All Leases)
RECVASF1_4         ; RIADB754 ; 0                   ; 5.b. Recoveries ((Column A)1 to 4 Family Residential Loans)
RECVASHEL          ; RIADB755 ; 0                   ; 5.b. Recoveries ((Column B) Home Equity Lines)
RECVASCCR          ; RIADB756 ; 0                   ; 5.b. Recoveries ((Column C) Credit Card Receivables)
RECVASAUTOL        ; RIADB757 ; 0                   ; 5.b. Recoveries ((Column D) Auto Loans)
RECVASOTHCL        ; RIADB758 ; 0                   ; 5.b. Recoveries ((Column E) Other Consumer Loans)
RECVASCIL          ; RIADB759 ; 0                   ; 5.b. Recoveries ((Column F) Commercial and Industrial Loans)
RECVASOLL          ; RIADB760 ; 0                   ; 5.b. Recoveries ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; 6. Amount of ownership (or sellers) interests carried as:
OISECHEL           ; RCFDB761 ; 0                   ; 6.a. Securities (included in Schedule RC-B or in Schedule RC, item 5) ((Column B) Home Equity Lines)
OISECCCR           ; RCFDB762 ; 0                   ; 6.a. SECURITIES (INCLUDED IN SCHEDULE RC B OR IN SCHEDULE RC, ITEM 5) ((Column C) Credit Card Receivables)
OISECCIL           ; RCFDB763 ; 0                   ; 6.a. SECURITIES (INCLUDED IN SCHEDULE RC B OR IN SCHEDULE RC, ITEM 5) ((Column F) Commercial and Industrial Loans)
OILNHEL            ; RCFDB500 ; 0                   ; 6.b. Loans (included in Schedule RC C) ((Column B) Home Equity Lines)
OILNCCR            ; RCFDB501 ; 0                   ; 6.b. Loans (included in Schedule RC C) ((Column C) Credit Card Receivables)
OILNCIL            ; RCFDB502 ; 0                   ; 6.b. Loans (included in Schedule RC C) ((Column F) Commercial and Industrial Loans)
                   ;          ;                     ; 7. Past due loan amounts included in interests reported in item 6.a:
SHELPD30_89        ; RCFDB764 ; 0                   ; 7.a. 30 to 89 days past due ((Column B) Home Equity Lines)
SCCRPD30_89        ; RCFDB765 ; 0                   ; 7.a. 30 to 89 days past due ((Column C) Credit Card Receivables)
SCILPD30_89        ; RCFDB766 ; 0                   ; 7.a. 30 to 89 days past due ((Column F) Commercial and Industrial Loans)
SHELPD90M          ; RCFDB767 ; 0                   ; 7.b. 90 days or more past due ((Column B) Home Equity Lines)
SCCRPD90M          ; RCFDB768 ; 0                   ; 7.b. 90 days or more past due ((Column C) Credit Card Receivables)
SCILPD90M          ; RCFDB769 ; 0                   ; 7.b. 90 days or more past due ((Column F) Commercial and Industrial Loans)
                   ;          ;                     ; 8. Charge offs and recoveries on loan amounts included in interests reported in item 6. a (calendar year to date):
SHELCOFS           ; RIADB770 ; 0                   ; 8.a. Charge offs ((Column B) Home Equity Lines)
SCCRCOFS           ; RIADB771 ; 0                   ; 8.a. Charge offs ((Column C) Credit Card Receivables)
SCILCOFS           ; RIADB772 ; 0                   ; 8.a. Charge offs ((Column F) Commercial and Industrial Loans)
SHELRECV           ; RIADB773 ; 0                   ; 8.b. Recoveries ((Column B) Home Equity Lines)
SCCRRECV           ; RIADB774 ; 0                   ; 8.b. Recoveries ((Column C) Credit Card Receivables)
SCILRECV           ; RIADB775 ; 0                   ; 8.b. Recoveries ((Column F) Commercial and Industrial Loans)
                   ;          ;                     ; For Securitization Facilities Sponsored By or Otherwise Established By Other Institutions
CRXOBF1_4          ; RCFDB776 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBHEL           ; RCFDB777 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBCCR           ; RCFDB778 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBAUTOL         ; RCFDB779 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBOTHCL         ; RCFDB780 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBCIL           ; RCFDB781 ; 2000                ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
CRXOBOLL           ; RCFDB782 ; 0                   ; 9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions securitization structures in the form of standby letters of credit,purchased subordinated securities, and other enhancements
UCOBF1_4           ; RCFDB783 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column A)1 to 4 Family Residential Loans)
UCOBFHEL           ; RCFDB784 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column B) Home Equity Lines)
UCOBCCR            ; RCFDB785 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column C) Credit Card Receivables)
UCOBAUTOL          ; RCFDB786 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column D) Auto Loans)
UCOBOTHCL          ; RCFDB787 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column E) Other Consumer Loans)
UCOBCIL            ; RCFDB788 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column F) Commercial and Industrial Loans)
UCOBOLL            ; RCFDB789 ; 0                   ; 10. Reporting banks unused commitments to provide liquidity to other institutions securitization structures ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; Bank Asset Sales
ASRF1_4NS          ; RCFDB790 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column A)1 to 4 Family Residential Loans)
ASRHELNS           ; RCFDB791 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column B) Home Equity Lines)
ASRCCRNS           ; RCFDB792 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column C) Credit Card Receivables)
ASRAUTOLNS         ; RCFDB793 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column D) Auto Loans)
ASROTHCLNS         ; RCFDB794 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column E) Other Consumer Loans)
ASRCILNS           ; RCFDB795 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column F) Commercial and Industrial Loans)
ASROLLNS           ; RCFDB796 ; 0                   ; 11. Assets sold with recourse or other seller provided credit enhancements and not securitized ((Column G) All Other Loans and All Leases)
CRXF1_4ASR         ; RCFDB797 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column A)1 to 4 Family Residential Loans)
CRXHELASR          ; RCFDB798 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column B) Home Equity Lines)
CRXCCRASR          ; RCFDB799 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column C) Credit Card Receivables)
CRXAUTOLASR        ; RCFDB800 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column D) Auto Loans)
CRXOCLASR          ; RCFDB801 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column E) Other Consumer Loans)
CRXCILASR          ; RCFDB802 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column F) Commercial and Industrial Loans)
CRXOLLASR          ; RCFDB803 ; 0                   ; 12. Maximum amount of credit exposure arising from recourse or other seller provided credit enhancements provided to assets reported in item 11 ((Column G) All Other Loans and All Leases)
                   ;          ;                     ; Memorandum items 1, 2, and 3 are to be completed beginning June 30, 2004.
                   ;          ;                     ; Memoranda
                   ;          ;                     ; 1. Small business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:
SMLBUSOBLG         ; RCFDA249 ; 0                   ; 1.a. Outstanding principal balance
SMLBUSRECRS        ; RCFDA250 ; 0                   ; 1.b. Amount of retained recourse on these obligations as of the report date
                   ;          ;                     ; 2. Outstanding principal balance of assets serviced for others:
ASRVWRF1_4         ; RCFDB804 ; 0                   ; 2.a. 1 to 4 family residential mortgages serviced with recourse or other servicer-provided credit enhancements
ASRVNRF1_4         ; RCFDB805 ; 0                   ; 2.b. 1 to 4 family residential mortgages serviced with no recourse or other servicer-provided credit enhancements
LNSNFAMSERV        ; RCFDA591 ; 0                   ; 2.c. Other financial assets*
                   ;          ;                     ; 3. Asset backed commercial paper conduits:
                   ;          ;                     ; 3.a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby letters of credit, subordinated securities, and other enhancements:
CRXCONBK           ; RCFDB806 ; 0                   ; 3.a.(1) Conduits sponsored by the bank, a bank affiliate, or the banks holding company
CRXCONOIN          ; RCFDB807 ; 0                   ; 3.a.(2) Conduits sponsored by other unrelated institutions
                   ;          ;                     ; 3.b. Unused commitments to provide liquidity to conduit structures:
UCCONBK            ; RCFDB808 ; 0                   ; 3.b.(1) Conduits sponsored by the bank, a bank affiliate, or the banks holding company
UCCONOIN           ; RCFDB809 ; 0                   ; 3.b.(2) Conduits sponsored by other unrelated institutions
OTCCFFCR           ; RCFDC407 ; 0                   ; 4.Outstanding credit card fees and finance charges included in Schedule RC-S, item1, column C
                   ;          ;                     ; * Memorandum item 2.c is to be completed if the principle balance of other financial assets serviced for others is more than 10 million.
                   ;          ;                     ; Schedule RC-T--Fiduciary and Related Services
                   ;          ;                     ; Schedule RC-T is to be completed beginning December 31, 2004.
                   ;          ;                     ; Items 12 through 23 and Memorandum item 4 will not be made available to the public on an individual institution basis.
FIDPWIND           ; RCFDA345 ; 1                   ; 1. Does the institution have fiduciary powers? (If "NO", do not complete Schedule RC-T.)
FIDPWXIND          ; RCFDA346 ; 1                   ; 2. Does the institution exercise the fiduciary powers it has been granted?
FIDACTVIND         ; RCFDB867 ; 1                   ; 3. Does the institution have any fiduciary or related activity (in the form of assets or accounts) to report in this schedule? (If "NO", do not complete the rest of Schedule RC-T.)
                   ;          ;                     ; If the answer to item 3 is "YES," complete the applicable items of Schedule RC-T, as follows:
                   ;          ;                     ; Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $250 million (as of the preceding December 31) or with gross
                   ;          ;                     ; fiduciary and related services income greater than 10% of revenue (net interest income plus noninterest income) for the preceding calendar year must complete:
                   ;          ;                     ; Items 4 through 19 quarterly, Items 20 through 23 annually with the December report, and Memorandum items 1 through 4 annually with the December report.
                   ;          ;                     ; Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $100 million but less than or equal to $250 mil (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
                   ;          ;                     ; Items 4 through 23 annually with the December report, and Memorandum items 1 through 4 annually with the December report.
                   ;          ;                     ; Institutions with total fiduciary assets (item 9, sum of columns A and B) of $100 million or less (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
                   ;          ;                     ; Items 4 through 10 annually with the December report, and Memorandum items 1 through 3 annually with the December report.
                   ;          ;                     ; FIDUCIARY AND RELATED ASSETS
PTRMASS            ; RCFDB868 ; 720000              ; 4. Personal trust and agency accounts (Column A) Managed Assets
PTRNMASS           ; RCFDB869 ; 100000              ; 4. Personal trust and agency accounts (Column B) Non-Managed Assets
PTRMNUM            ; RCFDB870 ; 43                  ; 4. Personal trust and agency accounts (Column C) Number of Managed Accounts
PTRNMNUM           ; RCFDB871 ; 9                   ; 4. Personal trust and agency accounts (Column D) Number of Non-Managed Accounts
                   ;          ;                     ; 5. Retirement related trust and agency accounts:
EMBDFCMA           ; RCFDB872 ; 670000              ; a. Employee benefit--defined contribution (Column A) Managed Assets
EMBDFCNMA          ; RCFDB873 ; 217000              ; a. Employee benefit--defined contribution (Column B) Non-Managed Assets
EMBDFCMNUM         ; RCFDB874 ; 11                  ; a. Employee benefit--defined contribution (Column C) Number of Managed Accounts
EMBDFCNMNUM        ; RCFDB875 ; 87                  ; a. Employee benefit--defined contribution (Column D) Number of Non-Managed Accounts
EMBDFBMA           ; RCFDB876 ; 20370000            ; b. Employee benefit--defined benefit (Column A) Managed Assets
EMBDFBNMA          ; RCFDB877 ; 1000                ; b. Employee benefit--defined benefit (Column B) Non-Managed Assets
EMBDFBMNUM         ; RCFDB878 ; 63                  ; b. Employee benefit--defined benefit (Column C) Number of Managed Accounts
EMBDFBNMNUM        ; RCFDB879 ; 3                   ; b. Employee benefit--defined benefit (Column D) Number of Non-Managed Accounts
ORTAMASS           ; RCFDB880 ; 118000              ; c. Other retirement accounts (Column A) Managed Assets
ORTANMASS          ; RCFDB881 ; 346000              ; c. Other retirement accounts (Column B) Non-Managed Assets
ORTMNUM            ; RCFDB882 ; 126                 ; c. Other retirement accounts (Column C) Number of Managed Accounts
ORTNMNUM           ; RCFDB883 ; 665                 ; c. Other retirement accounts (Column D) Number of Non-Managed Accounts
CRPAGMASS          ; RCFDB884 ; 2026000             ; 6. Corporate trust and agency accounts (Column A) Managed Assets
CRPAGNMASS         ; RCFDB885 ; 84496000            ; 6. Corporate trust and agency accounts (Column B) Non-Managed Assets
CRPAGMNUM          ; RCFDC001 ; 19                  ; 6. Corporate trust and agency accounts (Column C) Number of Managed Accounts
CRPAGNMNUM         ; RCFDC002 ; 17701               ; 6. Corporate trust and agency accounts (Column D) Number of Non-Managed Accounts
INVMASS            ; RCFDB886 ; 14207000            ; 7. Investment management agency accounts (Column A) Managed Assets
INVMNUM            ; RCFDB888 ; 1196                ; 7. Investment management agency accounts (Column C) Number of Managed Accounts
OFAMASS            ; RCFDB890 ; 0                   ; 8. Other fiduciary accounts (Column A) Managed Assets
OFANMASS           ; RCFDB891 ; 0                   ; 8. Other fiduciary accounts (Column B) Non-Managed Assets
OFAMNUM            ; RCFDB892 ; 0                   ; 8. Other fiduciary accounts (Column C) Number of Managed Accounts
OFANMNUM           ; RCFDB893 ; 0                   ; 8. Other fiduciary accounts (Column D) Number of Non-Managed Accounts
TFDAMASS           ; RCFDB894 ; 38111000            ; 9. Total fiduciary accounts (sum of items 4 through 8) (Column A) Managed Assets
TFDANMASS          ; RCFDB895 ; 85160000            ; 9. Total fiduciary accounts (sum of items 4 through 8) (Column B) Non-Managed Assets
TFDAMNUM           ; RCFDB896 ; 1458                ; 9. Total fiduciary accounts (sum of items 4 through 8) (Column C) Number of Managed Accounts
TFDANMNUM          ; RCFDB897 ; 18465               ; 9. Total fiduciary accounts (sum of items 4 through 8) (Column D) Number of Non-Managed Accounts
CUSTNMASS          ; RCFDB898 ; 23189000            ; 10. Custody and safekeeping accounts (Column B) Non-Managed Assets
CUSTNMNUM          ; RCFDB899 ; 4876                ; 10. Custody and safekeeping accounts (Column D) Number of Non-Managed Accounts
MASSFACF           ; RCFNB900 ; 0                   ; 11. Fiduciary accounts held in foreign offices (included in items 9 and 10) (Column A) Managed Assets
NMASSFACF          ; RCFNB901 ; 0                   ; 11. Fiduciary accounts held in foreign offices (included in items 9 and 10) (Column B) Non-Managed Assets
MNUMFACF           ; RCFNB902 ; 0                   ; 11. Fiduciary accounts held in foreign offices (included in items 9 and 10) (Column C) Number of Managed Accounts
NMNUMFACF          ; RCFNB903 ; 0                   ; 11. Fiduciary accounts held in foreign offices (included in items 9 and 10) (Column D) Number of Non-Managed Accounts
                   ;          ;                     ; Memoranda
                   ;          ;                     ; 1. Managed assets held in personal trust and agency accounts:
PTRNINTDEP         ; RCFDB913 ;                     ; a. Noninterest-bearing deposits
PTRINTDEP          ; RCFDB914 ;                     ; b. Interest-bearing deposits
PTRUSGOVT          ; RCFDB915 ;                     ; c. U.S. Treasury and U.S. Government agency obligations
PTRMUNI            ; RCFDB916 ;                     ; d. State, county and municipal obligations
PTRMMF             ; RCFDB917 ;                     ; e. Money market mutual funds
PTRSHTOBL          ; RCFDB918 ;                     ; f. Other short-term obligations
PTROTHNB           ; RCFDB919 ;                     ; g. Other notes and bonds
PTRCPSTK           ; RCFDB920 ;                     ; h. Common and preferred stocks
PTRREMTG           ; RCFDB921 ;                     ; i. Real estate mortgages
PTRRE              ; RCFDB922 ;                     ; j. Real estate
PTRMISC            ; RCFDB923 ;                     ; k. Miscellaneous assets
TPTRAG             ; RCFDB868 ; 720000              ; l. Total managed assets held in personal trust and agency accounts (sum of Memorandum items 1.a through 1.k) VALUES (must equal Schedule RC-T, item 4, column A)
                   ;          ;                     ; 2. Corporate trust and agency accounts:
CPMUNINUM          ; RCFDB927 ;                     ; a. Corporate and municipal trusteeships (Column A) Number of Issues
CPMUNIAMT          ; RCFDB928 ;                     ; a. Corporate and municipal trusteeships (Column B) Principal Amount
CPOTHNUM           ; RCFDB929 ;                     ; b. Transfer agent, registrar, paying agent, and other corporate agency (Column A) Number of Issues
                   ;          ;                     ; 3. Collective investment funds and common trust funds:
DMEQNUM            ; RCFDB931 ;                     ; a. Domestic equity (Column A) Number of Funds
DMEQMV             ; RCFDB932 ;                     ; a. Domestic equity (Column B) Market Value of Fund Assets
GLEQNUM            ; RCFDB933 ;                     ; b. International/Global equity (Column A) Number of Funds
GLEQMV             ; RCFDB934 ;                     ; b. International/Global equity (Column B) Market Value of Fund Assets
STKBNDNUM          ; RCFDB935 ;                     ; c. Stock/Bond blend (Column A) Number of Funds
STKBNDMV           ; RCFDB936 ;                     ; c. Stock/Bond blend (Column B) Market Value of Fund Assets
TXBNDNUM           ; RCFDB937 ;                     ; d. Taxable bond (Column A) Number of Funds
TXBNDMV            ; RCFDB938 ;                     ; d. Taxable bond (Column B) Market Value of Fund Assets
MUNINUM            ; RCFDB939 ;                     ; e. Municipal bond (Column A) Number of Funds
MUNIMV             ; RCFDB940 ;                     ; e. Municipal bond (Column B) Market Value of Fund Assets
SHMMNUM            ; RCFDB941 ;                     ; f. Short term investments/Money market (Column A) Number of Funds
SHMMMV             ; RCFDB942 ;                     ; f. Short term investments/Money market (Column B) Market Value of Fund Assets
SPOTHNUM           ; RCFDB943 ;                     ; g. Specialty/Other (Column A) Number of Funds
SPOTHMV            ; RCFDB944 ;                     ; g. Specialty/Other (Column B) Market Value of Fund Assets
TCIFNUM            ; RCFDB945 ;                     ; h. Total collective investment funds (sum of Memorandum items 3.a through 3.g) VALUES (Column A) Number of Funds
TCIFMV             ; RCFDB946 ;                     ; h. Total collective investment funds (sum of Memorandum items 3.a through 3.g) VALUES (Column B) Market Value of Fund Assets
                   ;          ;                     ; Schedule RC Z THIS PAGE IS TO BE COMPLETED BY ALL BANKS
                   ;          ;                     ; LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)
LEONUM             ; RCFD3561 ; 0                   ; a. Number of loans made to executive officers since the previous Call Report date
LEOAMT             ; RCFD3562 ; 0                   ; b. Total dollar amount of above loans (in thousands of dollars)
LEOINTLO           ; RCFD7701 ; 0                   ; c. Range of interest charged on above loans (example: 9 3/4% = 9.75)
LEOINTHI           ; RCFD7702 ; 0                   ; c. Range of interest charged on above loans (example: 9 3/4% = 9.75)
                   ;          ;                     ; Schedule RI Income Statement
                   ;          ;                     ; 1. Interest income:
                   ;          ;                     ; 1.a. Interest and fee income on loans:
                   ;          ;                     ; 1.a.(1) In domestic offices:
IRELNS             ; RIAD4011 ; 20000               ; 1.a.(1).(a) Loans secured by real estate
IFARMLOANS         ; RIAD4024 ; 0                   ; 1.a.(1).(b) Loans to finance agricultural production and other loans to farmers
ICILNS             ; RIAD4012 ; 91000               ; 1.a.(1).(c) Commercial and industrial loans
                   ;          ;                     ; 1.a.(1).(d) Loans to individuals for household, family, and other personal expenditures:
ILINDCRCD          ; RIADB485 ; 0                   ; 1.a.(1).(d).(1) Credit cards
ILINDOTH           ; RIADB486 ; 8000                ; 1.a.(1).(d).(2) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)
IFORGOVLNS         ; RIAD4056 ; 0                   ; 1.a.(1).(e) Loans to foreign governments and official institutions.
ILOTHDOM           ; RIADB487 ; 121000              ; 1.a.(1).(f) All other loans in domestic offices
F_ILOANS           ; RIAD4059 ; 6000                ; 1.a.(2) In foreign offices, Edge and Agreement subsidiaries, and IBFs
ILOANS             ; RIAD4010 ; 246000              ; 1.a.(3) Total interest and fee income on loans (sum of items 1.a.(1).(a) through 1.a.(2))
IDLFIN             ; RIAD4065 ; 0                   ; 1.b. Income from lease financing receivables
IDEPINBAL          ; RIAD4115 ; 8000                ; 1.c. Interest income on balances due from depository institutions*
                   ;          ;                     ; 1.d. Interest and dividend income on securities:
IUSTRSXMBS         ; RIADB488 ; 28000               ; 1.d.(1) U.S. Treasury securities and U.S. Government agency obligations (excluding mortgage backed securities)
IMORTBS            ; RIADB489 ; 0                   ; 1.d.(2) Mortgage backed securities
ISECAOTH           ; RIAD4060 ; 1000                ; 1.d.(3) All other securities
ITRADE             ; RIAD4069 ; 1037000             ; 1.e. Interest income from trading assets
IFFSOLD            ; RIAD4020 ; 105000              ; 1.f. Interest income on federal funds sold and securities purchased under agreements to resell
IOTHINT            ; RIAD4518 ; 7000                ; 1.g. Other interest income
TOTINTINC          ; RIAD4107 ; 1432000             ; 1.h. Total interest income (sum of items 1.a through 1.g)
                   ;          ;                     ; 2. Interest expense:
                   ;          ;                     ; 2.a. Interest on deposits:
                   ;          ;                     ; 2.a.(1) Interest on deposits in domestic offices:
ETRANSDEP          ; RIAD4508 ; 1000                ; 2.a.(1)(a) Transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts)
                   ;          ;                     ; 2.a.(1).(b) Nontransaction accounts:
ENTSAVDP           ; RIAD0093 ; 105000              ; 2.a.(1).(b).(1) Savings deposits (INCLUDES MMDAs)
ETMEGT100          ; RIADA517 ; 4000                ; 2.a.(1).(b).(2) Time deposits of $100,000 or more
ETMELT100          ; RIADA518 ; 0                   ; 2.a.(1).(b).(3) Time deposits of less than $100,000
F_EXPTOTDEP        ; RIAD4172 ; 112000              ; 2.a.(2) Interest on deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs
EFFPUR             ; RIAD4180 ; 140000              ; 2.b. Expense of federal funds purchased and securities sold under agreements to repurchase.
EBORROWING         ; RIAD4185 ; 77000               ; 2.c. Interest on trading liabilities and other borrowed money.
ESUBORN            ; RIAD4200 ; 0                   ; 2.d. Interest on subordinated notes and debentures. (Year to date)
TOTINTEXP          ; RIAD4073 ; 439000              ; 2.e. Total interest expense (sum of items 2.a through 2.d)(Year to date)
NETINTINC          ; RIAD4074 ; 993000              ; 3. Net interest income (item 1.h minus 2.e)
ELNLOSS            ; RIAD4230 ; -26000              ; 4. Provision for loan and lease losses
                   ;          ;                     ; 5. Noninterest income:
IFIDUC             ; RIAD4070 ; 144000              ; 5.a. Income from fiduciary activities*** (Year to date)
ISERCHG            ; RIAD4080 ; 33000               ; 5.b. Service charges on deposit accounts in domestic offices. (Year to date)
TRDREVTOT          ; RIADA220 ; -620000             ; 5.c. Trading revenue**** (Year to date)
IINVBKF            ; RIADB490 ; 36000               ; 5.d. Investment banking, advisory, brokerage, and underwriting fees and commissions (Year to date)
IVTCAPREV          ; RIADB491 ; 0                   ; 5.e. Venture capital revenue (Year to date)
INETSRVF           ; RIADB492 ; 0                   ; 5.f. Net servicing fees (Year to date)
INETSECZ           ; RIADB493 ; 0                   ; 5.g. Net securitization income (Year to date)
UNDWRINC           ; RIADC386 ; 0                   ; 5.h.1. Underwriting income from insurance and reinsurance activities
INCOTHACT          ; RIADC387 ; 0                   ; 5.h.2. Income from other insurance activities
NETGNSLN           ; RIAD5416 ; 1000                ; 5.i. Net gains (losses) on sales of loans and leases (Year to date)
NETGNSRE           ; RIAD5415 ; 5000                ; 5.j. Net gains (losses) on sales of other real estate owned (Year to date)
NETGNSOA           ; RIADB496 ; 1000                ; 5.k. Net gains (losses) on sales of other assets (excluding securities) (Year to date)
OTHNIINC           ; RIADB497 ; 376000              ; 5.l. Other noninterest income** (Year to date)
TOTNINTINC         ; RIAD4079 ; -24000              ; 5.m. Total noninterest income (sum of items 5.a through 5.1)
ISECGLHTM          ; RIAD3521 ; 0                   ; 6.a. Realized gains (losses) on held to maturity securities
ISECGLAFS          ; RIAD3196 ; 12000               ; 6.b. Realized gains (losses) on available for sale securities
                   ;          ;                     ; 7. Noninterest expense:
ESAL               ; RIAD4135 ; 242000              ; 7.a. Salaries and employee benefits (Year to date)
EPREMAGG           ; RIAD4217 ; 76000               ; 7.b. Expenses of premises and fixed assets (net of rental income) (excluding salaries and employee benefits and mortgage interest) (Year to date)
GDWLIMPLS          ; RIADC216 ; 0                   ; 7.c.1. Goodwill impairment losses
AMEXPINTN          ; RIADC232 ; 7000                ; 7.c.2. Amortization expense and impairment losses for other intangible assets
EOTHNONINT         ; RIAD4092 ; 413000              ; 7.d. Other noninterest expense** (Year to date)
TOTNINTEXP         ; RIAD4093 ; 738000              ; 7.e. Total noninterest expense (sum of items 7.a through 7.d)
INCBEFTAX          ; RIAD4301 ; 269000              ; 8. Income (loss) before income taxes and extraordinary items, and other adjustments (item 3 plus or minus items 4,5.n, 6.a,6.b,and 7.e)
INCTAXOPER         ; RIAD4302 ; 104000              ; 9. Applicable income taxes (on item 8)
INCBEFEXTR         ; RIAD4300 ; 165000              ; 10. Income (loss) before extraordinary items and other adjustments (item 8 minus item 9)
EXTRA              ; RIAD4320 ; 0                   ; 11. Extraordinary items and other adjustments, net of income taxes**
NETINC             ; RIAD4340 ; 165000              ; 12. Net income (loss) (sum of items 10 and 11)
                   ;          ;                     ; Memoranda
EINTNOTDED         ; RIAD4513 ; 0                   ; 1. Interest expense incurred to carry tax exempt securities, loans, and leases acquired after August 7, 1986, that is not deductible for federal income tax purposes (Year to date)
IFEEMUTFND         ; RIAD8431 ; 0                   ; 2. Income from the sale and servicing of mutual funds and annuities in domestic offices (included in Schedule RI, item 8) (Year to date)
IESTTXEXOT         ; RIAD4313 ; 0                   ; 3. Income on tax exempt loans and leases to states and political subdivisions in the U.S.(included in Schedule RI, items 1.a and 1.b) (Year to date)
ITXEXSECST         ; RIAD4507 ; 0                   ; 4. Income on tax exempt securities issued by states and political subdivisions in the (included in Schedule RI, item 1.d.(3)) (Year to date)
NUMEMP             ; RIAD4150 ; 2064                ; 5. Number of full time equivalent employees at end of current period (round to nearest whole number) (Year to date)
                   ;          ;                     ; 6. Not applicable
BNKACQDTE          ; RIAD9106 ; 0                   ; 7. If the reporting bank has restated its balance sheet as a result of applying push down accounting this calendar year, report the date of the banks acquisition*****
                   ;          ;                     ; 8. Trading revenue (from cash instruments and derivative instruments) (sum of Memorandum items 8.a through 8.d, must equal Schedule RI, item 5.c) (To be completed by banks that reported average trading assets (Schedule RC K, item 7))
INTRTETRDREV       ; RIAD8757 ; -89000              ; 8.a. Interest rate exposures
FGNEXTRDREV        ; RIAD8758 ; 252000              ; 8.b. Foreign exchange exposures
EQTRDREV           ; RIAD8759 ; -775000             ; 8.c. Equity security and index exposures
CMDTYTRDREV        ; RIAD8760 ; -8000               ; 8.d. Commodity and other exposures
                   ;          ;                     ; 9. Not applicable
CRLOSDER           ; RIADA251 ; 0                   ; 10. Credit losses on derivatives (see instructions)
SUBCHAPSIND        ; RIADA530 ; 0                   ; 11. Does the reporting bank have a Subchapter S election in effect for federal income tax purposes for the current tax year?
                   ;          ;                     ; * Includes interest income on time certificates of deposit not held for trading.
                   ;          ;                     ; ** Describe on Schedule RI E Explanations
                   ;          ;                     ; *** For banks required to complete Schedule RC T, items 12 through 19, income from fiduciary activities reported in Schedule RI, item 5.a, must equal the amount reported in Schedule RC T, item 19.
                   ;          ;                     ; **** For banks required to complete Schedule RI, Memorandum item 8, trading revenue report in Schedule RI, item 5.c, must equal the sum of Memorandum item 8.a through 8.d)
                   ;          ;                     ; ***** For example, a bank acquired on March 1, 2005, would report 20050301.
                   ;          ;                     ; Schedule RI A Changes in Equity Capital
                   ;          ;                     ; Indicate decreases and losses in parentheses.
CAPPREV            ; RIAD3217 ; 7890000             ; 1. Total equity capital most recently reported for the December 31, 2005, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)
CAPRESTATE         ; RIADB507 ; 0                   ; 2. Restatements due to corrections of material accounting errors and changes in accounting principles*
CAPBALPY           ; RIADB508 ; 7890000             ; 3. Balance end of previous calendar year as restated (sum of items 1 and 2)
CAPNET             ; RIAD4340 ; 165000              ; 4. Net income (loss) (must equal Schedule RI, item 14)
CAPSTKXTR          ; RIADB509 ; 0                   ; 5. Sale, conversion, acquisition, or retirement of capital stock, net (excluding treasury stock transactions)
CAPTRSTK           ; RIADB510 ; 0                   ; 6. Treasury stock transactions, net
CAPMRG             ; RIAD4356 ; 0                   ; 7. Changes incident to business combinations, net.
CAPDIVP            ; RIAD4470 ; 0                   ; 8. LESS: Cash dividends declared on preferred stock
CAPDIVC            ; RIAD4460 ; 0                   ; 9. LESS: Cash dividends declared on common stock
CAPCOMPI           ; RIADB511 ; -3000               ; 10. Other comprehensive income**
CAPHOLDTRX         ; RIAD4415 ; 0                   ; 11. Other transactions with parent holding company*(not included in items 5,6,8,or 9 above)
CAPEND             ; RIAD3210 ; 8052000             ; 12. Total equity capital end of current period (sum of items 3 through 11) (must equal Schedule RC, item 28)
                   ;          ;                     ; * Describe on Schedule RI E Explanations
                   ;          ;                     ; ** Includes changes in net unrealized holding gains (losses) on available for sale securities, changes in accumulated net gains (losses) on cash flow hedges, foreign currency translation adjustments, and changes in minimum pension liability adjustments.
                   ;          ;                     ; Schedule RI B CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES AND CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES
                   ;          ;                     ; Part I. Charge offs and Recoveries on Loans and Leases
                   ;          ;                     ; Part I excludes charge offs and recoveries through the allocated transfer risk reserve.
                   ;          ;                     ; 1. Loans secured by real estate:
CONSTCOFS          ; RIAD3582 ; 0                   ; 1.a. Construction, land development, and other land loans in domestic offices. ((Column A) Charge offs* (Calendar year to date))
CONSTRECOV         ; RIAD3583 ; 0                   ; 1.a. Construction, land development, and other land loans in domestic offices. ((Column B) Recoveries (Calendar year to date))
FARMCHGOF          ; RIAD3584 ; 0                   ; 1.b. Secured by farmland in domestic offices. ((Column A) Charge offs* (Calendar year to date))
FARMRECOV          ; RIAD3585 ; 0                   ; 1.b. Secured by farmland in domestic offices. ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 1.c. Secured by 1 to 4 family residential properties in domestic offices:
REVRSCOFS          ; RIAD5411 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit. ((Column A) Charge offs* (Calendar year to date))
REVRSRECOV         ; RIAD5412 ; 0                   ; 1.c.(1) Revolving, open end loans secured by 1 to 4 family residential properties and extended under lines of credit. ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 1.c.(2) Closed end loans secured by 1 to 4 family residential properties
CLD1STCOFS         ; RIADC234 ; 0                   ; 1.c.(2).(a)  Secured by first liens ((Column A) Charge offs* (Calendar year to date))
CLD1STRECOV        ; RIADC217 ; 0                   ; 1.c.(2).(a)  Secured by first liens ((Column B) Recoveries (Calendar year to date))
CLDJLCOFS          ; RIADC235 ; 0                   ; 1.c.(2).(a)  Secured by junior liens ((Column A) Charge offs* (Calendar year to date))
CLDJLRECOV         ; RIADC218 ; 0                   ; 1.c.(2).(a)  Secured by junior liens ((Column B) Recoveries (Calendar year to date))
MLTRSCOFS          ; RIAD3588 ; 0                   ; 1.d. Secured by multifamily (5 or more) residential properties in domestic offices. ((Column A) Charge offs* (Calendar year to date))
MLTRSRECOV         ; RIAD3589 ; 0                   ; 1.d. Secured by multifamily (5 or more) residential properties in domestic offices. ((Column B) Recoveries (Calendar year to date))
NONRSCOFS          ; RIAD3590 ; 0                   ; 1.e. Secured by nonfarm nonresidential properties in domestic offices ((Column A) Charge offs* (Calendar year to date))
NONRSRECOV         ; RIAD3591 ; 0                   ; 1.e. Secured by nonfarm nonresidential properties in domestic offices ((Column B) Recoveries (Calendar year to date))
FOFFCOFS           ; RIADB512 ; 0                   ; 1.f. In foreign offices ((Column A) Charge offs* (Calendar year to date))
FOFFRECOV          ; RIADB513 ; 0                   ; 1.f. In foreign offices ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 2. Loans to depository institutions and acceptances of other banks:
DEPCOFSUS          ; RIAD4653 ; 0                   ; 2.a. To U.S. banks and other U.S. depository institutions ((Column A) Charge offs* (Calendar year to date))
DEPRECVUS          ; RIAD4663 ; 0                   ; 2.a. To U.S. banks and other U.S. depository institutions ((Column B) Recoveries (Calendar year to date))
DEPCOFSFOR         ; RIAD4654 ; 0                   ; 2.b. To foreign banks ((Column A) Charge offs* (Calendar year to date))
DEPRECVFOR         ; RIAD4664 ; 0                   ; 2.b. To foreign banks ((Column B) Recoveries (Calendar year to date))
FARMCOFS           ; RIAD4655 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column A) Charge offs* (Calendar year to date))
FARMRECV           ; RIAD4665 ; 0                   ; 3. Loans to finance agricultural production and other loans to farmers ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 4. Commercial and industrial loans:
CIUSCOFS           ; RIAD4645 ; 0                   ; 4.a. To U.S. addressees (domicile) ((Column A) Charge offs* (Calendar year to date))
CIUSRECV           ; RIAD4617 ; 24000               ; 4.a. To U.S. addressees (domicile) ((Column B) Recoveries (Calendar year to date))
CINUCOFS           ; RIAD4646 ; 0                   ; 4.b. To non U.S. addressees (domicile) ((Column A) Charge offs* (Calendar year to date))
CINURECV           ; RIAD4618 ; 0                   ; 4.b. To non U.S. addressees (domicile) ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 5. Loans to individuals for household, family, and other personal expenditures:
CRCDCOFS           ; RIADB514 ; 0                   ; 5.a. Credit cards ((Column A) Charge offs* (Calendar year to date))
CRCDRECOV          ; RIADB515 ; 0                   ; 5.a. Credit cards ((Column B) Recoveries (Calendar year to date))
NCRCDCOFS          ; RIADB516 ; 0                   ; 5.b. OTHER (INCLUDING SINGLE PAYMENT, INSTALLMENT, ALL STUDENT LOANS, AND REVOLVING CREDIT PLANS OTHER THAN CREDIT CARDS) ((Column A) Charge offs* (Calendar year to date))
NCRCDRECOV         ; RIADB517 ; 0                   ; 5.b. OTHER (INCLUDING SINGLE PAYMENT, INSTALLMENT, ALL STUDENT LOANS, AND REVOLVING CREDIT PLANS OTHER THAN CREDIT CARDS) ((Column B) Recoveries (Calendar year to date))
FGCOFS             ; RIAD4643 ; 0                   ; 6. Loans to foreign governments and official institutions ((Column A) Charge offs* (Calendar year to date))
FGRECV             ; RIAD4627 ; 0                   ; 6. Loans to foreign governments and official institutions ((Column B) Recoveries (Calendar year to date))
OLNSCOFS           ; RIAD4644 ; 0                   ; 7. All other loans ((Column A) Charge offs* (Calendar year to date))
OLNSRECV           ; RIAD4628 ; 0                   ; 7. All other loans ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; 8. Lease financing receivables:
LSECOFSUS          ; RIAD4658 ; 0                   ; 8.a. To U.S. addressees (domicile) ((Column A) Charge offs* (Calendar year to date))
LSERECVUS          ; RIAD4668 ; 0                   ; 8.a. To U.S. addressees (domicile) ((Column B) Recoveries (Calendar year to date))
LSECOFSNUS         ; RIAD4659 ; 0                   ; 8.b. To non U.S. addressees (domicile) ((Column A) Charge offs* (Calendar year to date))
LSERECVNUS         ; RIAD4669 ; 0                   ; 8.b. To non U.S. addressees (domicile) ((Column B) Recoveries (Calendar year to date))
TOTALCOFS          ; RIAD4635 ; 0                   ; 9. Total (sum of items 1 through 8) ((Column A) Charge offs* (Calendar year to date))
TOTALRECV          ; RIAD4605 ; 24000               ; 9. Total (sum of items 1 through 8) ((Column B) Recoveries (Calendar year to date))
                   ;          ;                     ; Memoranda
COMRECOFS          ; RIAD5409 ; 0                   ; 1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI B, part I, items 4 and 7, above ((Column A) Charge offs*)
COMRERECOV         ; RIAD5410 ; 0                   ; 1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI B, part I, items 4 and 7,above ((Column B) Recoveries)
RECOFSNUS          ; RIAD4652 ; 0                   ; 2. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RI B, part I, item 1, above) ((Column A) Charge offs* (Calendar year to date))
RERECVNUS          ; RIAD4662 ; 0                   ; 2. Loans secured by real estate to non U.S. addressees (domicile) (included in Schedule RI B, part I, item 1, 2above) ((Column B) Recoveries (Calendar year to date))
UNCOLLCCF          ; RIADC388 ; 0                   ; 4. Uncollectible retail credit card fees and finance charges reversed against income (i.e., not included in charge-offs against the allowance for loan and lease losses)
                   ;          ;                     ; Part II. Changes in Allowance for Loan and Lease Losses
LNLSPREV           ; RIADB522 ; 102000              ; 1. Balance most recently reported for the December 31, 2005, Reports of Condition and Income. (i.e., after adjustments from amended Reports of Income)
LNLSREC            ; RIAD4605 ; 24000               ; 2. Recoveries (must equal part I, item 9,column B above)
LNCOFSWRD          ; RIADC079 ; 0                   ; 3. LESS: Charge offs (must equal part I, item 9, column A above)
LNWRDADJ           ; RIAD5523 ; 0                   ; 4. LESS: Write-downs arising from transfers of loans to a held-for-sale account
LNLSPROV           ; RIAD4230 ; -26000              ; 5. Provision for loan and lease losses (must equal Schedule RI, item 4)
ALLWADJS           ; RIADC233 ; 0                   ; 6. Adjustments* (see instructions for this schedule)
LNLSEND            ; RIAD3123 ; 100000              ; 7. Balance end of current period (sum of items 1 through 5) (must equal Schedule RC, item 4.c)
                   ;          ;                     ; Memoranda
ALLCTRR            ; RIADC435 ; 0                   ; 1. Allocated transfer risk reserve included in Schedule RI-B, part II, item 7 above
SPVALUCCF          ; RIADC389 ; 0                   ; 2. Separate valuation allowance for uncollectible retail credit card fees and finance charges
CCFALLW            ; RIADC390 ; 0                   ; 3. Amount of allowance for loan and lease losses attributable to retail credit card fees and finance charges
                   ;          ;                     ; Memorandum item 4 is to be completed by all banks.
RIADC781           ; RIADC781 ; 0                   ; 4. Amount of allowance for post-acquisition losses on purchased impaired loans accounted for in accordance with AICPA Statement of Position 03-3 (included in Schedule RI-B, part II,item 7, above)
                   ;          ;                     ; * Include write-downs arising from transfers of loans to the held-for-sale account.
                   ;          ;                     ; ** Include as a negative number write-downs arising from transfers of loans to the held-for-sale account. Describe all adjustments on Schedule RI E  Explanations, item 6.
                   ;          ;                     ; Schedule RI D Income from Foreign Offices
                   ;          ;                     ; For all banks with Foreign offices (including Edge of Agreement subsidiaries and IBFs) where foreign office revenues, assets, or net income exceed 10 percent of consolidated total revenues, total assets, or net income.
RIADC899           ; RIADC899 ; 1072000             ; 1. Total interest income in foreign offices
RIADC900           ; RIADC900 ; 276000              ; 2. Total interest expense in foreign offices
RIADC901           ; RIADC901 ; 0                   ; 3. Provision for loan and lease losses in foreign offices
                   ;          ;                     ; 4. Noninterest income in foreign offices
RIADC902           ; RIADC902 ; -684000             ;    a. Trading revenue
RIADC903           ; RIADC903 ; 0                   ;    b. Investment banking, advisory, brokagerage, and underwriting fees commissions
RIADC904           ; RIADC904 ; 0                   ;    c. Net securitization income
RIADC905           ; RIADC905 ; 40000               ;    d. Other noniterest income
RIADC906           ; RIADC906 ; 0                   ; 5. Realized gains (losses) on held-to-maturity and available-for-sale securities in foreign offices
RIADC907           ; RIADC907 ; 12000               ; 6. Total noninterest expense in foreign offices
RIADC908           ; RIADC908 ; 150000              ; 7. Adjustment to pretax income in foreign offices for internal allocations to foreign offices to reflect the effects of equity capital on overall bank funding costs
RIADC909           ; RIADC909 ; 27000               ; 8. Applicable income taxes (on items 1 through 7)
RIADC910           ; RIADC910 ; 0                   ; 9. Extraordinary items and other adjustments, net of income taxes, in foreign offices
RIADC911           ; RIADC911 ; 263000              ; 10. Net income attributable toforeign offices before internal allocations of income and expense (item 1 plus or minus item 2 through 9)
RIADC912           ; RIADC912 ; 0                   ; 11. Internal allocations of income and expense applicable to foreign offices
RIADC913           ; RIADC913 ; -59000              ; 12. Eliminations arising from the consolidation of foreign offices with domestic offices
RIADC914           ; RIADC914 ; 204000              ; 13. Consolidated net income attributable to foreign offices (sum of items 10 through 12)
                   ;          ;                     ; Schedule RI E Explanations
                   ;          ;                     ; Schedule RI E is to be completed each quarter on a calendar year to date basis.
                   ;          ;                     ; Detail all adjustments in Schedule RI A and RI B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI.
                   ;          ;                     ; 1. Other noninterest income (from Schedule RI, item 5. I) Itemize and describe amounts that exceed 1% of the sum of Schedule RI, items 1.h and 5.m:
IFPRCHECKS         ; RIADC013 ; 0                   ; 1.a. Income and fees from the printing and sale of checks (Year to date)
INCRVALCSV         ; RIADC014 ; 0                   ; 1.b. Earnings on/increase in value of cash surrender value of life insurance (Year to date)
ATMFEEINC          ; RIADC016 ; 0                   ; 1.c. Income and fees from automated teller machines (ATMs) (Year to date)
RENTINORE          ; RIAD4042 ; 0                   ; 1.d. Rent and other income from other real estate owned (Year to date)
SAFEDRENT          ; RIADC015 ; 0                   ; 1.e. Safe deposit box rent (Year to date)
INONINTA           ; RIAD4461 ; 47000               ; 1.f. TEXT 4461 (Year to date)
INONINTB           ; RIAD4462 ; 301000              ; 1.g. TEXT 4462 (Year to date)
INONINTC           ; RIAD4463 ; 0                   ; 1.h. TEXT 4463 (Year to date)
                   ;          ;                     ; 2. Other noninterest expense (from Schedule RI, item 7.d): Itemize and describe the amounts that exceed 1% of the sum of Schedule RI, items 1.h and 5.m:
EXPDPROC           ; RIADC017 ; 31000               ; 2.a. Data processing expenses (Year to date)
EXPADVMKT          ; RIAD0497 ; 0                   ; 2.b. Advertising and marketing expenses (Year to date)
DRECTSFEE          ; RIAD4136 ; 0                   ; 2.c. Directors fees (Year to date)
STAPRTSUP          ; RIADC018 ; 0                   ; 2.d. Printing, stationery, and supplies (Year to date)
EXPPOSTG           ; RIAD8403 ; 0                   ; 2.e. Postage (Year to date)
EXPLEGAL           ; RIAD4141 ; 0                   ; 2.f. Legal fees and expenses (Year to date)
DEPINSASM          ; RIAD4146 ; 0                   ; 2.g. FDIC deposit insurance assessments (Year to date)
ENONINTA           ; RIAD4464 ; 266000              ; 2.h. TEXT 4464 (Year to date)
ENONINTB           ; RIAD4467 ; 64000               ; 2.i. TEXT 4467 (Year to date)
ENONINTC           ; RIAD4468 ; 0                   ; 2.j. TEXT 4468 (Year to date)
                   ;          ;                     ; 3. Extraordinary items and other adjustments and applicable income tax effect (from Schedule RI, item 11) (itemize and describe all extraordinary items and other adjustments)
EXTRAA             ; RIAD4469 ; 0                   ; 3.a.(1) TEXT 4469 (Year to date)
EXTAXA             ; RIAD4486 ; 0                   ; 3.a.(2) Applicable income tax effect (Year to date)
EXTRAB             ; RIAD4487 ; 0                   ; 3.b.(1) TEXT 4487 (Year to date)
EXTAXB             ; RIAD4488 ; 0                   ; 3.b.(2) Applicable income tax effect (Year to date)
EXTRAC             ; RIAD4489 ; 0                   ; 3.c.(1) TEXT 4489 (Year to date)
EXTAXC             ; RIAD4491 ; 0                   ; 3.c.(2) Applicable income tax effect (Year to date)
                   ;          ;                     ; 4. RESTATEMENTS DUE TO CORRECTIONS OF MATERIAL ACCOUNTING ERRORS AND CHANGES IN ACCOUNTING PRINCIPLES (FROM SCHEDULE RI A, ITEM 2) (ITEMIZE AND DESCRIBE ALL RESTATEMENTS):
CAPRESTA           ; RIADB526 ; 0                   ; 4.a. TEXT B526 (Year to date)
CAPRESTB           ; RIADB527 ; 0                   ; 4.b. TEXT B527 (Year to date)
                   ;          ;                     ; 5. Other transactions with parent holding company (from Schedule RI A, item 11) (itemize and describe all such transactions)
CAPHOLDA           ; RIAD4498 ; 0                   ; 5.a. TEXT 4498 (Year to date)
CAPHOLDB           ; RIAD4499 ; 0                   ; 5.b. TEXT 4499 (Year to date)
                   ;          ;                     ; 6. Adjustments to allowance for loan and lease losses (from Schedule RI B, part II, item 5) (itemize and describe all adjustments):
LNLSADJa           ; RIAD4521 ; 0                   ; 6.a. (TEXT 4521)
LNLSADJB           ; RIAD4522 ; 0                   ; 6.b. (TEXT 4522)
                   ;          ;                     ; 7. Other explanations (the space below is provided for the bank to briefly describe, at its option, any other significant items affecting the Report of Income):
                   ;          ;                     ; Comment?